  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 13, 1999.

                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                    Form S-4
                             REGISTRATION STATEMENT
                                     UNDER
                             SECURITIES ACT OF 1933
                      ------------------------------------
                            FSI INTERNATIONAL, INC.
             (Exact name of Registrant as specified in its charter)

            MINNESOTA                              3559                              41-1223238
 (State or other jurisdiction of       (Primary Standard Industrial        (I.R.S. Employer Identification
 incorporation or organization)         Classification Code Number)                     No.)

                           322 LAKE HAZELTINE DRIVE,
                            CHASKA, MINNESOTA 55318
                                 (612) 448-5440
 (Address and telephone number of the registrant's principal executive offices)

                                JOEL A. ELFTMANN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            FSI INTERNATIONAL, INC.
                           322 LAKE HAZELTINE DRIVE,
                            CHASKA, MINNESOTA 55318
                                 (612) 448-5440
           (Name, address and telephone number of agent for service)

                                   COPIES TO:

                  Douglas P. Long                                         Douglas J. Rein
                Faegre & Benson LLP                               Gray Cary Ware & Freidenrich LLP
    2200 Norwest Center, 90 South Seventh Street                  4365 Executive Drive, Suite 1600
            Minneapolis, Minnesota 55402                            San Diego, California 92121
                   (612) 336-3000                                          (619) 677-1400

                      ------------------------------------

    Approximate date of commencement of proposed sale of the securities to the public: UPON THE EFFECTIVE TIME OF THE MERGER DESCRIBED HEREIN.
    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement offering. [ ]
                      ------------------------------------
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                      ------------------------------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED MAXIMUM       PROPOSED MAXIMUM       AMOUNT OF
           TITLE OF EACH CLASS OF                AMOUNT TO BE         OFFERING PRICE           AGGREGATE          REGISTRATION
        SECURITIES TO BE REGISTERED              REGISTERED(1)         PER UNIT(2)         OFFERING PRICE(2)         FEE(3)
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, without par value, including
  Rights to Purchase Preferred Stock(4).....   1,299,105 shares          $9.9713               $6,890,976              $0
--------------------------------------------------------------------------------------------------------------------------------

(1) Based upon the assumed maximum number of shares of FSI International, Inc. common stock that may be issued in the merger described herein, which is based upon the estimated number of shares of YieldUP International Corporation common stock and Class A common stock that may be outstanding immediately before the Merger (8,290,394 shares in the aggregate) and stock consideration of .1567 of a share of FSI common stock for each such outstanding share of YieldUP.

(2) Estimated solely for the purpose of calculating the registration fee, under Rule 457(f)(1) and (3), based upon the reported high and low sale prices per share of YieldUP common stock of $1.5625 on September 3, 1999 divided by the exchange ratio of .1567, and after subtracting estimated cash consideration of $6,062,765 payable to YieldUP stockholders.

(3) Under Rule 457(b), the fee is after deduction of $3,860 paid with respect to the transaction pursuant to Section 14(g) of the Securities Exchange Act of 1934.

(4) Rights to Purchase Preferred Stock are initially attached to and trade with FSI common stock. Value attributable to the Rights, if any, is reflected in the market price for FSI common stock.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       YIELDUP INTERNATIONAL CORPORATION
                                117 EASY STREET
                        MOUNTAIN VIEW, CALIFORNIA 94043

                                                              September 13, 1999

Dear Stockholders:

     I invite you to attend a special meeting of the stockholders of YieldUP International Corporation to be held as follows:

        YIELDUP SPECIAL MEETING OF STOCKHOLDERS
                  YieldUP corporate headquarters
                  117 Easy Street
        LOCATION: Mountain View, California
        DATE:     October 20, 1999
        TIME:     10:00 a.m.

     At this meeting you will be asked to vote on a proposal to approve a merger between YieldUP and FSI International, Inc. pursuant to a reorganization agreement among the companies and a subsidiary of FSI. FSI is acquiring YieldUP and the form of the transaction is a merger. If the merger is approved, YieldUP will become a subsidiary of FSI and you will become a shareholder of FSI. You will receive 0.1567 of a share of common stock of FSI and $0.7313 in cash for each of your shares of YieldUP common stock.

     We have enclosed a proxy statement/prospectus that provides you with detailed information concerning the merger. We have also enclosed a copy of the agreement that governs the merger.

     THE BOARD OF DIRECTORS OF YIELDUP UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE REORGANIZATION AGREEMENT AND THE MERGER.

     This letter is your notice of the special meeting. Only stockholders of record at the close of business on August 30, 1999 are entitled to receive this notice and to vote on the reorganization agreement and the merger.

     We have enclosed a proxy card that you may use to vote by mail. Whether or not you plan to attend the meeting, please sign and date the proxy card and return it in the enclosed envelope. If you attend the meeting in person, you may vote personally even if you have previously returned your proxy card.

                                          By Order of the Board of Directors,

                                          [SIG]
                                          Raj Mohindra
                                          President and Chief Executive Officer

              PLEASE DO NOT SEND STOCK CERTIFICATES AT THIS TIME.

                           PROXY STATEMENT/PROSPECTUS

              PROXY STATEMENT OF YIELDUP INTERNATIONAL CORPORATION
                        SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON OCTOBER 20, 1999
                         ------------------------------

                     PROSPECTUS OF FSI INTERNATIONAL, INC.
                             SHARES OF COMMON STOCK
                         ------------------------------

     The board of directors of YieldUP International Corporation has approved a merger with FSI International, Inc. under a reorganization agreement dated January 21, 1999. YieldUP's board of directors has called a special meeting of YieldUP stockholders to vote on a proposal to approve the reorganization agreement and the merger.

     In the merger, FSI will issue to YieldUP stockholders $.7313 in cash and .1567 of a share of FSI common stock for each share of YieldUP common stock and
Class A common stock held by them. On September 10, 1999, the closing sale price per share for FSI common stock was $8.31. If the price of FSI common stock at the effective time of the merger were equal to the closing sale price of FSI common stock on that date, then the value of the consideration that stockholders of YieldUP would be entitled to receive in exchange for each share of YieldUP common stock and Class A common stock held by them would be $2.03.

     THE BOARD OF DIRECTORS OF YIELDUP HAS UNANIMOUSLY APPROVED THE REORGANIZATION AGREEMENT AND THE MERGER AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE REORGANIZATION AGREEMENT AND THE MERGER.

     SEE "RISK FACTORS" BEGINNING ON PAGE 17 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER IN ANALYZING THE PROPOSAL.

     This proxy statement/prospectus is being mailed to YieldUP stockholders on or about September 17, 1999. This document also constitutes the prospectus of FSI with respect to the shares of FSI common stock to be issued in the merger, which are listed on the Nasdaq National Market under the symbol "FSII."

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF FSI COMMON STOCK OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

       THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS SEPTEMBER 13, 1999.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Questions and Answers About the Merger......................       5
Summary.....................................................       7
  The Merger................................................       7
  The Reorganization Agreement..............................       8
  Recommendation of the YieldUP Board and Reasons for the
     Merger.................................................       8
  Additional Interests of YieldUP's Officers, Directors, and
     Employees in the Merger................................       9
  Fairness Opinion with Respect to the Merger...............       9
  The Companies.............................................       9
  The Special Meeting.......................................      10
  Comparative Per-Share Market Data.........................      12
  Selected Historical Financial Data........................      12
  Selected Unaudited Pro Forma Financial Data...............      15
  Comparative Unaudited Per Share Data......................      16
  Share Price and Dividend Data.............................      17
Risk Factors................................................      18
  Risks Relating to the Merger..............................      18
  Risks Relating to FSI.....................................      18
  Risks Relating to YieldUP.................................      24
General Information.........................................      33
  The Special Meeting.......................................      33
  Vote Required at Special Meeting..........................      34
  Solicitation of Proxies...................................      34
  Other Matters.............................................      35
Background of the Merger....................................      35
Recommendation of the YieldUP Board of Directors and
  YieldUP's Reasons for the Merger..........................      41
FSI's Reasons for the Merger................................      43
Financial Information Exchanged Between FSI And YieldUP.....      43
Opinion of Financial Adviser to YieldUP.....................      45
The Merger..................................................      50
  General...................................................      50
  Effective Time and Effect of the Merger...................      51
  Exchange of Shares........................................      51
  Employee Benefit Plans and Stock Options..................      52
  YieldUP Warrants..........................................      52
  Conditions to Consummation of the Merger..................      53
  Representations, Warranties, and Covenants................      54
  Amendment, Termination, and Waiver........................      54
  Expenses and Termination Payments.........................      55
  Legal Matters.............................................      55
  Conduct of Business Before the Merger.....................      55
  No Solicitation of Acquisition Transactions...............      56
  Interests of Certain Persons in the Merger................      56
  Federal Income Tax Consequences...........................      57
  Business and Management After the Merger..................      60
  Resale of Shares by YieldUP Affiliates....................      60
Dissenters' Rights..........................................      61

                                                                PAGE
                                                                ----
Unaudited Pro Forma Combined Financial Information..........      62
Forward-Looking Information.................................      73
Business of FSI.............................................      74
FSI Recent Developments.....................................      74
Business of YieldUP.........................................      76
Material Contracts Between FSI and YieldUP..................      77
Description of FSI Capital Stock............................      78
  Common Stock..............................................      78
  Preferred Stock...........................................      78
  Articles of Incorporation.................................      79
  Share Rights Agreement....................................      80
  Liquidation...............................................      81
  Limitation on Liability of Directors and
     Indemnification........................................      81
  Transfer Agent............................................      82
Comparative Rights of Shareholders of YieldUP and FSI.......      82
  Voting Rights.............................................      82
  Call of Shareholders' Meetings............................      82
  Shareholder Action Without a Meeting......................      82
  Amendments to Charter and Bylaws..........................      83
  Dissenters' Rights........................................      84
  Dividends; Stock Repurchases..............................      84
  Corporate Takeover Legislation............................      85
  Authorized Stock; Authority of Board of Directors to Issue
     Preferred Stock........................................      86
  Share Rights Agreement....................................      87
  Limitation of Personal Liability of Directors.............      87
  Indemnification of Directors, Officers, and Employees.....      87
  Removal of Directors......................................      88
Where You Can Find More Information.........................      88
Legal Matters...............................................      90
Experts.....................................................      90
Stockholder Proposals.......................................      90
Independent Accountants.....................................      90
Exhibit A -- Agreement and Plan of Reorganization, as
  amended...................................................     A-1
Exhibit B -- Opinion of Needham & Company, Inc..............     B-1
Exhibit C -- Delaware General Corporation Law Section 262...     C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  Please explain what I will receive in the merger.

A: If the merger is completed, you will receive $.7313 in cash and .1567 of a share of FSI common stock for each share of YieldUP common stock or Class A common stock that you hold. However, FSI will not issue fractional shares of common stock. Instead, YieldUP stockholders entitled to a fractional share will receive cash in the amount of the fraction times $12.00, rounded to the nearest cent.

Q: What percentage of FSI's stock ownership will former YieldUP stockholders hold after the merger?

A: If the merger is consummated, former YieldUP stockholders will hold approximately 5.3% of FSI's outstanding common stock.

Q.  Why did YieldUP seek a merger with FSI?

A. Semiconductor manufacturing companies are relying more and more on dealing with fewer suppliers, many of which tend to be larger and more well-established companies than YieldUP. YieldUP felt that it would benefit from FSI's size, its long history of cleaning technology expertise, its global support network, and its ability to make significant investments in research and development, total quality management, and clean room laboratory and manufacturing facilities. Since YieldUP is bringing intellectual property and technology that does not currently exist in FSI products, the alliance will likely create an environment in which YieldUP's product line and technologies will be enhanced and retain their technical advantages.

Q.  Why did FSI seek to acquire YieldUP?

A. The acquisition provides FSI's Surface Conditioning Division with an entree into the critical cleaning immersion market. By acquiring YieldUP and its intellectual property, FSI believes that it is obtaining unique immersion technologies that will expand FSI's capabilities to create a total cleaning solution for customers. YieldUP's Mountain View, California operations also strengthen FSI's presence in the important Silicon Valley market.

Q:  What do I need to do now?

A: Just mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the meeting of YieldUP's stockholders.

Q:  What do I do if I want to change my vote later?

A: Just send in a later-dated, signed proxy card to YieldUP's Corporate Secretary so that it is received before the stockholders' meeting or attend the meeting in person and vote.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker will vote your shares only if you provide instructions on how to vote. Please tell your broker how you would like him or her to vote your shares. If you do not tell your broker how to vote, your shares will not be voted by your broker, which will have the effect of a vote against the merger.

Q:   Should I send in my stock certificates now?

A: No. After the merger is completed, Harris Trust and Savings Bank, the exchange agent for the merger, will send YieldUP stockholders written instructions for exchanging their stock certificates.

Q:   When do you expect the merger to be completed?

A: We expect that the approval of YieldUP's stockholders will be the last condition to effecting the merger. The effective time of the merger should occur within four business days after the stockholders' meeting.

Q: What are the federal income tax consequences of the merger to YieldUP's stockholders?

A: Generally you will not recognize a gain or a loss with respect to the receipt of FSI common stock in exchange for your shares of YieldUP common stock or Class A common stock in the merger. Receipt of the cash portion of the merger consideration generally would be taxable, however.

Q:   Does FSI pay dividends?

A: Like YieldUP, FSI does not pay dividends. FSI's board of directors does not currently anticipate paying cash dividends in the future.

Q:   Whom should I call with questions?

A: You may call Abhay Bhushan, YieldUP's Corporate Secretary, at (650) 964-0100 with any questions.

                                    SUMMARY

     The following is a summary of material information contained in this proxy statement/prospectus. For more information, you should refer to the information in the main body of this proxy statement/prospectus along with the exhibits and the information incorporated by reference. A copy of the reorganization agreement is attached as Exhibit A to this proxy statement/prospectus. You should refer to that agreement for a complete statement of the terms of the merger, because it is the legal document that governs the merger.

THE MERGER

     Structure of the Merger. This proxy statement/prospectus relates to the proposed merger of YieldUP with a newly formed, wholly owned subsidiary of FSI, under the reorganization agreement. The subsidiary will be the surviving corporation in the merger and will continue as a wholly owned subsidiary of FSI.

     Conversion of Shares. At the effective time of the merger, each outstanding share of YieldUP common stock and Class A common stock, other than shares held by persons who have properly asserted statutory dissenters' rights under Delaware law, will be converted into the right to receive $.7313 in cash and .1567 of a share of FSI common stock. FSI will not issue fractional shares of FSI common stock. Instead, YieldUP stockholders entitled to a fractional share will be entitled to receive an amount in cash equal to the fraction times $12.00, rounded to the nearest cent. The shareholders of FSI will continue to hold their shares of capital stock of FSI without any change.

     Federal Income Tax Consequences. The merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986. That means that YieldUP stockholders would generally not recognize gain or loss on the receipt of shares of FSI common stock in the merger. Payments of the cash portion of the merger consideration and cash received in lieu of fractional shares generally would be taxable, however. You are urged to consult with your tax adviser to determine the specific tax consequences of the merger to you.

     Dissenters' Rights in the Merger. Under Delaware law, each holder of shares of YieldUP common stock and Class A common stock is entitled to object to the merger and demand payment for the holder's shares of YieldUP capital stock in cash if the holder complies with strict statutory procedures.

     Comparative Rights of YieldUP Stockholders Before and After the
Merger. The rights of the stockholders of YieldUP are currently governed by YieldUP's certificate of incorporation and bylaws and Delaware law. At the effective time of the merger, YieldUP stockholders will become shareholders of FSI and their rights as FSI shareholders will then be governed by FSI's articles of incorporation and bylaws and Minnesota law. There are differences between the rights of YieldUP stockholders and the rights of FSI shareholders. These differences include the additional anti-takeover provisions of Minnesota law compared to Delaware law and the fact that FSI has adopted a share rights plan whereas YieldUP has not. Each of these factors may have the effect of discouraging a change of control of FSI that is not approved by FSI's board of directors.

     Surrender of Share Certificates. Stockholders of YieldUP should not surrender their stock certificates until they receive transmittal materials, which will be mailed following the effective time of the merger.

THE REORGANIZATION AGREEMENT

     Effective Time of the Merger. Subject to the conditions contained in the reorganization agreement, FSI and YieldUP expect the merger to become effective on or about October 20, 1999.

     Conditions to the Merger. The obligations of FSI and YieldUP to effect the merger are subject to conditions, including, among other things, that the reorganization agreement and the merger shall have been approved by YieldUP stockholders. Neither FSI nor YieldUP is aware of any federal or state regulatory approvals that are necessary to consummate the merger that have not been obtained.

     Termination Payments. If the reorganization agreement is terminated, the companies have agreed to the following payments:

      -- If YieldUP terminates the agreement because of a material breach by FSI, then FSI will pay YieldUP $1 million.

      -- If FSI terminates the agreement because it is not approved by YieldUP's stockholders or because YieldUP's board of directors withdraws or adversely modifies its recommendation of the merger, the board recommends a third-party offer, or a third-party tender offer for YieldUP is announced and the YieldUP board recommends that stockholders tender into the offer, then YieldUP will pay FSI $1 million.

      -- If FSI terminates the agreement because of a material breach by YieldUP and if a third party has announced its intention to acquire YieldUP and a party other than FSI actually acquires YieldUP within one year, then YieldUP will pay FSI $1 million.

     Termination by FSI upon material breach by YieldUP or termination by either party because either YieldUP's stockholders do not approve the merger or events concerning a third-party acquisition of YieldUP occur will result in the loss by YieldUP of the right to repurchase a license for its intellectual property that it granted to FSI.

     No Solicitation of Third-Party Offers. YieldUP has agreed not to solicit or encourage offers for, or provide any confidential information relating to, any acquisition of YieldUP or of a substantial portion of its assets. However, YieldUP may supply information to third parties and cooperate or engage in discussions with third parties relating to an acquisition transaction, but only if the YieldUP board is required by its fiduciary duties to do so.

     Accounting Treatment. The merger will be accounted for under the "purchase" method of accounting. That means that FSI will record the excess of the purchase price of YieldUP over the fair market value of YieldUP's assets as goodwill.

RECOMMENDATION OF THE YIELDUP BOARD AND REASONS FOR THE MERGER

     The board of directors of YieldUP has unanimously approved the reorganization agreement and the merger and unanimously recommends that YieldUP stockholders vote "FOR" approval of the reorganization agreement and the merger. The YieldUP board based its recommendation upon its belief that the terms of the reorganization agreement are fair to, and in the best interests of, YieldUP and its stockholders, that the merger will result in benefits to YieldUP's stockholders, and that the combination of YieldUP's technology and FSI's size, marketing and sales network, and capital resources creates a significant enhancement of the strategic and marketing position for the combined companies. The board also believes that there is a substantial likelihood that YieldUP will be unable to continue as a going concern if the merger is not consummated.

ADDITIONAL INTERESTS OF YIELDUP'S OFFICERS, DIRECTORS, AND EMPLOYEES IN THE
MERGER

     Raj Mohindra, YieldUP's President and Chief Executive Officer, Suraj Puri, its Vice President and Chief Technical Officer, and David Wong, its Director of Process Technology, have entered into two-year employment agreements with the surviving corporation upon the consummation of the merger. The annual salaries payable under the employment agreements will be $180,000 for Mr. Mohindra, $130,000 for Mr. Puri, and $100,000 for Mr. Wong. The employment agreements also provide for participation in FSI's bonus programs and FSI's benefit plans. Messrs. Mohindra, Puri, and Wong will also receive an aggregate of 120,000 incentive stock options to purchase FSI common stock under FSI's 1997 Omnibus Stock Plan. A cash incentive payment of $50,000, is to be paid to Abhay Bhushan, Executive Vice President and Chief Financial Officer upon completion of the merger.

FAIRNESS OPINION WITH RESPECT TO THE MERGER

     At the January 20, 1999 meeting of the YieldUP board of directors, Needham & Company, Inc., financial adviser to YieldUP, rendered its oral opinion that, as of that date and based upon and subject to the various considerations set forth in its opinion, the amount of FSI common stock and cash to be received by you under the reorganization agreement is fair from a financial point of view to you. Needham delivered to the YieldUP board a written opinion dated January 21, 1999 confirming its oral opinion.

     A COPY OF THE NEEDHAM OPINION IS ATTACHED AS EXHIBIT B TO THIS PROXY STATEMENT/PROSPECTUS. YOU SHOULD READ THE OPINION IN ITS ENTIRETY FOR INFORMATION ON THE ASSUMPTIONS MADE, AND MATTERS CONSIDERED, BY NEEDHAM IN RENDERING ITS OPINION.

THE COMPANIES

     FSI. FSI designs, manufactures, markets, and supports equipment used in the fabrication of integrated circuits, which are tiny complexes of electronic components and their connections produced on a slice of material such as silicon. This equipment involves two different processes:

      - microlithography, an optical process used to transfer images from a master to individual integrated circuits; and

      - surface conditioning, which is the removal of contaminants from the surface of the integrated circuit.

     FSI markets its products in North America, Europe, Japan, and the Asia-Pacific region. FSI's subsidiaries include Semiconductor Systems, Inc. and FSI International, Ltd. The term "FSI" refers to FSI International, Inc. and its subsidiaries taken together, unless the context requires otherwise.

     FSI's principal executive offices are located at 32 Lake Hazeltine Drive, Chaska, Minnesota 55318, and its telephone number is (612) 448-5440.

     Recent Developments at FSI. On July 31, 1999, FSI sold its Chemical Management Division to The BOC Group, Inc. for approximately $38 million in cash (subject to adjustment for the change in net working capital from April 3, 1999 through closing). The Chemical Management Division designs and manufactures chemical management systems that generate, blend, and dispense high-purity chemicals, and blend and deliver polishing-chemical mixtures, to points of use in a manufacturing facility, as well as related controls and support products. See FSI's Annual Report on Form 10-K for the fiscal year ended August 29, 1998 for a general discussion of the business and operations of the Chemical Management Division. The Chemical Management Division accounted for approximately $56 million in sales during fiscal 1998 and approximately $37 million for the nine months ended May 29, 1999. See "Unaudited Pro Forma Combined Financial Information" for additional information regarding the impact of the sale of the Chemical Management Division on FSI's financial position and results of operations. On September 3, 1999, FSI completed the prepayment of $42 million of its senior unsecured notes. The notes consisted of $30 million of 7.15% senior unsecured notes due to mature in 2004 and $12 million of 7.27% senior unsecured notes due to mature in 2006. In addition to the payment of principal and accrued interest, FSI paid the lenders approximately $690,000 in make-whole penalties in connection with the prepayment.

     YieldUP. YieldUP develops, manufactures, and markets cleaning, rinsing, and drying equipment used during several steps in the manufacturing process for semiconductors. YieldUP markets its products primarily in the United States, Europe, and Asia. YieldUP's principal executive offices are located at 117 Easy Street, Mountain View, California 94043, and its telephone number is (650) 964-0100.

     The Combined Company. FSI and YieldUP both make equipment that performs surface-conditioning processes. FSI's acquisition of YieldUP is intended to provide customers with total cleaning solutions by expanding the surface-conditioning market served by the combined company.

     The surface-conditioning-equipment market consists of sub-markets, each targeted to meet a particular process step, such as defect reduction, etching, stripping, and critical clean. FSI and YieldUP's products complement one another, because each is primarily targeted to separate components of the surface-conditioning market. By combining the various process technologies at each company, FSI believes that, on a combined basis, it will be capable of providing equipment to address a broader range of the surface-conditioning market and increase revenues and market share.

THE SPECIAL MEETING

     Time, Date, and Place. The special meeting will be held on October 20, 1999, at YieldUP's offices, 117 East Street, Mountain View, California, at 10:00 a.m., local time.

     Record Date, Quorum, and Shares Entitled to Vote. Everyone who owns common stock or Class A common stock on August 30, 1999 is entitled to vote. The presence, either in person or by proxy of at least one-third of the total number of shares of YieldUP's outstanding capital stock is required to constitute a quorum at the meeting. As of August 30, 1999, there were 6,925,897 shares of common stock and 1,364,497 shares of Class A common stock outstanding.

     Required Vote. Approval of the reorganization agreement and the merger requires the affirmative vote of the majority of the voting power held by the issued and outstanding shares of YieldUP common stock and Class A common stock, voting together as a single class. Each holder of record of YieldUP common stock is entitled to cast one vote per common share. Each holder of record of YieldUP Class A common stock is entitled to cast five votes per Class A common share.

     As of August 30, 1999, the record date for the special meeting, directors and executive officers of YieldUP and their affiliates possessed approximately 50% of the voting power of all issued and outstanding shares of YieldUP common stock and Class A common stock entitled to vote at the YieldUP special meeting. As of that date, two executive officers of YieldUP, Raj Mohindra and Suraj Puri, owned shares representing approximately 44% of the voting power of all issued and outstanding shares of YieldUP capital stock. Messrs. Mohindra and Puri have executed voting agreements with FSI by which they have agreed to vote their shares in favor of approval of the reorganization agreement and the merger.

     Proxies and Revocation of Proxies. The enclosed proxy card permits you to specify that your shares be voted "FOR" or "AGAINST" (or "ABSTAIN" from) approval of the reorganization agreement and the merger. If properly signed and returned, and not revoked, your proxy will be voted in accordance with its instructions. If a signed proxy card is returned, but no instructions are specified, the shares will be voted "FOR" approval of the reorganization agreement and the merger.

     You may revoke a previously granted proxy at any time before it is exercised by filing with YieldUP's Corporate Secretary a letter revoking the proxy or an executed proxy bearing a later date. This letter or later-dated proxy must be received by YieldUP's Corporate Secretary by October 19, 1999. You may also revoke your proxy if you attend the special meeting in person and so request. Attendance at the special meeting will not, in itself, constitute revocation of a previously granted proxy, however.

     Purpose of Special Meeting. At the special meeting, you and other stockholders of YieldUP will be asked to vote on a proposal to approve the reorganization agreement and the merger and such other matters as may be properly brought before the meeting.

     Other Matters. Representatives of KPMG LLP, independent auditors of YieldUP, are expected to be present at the special meeting and will be available to respond to appropriate questions.

COMPARATIVE PER-SHARE MARKET DATA

     To assist in your analysis of the proposed merger, the following table lists the closing prices per share for FSI common stock and YieldUP common stock on January 10, 1999, which was the last trading day before the public announcement of the merger, and on September 10, 1999. The table also lists for those dates the equivalent per-share price for YieldUP common stock, which equals $.7313 plus the product of the closing share price of FSI common stock on the relevant date multiplied by .1567. Please remember, however, that the market price of FSI common stock may fluctuate significantly. You should obtain a current quote for FSI common stock before voting or if you are considering changing your vote.

                                      FSI          YIELDUP            YIELDUP
                                  COMMON STOCK   COMMON STOCK   EQUIVALENT PER-SHARE
                                  ------------   ------------   --------------------
January 21, 1999...............     $12.812         $1.938             $2.739
September 10, 1999.............     $ 8.313         $1.688             $2.034

SELECTED HISTORICAL FINANCIAL DATA

     FSI's selected historical financial data presented below as of and for the five fiscal years ended August 29, 1998 are derived from the financial statements of FSI International, Inc. and its subsidiaries, which have been audited by KPMG LLP, independent certified public accountants. Data as of and for the quarters ended May 29, 1999 and May 30, 1998 have been derived from unaudited financial statements of FSI and, in the opinion of FSI's management, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results of operations for the periods then ended and the financial position of FSI as of those dates. Interim operating results are not necessarily indicative of the results that may be achieved for the entire year. The following selected financial data should be read in conjunction with FSI's Annual Report on Form 10-K as amended, including the financial statements of FSI and the unaudited pro forma combined financial information incorporated by reference or included elsewhere in this proxy statement/prospectus.

                       SELECTED HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

                    FSI INTERNATIONAL, INC. AND SUBSIDIARIES

                                             FISCAL YEAR ENDED                           NINE MONTHS ENDED
                       --------------------------------------------------------------   -------------------
                       AUGUST 29,   AUGUST 30,   AUGUST 31,   AUGUST 26,   AUGUST 27,   MAY 29,    MAY 30,
                          1998         1997         1996         1995         1994        1999       1998
                       ----------   ----------   ----------   ----------   ----------   --------   --------
STATEMENT OF
  OPERATIONS DATA:
Sales................   $161,695     $162,888     $233,239     $169,891     $105,148    $ 80,837   $134,043
Gross profit.........     51,707       62,152      102,604       76,942       45,550      23,871     53,143
Selling, general, and
  administrative
  expenses...........     52,103       45,403       49,410       33,815       21,758      26,148     38,213
Research and
  development
  expenses...........     36,103       31,756       33,940       22,667       15,334      22,079     27,153
Operating income
  (loss).............    (36,498)     (15,007)      19,254       20,461        8,458     (24,356)   (12,223)
Equity in earnings
  (loss) of
  affiliates.........        674        3,712        5,108        3,567        1,800      (1,957)       567
Net income (loss)
  from continuing
  operations.........   $(20,664)    $ (9,020)    $ 19,874     $ 20,694     $  8,737    $(31,270)  $ (6,881)
Net income (loss)
  from continuing
  operations per
  share -- Basic.....      (0.91)       (0.40)        0.90         1.19         0.62       (1.35)     (0.30)
Net income (loss)
  from continuing
  operations per
  share --
  Diluted............   $  (0.91)    $  (0.40)    $   0.86     $   1.10     $   0.58    $  (1.35)  $  (0.30)
Weighted average
  common shares......     22,801       22,374       22,177       17,422       14,023      23,156     22,738
Weighted average
  common shares and
  potential common
  shares.............     22,801       22,466       23,207       18,867       15,077      23,156     22,738
BALANCE SHEET DATA:
Total assets.........   $294,366     $317,738     $278,562     $238,940     $ 80,023    $254,796   $311,071
Long-term debt.......     42,130       42,250          459        4,845        1,541      42,075     42,153
Stockholders'
  equity.............    204,376      224,340      218,127      186,667       51,115     171,181    220,775
Dividends............         --           --           --           --           --          --         --

     YieldUP's selected historical financial data as of and for the five years ended December 31, 1998 are derived from the financial statements of YieldUP, which have been audited by KPMG LLP, independent certified public accountants. Data as of and for the six months ended June 30, 1999 and 1998 have been derived from unaudited financial statements of YieldUP and, in the opinion of YieldUP's management, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results of operations for the periods then ended and the financial position of YieldUP as of those dates. Interim results are not necessarily indicative of the results that may be achieved for the entire year. The following selected historical financial data should be read in conjunction with YieldUP's Annual Report on Form 10-KSB as amended, including the financial statements of YieldUP for the two-year period ended December 31, 1998, the related notes and the independent auditors' report, which contains an explanatory paragraph that states that YieldUP has suffered recurring losses from operations that raise substantial doubt about the entity's ability to continue as a going concern, as well as the unaudited pro forma combined financial information incorporated by reference or included elsewhere in this proxy statement/prospectus. The financial statements and the selected historical financial data do not include any adjustments that might result from the outcome of that uncertainty.

                       SELECTED HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

                       YIELDUP INTERNATIONAL CORPORATION

                                                                                   SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                       JUNE 30,
                           ----------------------------------------------------   -------------------
                             1998       1997       1996       1995       1994       1999       1998
                           --------   --------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS
  DATA:
Net sales................  $  6,733   $  7,465   $  2,205   $  1,129   $    297   $  2,808   $  4,631
Cost of sales............     7,309      5,964      2,631         --         --      2,241      2,646
                           --------   --------   --------   --------   --------   --------   --------
Gross profit (loss)......      (576)     1,501       (426)     1,129        297        567      1,985
Selling, general, and
  administrative
  expenses...............     4,878      3,724      1,830      1,032        184      1,289      2,064
Research and development
  expenses...............     2,750      2,022      1,223      1,737        271      1,043      1,428
                           --------   --------   --------   --------   --------   --------   --------
Operating income
  (loss).................    (8,204)    (4,245)    (3,479)    (1,640)      (158)    (1,765)    (1,507)
Other income (expense),
  net....................       173        251        105       (190)       (14)       (74)        93
Investment write-off.....    (2,000)        --         --         --         --         --         --
                           --------   --------   --------   --------   --------   --------   --------
Net loss.................   (10,031)    (3,994)    (3,374)    (1,830)      (172)    (1,839)    (1,414)
Accretion on redeemable
  convertible stock......    (1,331)        --         --         --         --         --       (650)
                           --------   --------   --------   --------   --------   --------   --------
Net loss applicable to
  holders of common
  stock..................   (11,362)    (3,994)    (3,374)    (1,830)      (172)    (1,839)    (2,064)
                           ========   ========   ========   ========   ========   ========   ========
Net loss per share --
  Basic..................  $  (1.86)  $  (0.81)  $  (0.99)  $  (0.89)  $  (0.10)  $  (0.22)  $  (0.36)
Net loss per share --
  Diluted................  $  (1.86)  $  (0.81)  $  (0.99)  $  (0.89)  $  (0.10)  $  (0.22)  $  (0.36)
Weighted average common
  shares.................     6,115      4,947      3,406      2,053      1,792      8,256      5,768
Weighted average common
  shares and potential
  common shares..........     6,115      4,947      3,406      2,053      1,792      8,256      5,768
BALANCE SHEET DATA:
Working capital
  (deficit)..............  $  1,314   $  9,547   $  1,009   $  5,036   $    (56)  $   (467)  $ 13,848
Total assets.............     6,127     16,925      3,961      6,635        368      6,425     20,299
Short-term debt..........     1,740        618        406         29        220      1,057        502
Long-term debt, less
  current maturities.....        67         --        379         64         --         58         --
Stockholders' equity
  (deficit)..............     2,955     13,101      1,965      5,312        (13)     1,116     11,140
Dividends................        --         --         --         --         --         --         --

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

     The selected pro forma combined financial data of FSI and YieldUP that follow are derived from the unaudited pro forma combined financial information included in the main body of this proxy statement/prospectus and presents the pro forma effect of both the divestiture of FSI's Chemical Management Division and the proposed acquisition of YieldUP by FSI. The pro forma information is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated as of the beginning of the periods presented, nor is it necessarily indicative of future operating results or financial position. The following selected financial data should be read in conjunction with the separate historical financial statements of FSI and YieldUP and notes to those statements, which are incorporated by reference into this proxy statement/prospectus, and the unaudited pro forma combined financial information, which is included in the main body of this proxy statement/prospectus. See "Unaudited Pro Forma Combined Financial Information" beginning on page 61 of this proxy statement/prospectus.

                  SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

                                                   YEAR ENDED      NINE MONTHS ENDED
                                                 AUGUST 29, 1998     MAY 29, 1999
                                                 ---------------   -----------------
PRO FORMA COMBINED STATEMENT OF OPERATIONS
  DATA:
Sales..........................................   $170,372,880       $ 85,011,221
Cost of goods sold.............................    119,125,522         60,308,472
                                                  ------------       ------------
Gross profit...................................     51,247,358         24,702,749
Selling, general and administrative expenses...     60,998,305         30,988,031
Research and development expenses..............     39,025,181         23,694,610
                                                  ------------       ------------
Operating loss.................................    (48,776,128)       (29,979,892)
Other income (expense), net....................     (1,018,722)         1,342,903
                                                  ------------       ------------
Loss before income taxes.......................    (49,794,850)       (28,636,989)
Income tax (benefit) expense...................    (13,986,713)         6,608,850
                                                  ------------       ------------
Income (loss) before equity in earnings of
  affiliates...................................    (35,808,137)       (35,245,839)
Equity in earnings of affiliates...............        674,274         (1,956,827)
Accretion on redeemable convertible preferred
  stock........................................     (1,330,962)                --
                                                  ------------       ------------
Net loss.......................................   $(36,464,825)      $(37,202,666)
                                                  ============       ============
Net loss per common share -- Basic.............   $      (1.51)      $      (1.52)
Net loss income per common share -- Diluted....   $      (1.51)      $      (1.52)
Weighted average common shares.................     24,095,205         24,449,940
Weighted average common shares and potential
  common shares................................     24,095,205         24,449,940

                                                                MAY 29, 1999
                                                                ------------
PRO FORMA COMBINED BALANCE SHEET DATA:
Working capital.............................................    $113,644,023
Total assets................................................     257,607,267
Short-term debt.............................................       1,116,474
Long-term debt, less current maturities.....................      42,073,406
Stockholders' equity........................................     170,377,072

COMPARATIVE UNAUDITED PER SHARE DATA

     The following table presents historical per share data of FSI and YieldUP and combined per share data on an unaudited pro forma basis after giving effect to the merger. These data should be read in conjunction with the selected historical financial data, the unaudited pro forma combined financial information, and the separate historical financial statements of FSI and YieldUP and notes to those statements, included elsewhere or incorporated by reference in this proxy statement/prospectus. The selected pro forma combined financial data of FSI and YieldUP that follow are derived from the unaudited pro forma combined financial information included in the main body of this proxy statement/prospectus. The pro forma information is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated as of the beginning of the periods presented, nor is it necessarily indicative of future operating results or financial position.

                                 PER SHARE DATA

                                                 YEAR ENDED       NINE MONTHS ENDED
                                               AUGUST 29, 1998      MAY 29, 1999
                                               ---------------    -----------------
HISTORICAL -- FSI:
  Net loss per common share -- Basic
     Continuing operations...................      $(0.91)             $(1.35)
     Discontinued operations.................       (0.05)              (0.16)
     Net loss................................       (0.96)              (1.51)
  Net loss per common share -- Diluted
     Continuing operations...................       (0.91)              (1.35)
     Discontinued operations.................       (0.05)              (0.16)
     Net loss................................       (0.96)              (1.51)
  Book value.................................      $ 8.87              $ 7.36
PRO FORMA COMBINED -- FSI:
  Net loss per common share -- Basic
     Net loss................................      $(1.51)             $(1.52)
  Net loss per common share -- Diluted
     Net loss................................       (1.51)              (1.52)
  Book value.................................      $ 8.65              $ 6.94
HISTORICAL -- YIELDUP:*
  Net loss per common share -- Basic
     Net loss................................      $(2.07)             $(0.39)
  Net loss per common share -- Diluted
     Net loss................................       (2.07)              (0.39)
  Book value.................................      $ 0.54              $ 0.14
PRO FORMA EQUIVALENT -- YIELDUP:
  Net loss per common share -- Basic
     Net loss................................      $(0.24)             $(0.24)
  Net loss per common share -- Diluted
     Net loss................................       (0.24)              (0.24)
  Book Value.................................      $ 1.36              $ 1.09

---------------

* The historical YieldUP information is presented as of and for the 12 months ended September 30, 1998 and as of and for the nine months ended June 30, 1999.

SHARE PRICE AND DIVIDEND DATA

     FSI common stock is listed and principally traded on the Nasdaq National Market under the symbol "FSII." YieldUP common stock is listed and principally traded on the Nasdaq Small Cap Market under the symbol "YILD."

     The following table shows, for the calendar periods indicated, the reported high and low sale prices on the Nasdaq Stock Market for FSI common stock and YieldUP common stock:

                                                  FSI               YIELDUP
                                             COMMON STOCK        COMMON STOCK
                                           -----------------   -----------------
                                            HIGH       LOW      HIGH       LOW
                                           -------   -------   -------   -------
1997:
  First Quarter.........................   $18.250   $11.000   $10.875   $ 5.625
  Second Quarter........................    16.000    10.875    13.250     6.375
  Third Quarter.........................    21.875    15.313    15.125    11.750
  Fourth Quarter........................    23.625    10.875    14.375     8.375
1998:
  First Quarter.........................    14.625    11.000    13.063     9.500
  Second Quarter........................    12.250     8.000    10.875     4.875
  Third Quarter.........................     9.875     5.031     5.500     1.250
  Fourth Quarter........................    10.938     3.500     3.500     0.500
1999:
  First Quarter.........................    14.313     5.063     3.250     1.156
  Second Quarter........................    10.063     5.500     2.031     1.250
  Third Quarter (through September
     10)................................     9.188     6.125     1.813     1.188

     Neither FSI nor YieldUP has ever paid cash dividends on its common stock. FSI currently intends to retain all earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

                                  RISK FACTORS

RISKS RELATING TO THE MERGER

Fixed Exchange Ratio May Limit the Value of FSI Stock Received by YieldUP Stockholders

     In the merger, each outstanding share of YieldUP common stock and Class A common stock will be converted into the right to receive $.7313 in cash and
 .1567 of a share of FSI common stock. There will be no adjustment of the exchange ratio based on fluctuations in the market price of FSI common stock. Consequently, the value of the FSI common stock that you expect to receive in the merger could decrease from the date that you submit your proxy until the effective date of the merger. You are urged to obtain a current quotation for FSI common stock before voting or if you are considering changing your vote.

If FSI and YieldUP Cannot Effectively Integrate Their Operations, Then Potential Benefits of the Merger May Not Be Realized

     FSI and YieldUP will have to integrate their manufacturing, research and development, and sales and marketing efforts. This integration includes the need to make sure that systems operated by both companies are Year 2000 compliant. See "Risks Relating to FSI -- If FSI and/or its Third party Vendors Are Not Year 2000 Compliant, Then FSI May Be Incapable of Conducting Business" and "Risks Relating to YieldUP - The Failure of YieldUP and Suppliers, Customers, and Others To Be Year 2000 Compliant Could Negatively Impact Its Business" for a discussion of how each company is addressing the Year 2000 issue. If the companies are not successful in this integration, then FSI's results of operations could be adversely affected, employee morale could decline, and key employees could leave. In addition, until YieldUP's existing customers have had the opportunity to determine how well the combined organization operates, they may cancel existing orders or delay placing new ones.

RISKS RELATING TO FSI

Because FSI's Business Depends on the Amount that Manufacturers of Microelectronics Spend on Capital Equipment, Downturns in the Microelectronics Industry May Adversely Affect FSI's Results

     The microelectronics industry experiences periodic slowdowns, which may have a negative effect on FSI's sales and operating results. For example, in fiscal 1996, before the current industry slowdown, FSI reported net income of $29 million. In contrast, in fiscal 1998, the second year of the current slowdown, FSI reported a net loss of $22 million. FSI's business depends on the amount that manufacturers of microelectronics spend on capital equipment. The amount they spend on capital equipment depends on the existing and expected demand for semiconductor devices and products that use semiconductor devices. The microelectronics industry has experienced alternating upturns and downturns in business activity. It is currently experiencing a downturn. FSI does not know how long this downturn will last. Some semiconductor manufacturers have experienced lower demand and increased pricing pressure for their products. As a result, they have purchased less semiconductor processing equipment and have sometimes delayed making decisions to purchase capital equipment. In some cases, semiconductor manufacturers have cancelled or delayed orders for FSI's products.

If FSI Does Not Continue to Develop New Products, It Will Not Be Able to Compete Effectively

     FSI's business and results of operations could decline if FSI does not develop and successfully introduce new or improved products that the market accepts. The technology used in microelectronics manufacturing equipment and processes changes rapidly. Industry standards change constantly and equipment manufacturers frequently introduce new products. FSI believes that microelectronics manufacturers increasingly rely on equipment manufacturers like FSI to:

     -  Design and develop more efficient manufacturing equipment

     - Design and implement improved processes for microelectronics manufacturers to use

     - Make their equipment compatible with equipment made by other equipment manufacturers

     To compete, FSI must continue to develop, manufacture, and market new or improved products that meet changing industry standards. To do this successfully, FSI must:

     -  Select appropriate products

     -  Design and develop its products efficiently and quickly

     - Implement its manufacturing and assembly processes efficiently and on time

     -  Make products that perform well for its customers

     -  Market and sell its products effectively

     - Introduce its new products in a way that does not reduce sales of its existing products.

Future Acquisitions by FSI May Dilute Its Shareholders' Ownership Interests and Have Other Adverse Consequences

     Because of consolidations in FSI's industry and other competitive factors, FSI's management will seek to acquire additional product lines, technologies, and businesses if suitable opportunities develop. In 1995 and 1996, FSI completed two acquisitions. Revenues from these acquisitions were $38.3 million for fiscal 1998 and $33.5 million for fiscal 1997. Acquisitions may result in the issuance of FSI stock, which may dilute FSI shareholders' ownership interests and reduce earnings per share. Acquisitions may also increase debt levels and the amortization of goodwill and other intangible assets, which could have a significant negative effect on FSI's financial condition and operating results. In addition, acquisitions involve numerous risks, including the following:

     -  Difficulties in absorbing the new business, product line, or technology

     -  Diversion of management's attention from other business concerns

     -  Entering new markets in which FSI has little or no experience

     -  Possible loss of key employees of the acquired business.

Because of the Current Industry Slowdown, Costs Associated With Our Idle Facilities Have Increased While Revenues Have Decreased.

     As a result of the current industry slowdown, FSI is not currently able to fully utilize the new manufacturing facilities it added in last several years. These additional facilities and related costs have increased FSI's overall operating expenses. These higher expenses, together with lower revenues caused by the industry slowdown, are having a negative effect on FSI's gross profit margins. This negative effect will continue until FSI is able to increase its use of its facilities.

Because of the Volatility of FSI's Stock Price, Your Ability to Trade Your FSI Shares may be Aversely Effected and FSI's Ability to Raise Capital Through Future Equity Financings may be Reduced.

     The price of FSI stock has been volatile in the past and may continue to be so in the future. In the 1998 calendar year, for example, FSI's stock price ranged from $3.50 to $14.625 per share. The reasons for this volatility include:

     - Variations in FSI's actual or anticipated financial results from quarter to quarter

     -  Announcements made by FSI, its competitors, or its customers

     -  Government regulations

     -  Industry developments

     -  General market conditions.

     The prices of technology stocks, including FSI, have been particularly affected by extreme fluctuations in price and volume in the stock market generally. These fluctuations have often been unrelated to the operating performance of the companies whose stock is traded. These broad stock market fluctuations may have a negative effect on FSI's stock price.

Because FSI's Quarterly Operating Results are Volatile, FSI's Stock Price Could Decrease

     In the past, FSI's operating results have fluctuated from quarter to quarter and could continue to do so in the future. These fluctuations may have a significant impact on FSI's stock price. The reasons for the fluctuations in FSI's operating results, such as sales, gross profits, and net income, include:

     -  Economic conditions in the microelectronics industry

     -  Financial results of FSI's affiliates

     -  A large portion of revenues being generated by a small number of sales

     -  Timing of orders placed by major customers

     -  Competitive pricing pressures

     -  The proportion of total sales made up by international sales

     -  Product modifications requested by customers

     -  Product mix and performance.

Because International Sales are Important to FSI, and Because Most of FSI's International Sales are Through FSI's Affiliated Distributors, Reductions in the Sales Efforts of These Affiliates Could Adversely Affect FSI's Results

     The profits or losses of FSI's affiliated distributors, Metron Technology B.V. and m - FSI Ltd., can also significantly affect FSI's financial results. FSI makes most of its international sales through these affiliated distributors. FSI has a 32% ownership interest in Metron and a 49% interest in m - FSI.
Fiscal 1998 sales for all operations through Metron was $67.0 million, or 31% of total FSI sales. Fiscal 1998 sales for all operations through m - FSI was $13.0 million or 6% of total FSI sales. In addition, these affiliates also provide service and support to many of FSI's international customers. Metron and m - FSI also distribute or sell products for companies other than FSI. It could have a negative effect on FSI's operating results if either of these affiliates reduced its sales efforts, lost the business of a significant company for which it distributes or sells products, or otherwise became less financially viable.

     FSI cannot guarantee that Metron or m - FSI will continue to successfully distribute FSI's products or the products of other companies. The failure of Metron or m - FSI to do so could have a significant negative effect on FSI's results of operations.

Changes in Demand Caused by Fluctuations in Interest and Currency Exchange Rates May Reduce FSI's International Sales

     Almost all of FSI's direct international sales are denominated in U.S. dollars. Nonetheless, changes in demand caused by fluctuations in interest and currency exchange rates may affect FSI's international sales. FSI makes most of its international sales, however, through its affiliated distributors. Metron's sales of FSI's and other companies' products are denominated in U.S. dollars, but its expenses are generally denominated in foreign currencies. Accordingly, fluctuations in interest and currency exchange rates may affect Metron's financial results. m - FSI's sales are denominated in yen. As a result, U.S. dollar/yen exchange rates may affect FSI's equity interest in m - FSI's earnings.

     Metron and m - FSI sometimes engage in so-called "hedging" or risk-reducing transactions to try to limit the negative effects that the devaluation of foreign currencies relative to the U.S. dollar could have on operating results. They will do so if a sale denominated in a foreign currency is sufficiently large to justify the costs of hedging. To hedge a sale, Metron or m - FSI will typically commit to buy U.S. dollars and sell the foreign currency at a given price at a future date. If the customer cancels the sale, Metron or m - FSI may be forced to buy U.S. dollars and sell the foreign currency at market rates to meet its hedging obligations and may incur a loss in doing so. To date, the hedging activities of Metron and m - FSI have not had any significant negative effect on FSI.

Because of the Need to Meet and Comply with Numerous Foreign Regulations and Policies, the Changeability of the Political and Economic Environments in Foreign Jurisdictions and the Difficulty of Managing Business Overseas, FSI May Not Be Able to Sustain Its Historical Level of International Sales

     FSI and its affiliates operate in a global market. In fiscal 1998, approximately 41% of FSI's sales revenue derived from sales outside the United States. In fiscal 1997, this figure was 36%, and in fiscal 1996 it was 35%. These figures include sales through Metron and m - FSI, which accounted for 89% of international sales in 1998, 82% in 1997, and 71% in 1996. FSI expects that international sales will continue to represent a significant portion of

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

total sales. Sales to customers outside the United States involve a number of risks, including the following:

     -  Imposition of government controls

     -  Compliance with U.S. export laws and foreign laws

     -  Political and economic instability

     -  Trade restrictions

     -  Changes in taxes and tariffs

     -  Longer payment cycles

     -  Difficulty of administering business overseas

     -  General economic conditions.

     In particular, the Japanese and Asian-Pacific markets are extremely competitive. The semiconductor device manufacturers located there are very aggressive in seeking price concessions from suppliers, including equipment manufacturers like FSI. In fiscal 1998, approximately 37% of FSI's international sales were attributable to these markets. Total sales to these markets have declined from $54 million in fiscal 1996 to $34 million in fiscal 1998.

     FSI seeks to meet technical standards imposed by foreign regulatory bodies. However, FSI cannot guarantee that it will be able to comply with those standards in the future. Any failure by FSI to design products to comply with foreign standards could have a significant negative impact on FSI.

Because of the Significant Financial Resources Needed to Offer a Broad Range of Products, to Maintain Customer Service and Support and to Invest in Research and Development, FSI May Be Unable to Compete with Larger, Better Established Competitors

     The microelectronics equipment industry is highly competitive. FSI faces substantial competition throughout the world. FSI believes that to remain competitive, it will need significant financial resources to offer a broad range of products, to maintain customer service and support, and to invest in research and development. FSI believes that the microelectronics industry is becoming increasingly dominated by large manufacturers who have the resources to support customers on a worldwide basis. Some of FSI's competitors have substantially greater financial, marketing, and customer-support capabilities than FSI. Large equipment manufacturers may enter the market areas in which FSI competes. In addition, smaller, emerging microelectronics equipment companies provide innovative technology. FSI expects that its competitors will continue to improve the design and performance of their existing products and processes. It also expects them to introduce new products and processes with better performance and pricing. FSI cannot guarantee that it will continue to compete effectively in the United States or elsewhere.

Because FSI Does Not Have Long-Term Sales Commitments With Its Customers, if These Customers Decide to Reduce, Delay or Cancel Orders or Choose to Deal with FSI's Competitors, then FSI's Results Will Be Adversely Effected.

     If FSI's significant customers, including IBM, Texas Instruments, or National Semiconductor, reduce, delay, or cancel orders, then FSI's operating results will suffer. FSI's largest customers have changed from year to year. Sales to FSI's top five customers accounted for approximately 30% of total sales in each of fiscal 1998, 1997, and 1996. IBM accounted for more than 10% of revenues during each of the last three years, representing 11% in fiscal 1998, 17% in fiscal 1997 and 11% in fiscal 1996. Texas Instruments accounted for 11% of revenues during fiscal 1996. FSI currently has no long-term sales commitments with any of its customers. Instead, FSI generally makes sales under purchase orders.

It May Be Difficult for FSI to Compete With Stronger Competitors Resulting From Industry Consolidation

     FSI believes that industry consolidation may result in competitors that are better able to compete. This could have a significant negative impact on FSI's business, operating results, and financial condition. In the past several years, FSI has seen a trend towards consolidation in the microelectronics equipment industry. This trend continued in 1997 and 1998 with the completion of two large mergers in the industry. FSI expects the trend towards consolidation to continue as companies seek to strengthen or maintain their market positions in a rapidly changing industry.

Because FSI Depends Upon Its Management and Technical Personnel For Its Success, the Loss of Key Personnel Could Place FSI at a Competitive Disadvantage

     FSI's success depends to a significant extent upon its management and technical personnel. The loss of a number of these key persons could have a negative effect on FSI's operations. Competition is high for such personnel in FSI's industry in all locations. FSI periodically reviews its compensation and benefit packages to ensure that they are competitive in the marketplace and makes adjustments or implements new programs for that purpose, as appropriate. FSI cannot guarantee that it will continue to attract and retain the personnel it needs to continue to grow and operate profitably.

Because FSI's Intellectual Property is Important to Its Success, the Loss or Diminution of FSI's Intellectual Property Rights Through Legal Challenge by Others or From Independent Development by Others, Could Adversely Affect Its Business

     FSI attempts to protect its intellectual property rights through patents, copyrights, trade secrets, and other measures. However, it believes that its financial performance will depend more upon the innovation, technological expertise, and marketing abilities of its employees than on such protection. In connection with its intellectual property rights, FSI faces the following risks:

     - Its pending patent applications may not be issued or may be issued with more narrow claims

     -  Patents issued to FSI may be challenged, invalidated, or circumvented

     - Rights granted under issued patents may not provide competitive advantages to FSI

     -  Foreign laws may not protect FSI's intellectual property rights

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

     - Others may independently develop similar products, duplicate FSI's products, or design around its patents.

     As is typical in the semiconductor industry, FSI occasionally receives notices from others alleging infringement claims. FSI has been involved in patent infringement litigation in the past. It could become involved in similar lawsuits or other patent infringement claims in the future. FSI cannot guarantee the outcome of such lawsuits or claims, which may have a significant negative effect on FSI's business or operating results.

If FSI and/or Its Third-Party Vendors Are Not Year 2000 Compliant, Then FSI May Be Incapable of Conducting Business

     FSI and third parties with which it does business rely on numerous computer programs for day-to-day operations. FSI cannot predict whether it will be able to effectively address its Year 2000 issues in a timely and cost-efficient manner and without interruption to FSI's business. FSI has initiated discussions with its significant suppliers regarding their plans to solve Year 2000 issues where their systems interface with FSI's systems or otherwise impact FSI's operations. FSI cannot predict whether Year 2000 difficulties encountered by FSI's suppliers and other third parties with whom it does business will have a material adverse impact on FSI's business, financial conditions, operating results, or cash flows.

     In the worst case, FSI or the third parties on which it depends may, for an extended period of time, be incapable of conducting critical business activities, such as manufacturing and shipping products and invoicing customers. In addition, if public suppliers of water, electricity, or natural gas are disrupted for a substantial period, FSI's operations may be materially adversely affected.

Adoption of the Common European Currency May Adversely Affect FSI and its Affiliated Distributors by Requiring Systems Modifications and Possibly Increasing their Currency Exchange Risks

     FSI is in the process of analyzing the issues raised by the introduction of the common European currency unit, the "Euro." The use of the Euro began on January 1, 1999 and will be phased-in through January 1, 2002. FSI does not expect the cost of any necessary systems modification to be material and does not anticipate that the introduction and use of the Euro will materially affect the results of its or its affiliated distributors' international business operations. Nor does FSI expect the Euro to have a material effect on the currency exchange risks of its or its affiliated distributors' businesses. FSI's management will continue to monitor the effect of the implementation of the Euro.

RISKS RELATING TO YIELDUP

     YieldUP's operations are subject to numerous risks, including the risks associated with the semiconductor equipment industry generally. In addition to the other information in this proxy statement/prospectus, you should carefully consider the following risk factors in evaluating YieldUP and its business:

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

Downturns in the Semiconductor Industry Adversely Affect YieldUP's Results

     The semiconductor equipment industry is highly cyclical and has historically experienced periodic and prolonged downturns, in which the willingness of the manufacturers of semiconductor devices to make substantial capital expenditures is greatly reduced. Currently, the industry is in the midst of such a downturn. The continuation of the current downturn or the occurrence of similar downturns in the future could materially adversely affect YieldUP's business, financial condition, and results of operations.

YieldUP May Never Achieve Profitability if It Remains an Independent Entity

     YieldUP has experienced significant operating losses since its inception in June 1993 and the commencement of significant product shipments in the fourth quarter of 1995. YieldUP has experienced net losses applicable to holders of common stock of approximately $11.4 million in 1998, $4.0 million in 1997, and $3.4 million in 1996. YieldUP's operating losses have been and will continue to be principally the result of costs associated with product development, manufacturing, and sales and marketing activities. As of June 30, 1999, YieldUP's accumulated deficit was $22,789,147.

YieldUP's Existing Capital Resources Will Not Enable It To Fund Operations Through 1999

     YieldUP management believes that YieldUP's existing capital resources, combined with payments received from a licensing agreement with FSI, will enable YieldUP to fund operations through October 1999. YieldUP will need to obtain additional capital to fund operations beyond that time, which may result in dilution to current stockholders. If YieldUP is unable to obtain the necessary capital, it will be required to significantly curtail operations.

YieldUP is Not in Compliance with its Loan Covenants, Which May Cause the Lender to Pursue Remedies That Could Adversely Affect YieldUP's Business

     YieldUP is a party to a loan agreement providing for a secured loan for $0.5 million and a $2 million secured revolving credit line. As of March 31, 1999, YieldUP was not in compliance with the liquidity and quick-ratio covenants under the loan agreement. Because of this noncompliance, the lender may declare YieldUP to be in default and exercise it remedies under the agreement, including seizing collateral. Under the loan agreement, the required minimum liquidity ratio was 2.00 to 1.00, while YieldUP's liquidity ratio as 1.14 to 1.00 and the required minimum quick ratio was 1.75 to 1.00, while YieldUP's quick ratio was
0.60 to 1.00. Effective June 30, 1999, YieldUP and the lender entered into a loan modification agreement which waived the existing defaults and amended the "Revolving Maturing Date" to September 15, 1999. Although YieldUP is currently negotiating with the lender to extend the maturity date through October 20, 1999, there can be no assurance that this will happen. If the lender does not agree to an extension, then YieldUP's capital resources will be even more limited.

If YieldUP Does Not Protect Its Intellectual Property, Its Business and Results Will be Adversely Affected

     In the absence of significant patent or other proprietary protection, competitors may be able to copy YieldUP's technology or design approaches, replicate its processes, or gain

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

access to its trade secrets. Moreover, our competitors may be able to develop technologies similar to, or more advanced than, our products or technology. The occurrence of events of this nature may materially adversely affect YieldUP's business and results of operations.

     YieldUP relies on patent, trade secret, and copyright protection for its products and technology. YieldUP's issued patents may not provide it with meaningful competitive advantages, however, and third parties may issue challenges against the validity and enforceability of any patent issued to us. Moreover, the process of obtaining patents can be expensive and YieldUP's pending patent applications may not result in the issuance of patents.

     YieldUP also relies on trade secrets and proprietary technology that it seeks to protect, in part, through confidentiality agreements with employees, consultants, and other parties. However, these agreements may be breached, and YieldUP may not have adequate remedies for any breach. In addition, YieldUP's trade secrets may become known to or independently developed by others.

     Moreover, the laws of foreign countries may not protect YieldUP's intellectual property to the same extent as do the laws of the United States. YieldUP management believes that YieldUP has very limited intellectual property right protection in Korea, Taiwan, China, India, and other Asian countries, excluding Japan. YieldUP's sales to these countries combined has been less than 10% of its total revenues.

YieldUP is a Party to Intellectual Property Litigation in Which an Adverse Result Could Harm Its Business and Results

     CFM Technologies, Inc. and CFMT, Inc. (collectively "CFM") filed a complaint against YieldUP in United States District Court for the District of Delaware in September 1995. The complaint alleged that the drying process incorporated in certain of YieldUP's products infringe upon a patent held by CFM. On October 14, 1997, a federal court for the District of Delaware ruled in YieldUP's favor. In a written opinion granting summary judgment for YieldUP, the United States District Court held that CFM had failed to produce evidence on three separate elements of the patent claim. To establish infringement, evidence of all three elements was required. On June 30, 1998, the United States District Court of Delaware granted CFM's petition for re-argument of the summary judgment motion, and the re-argument briefs have been filed by both parties. The court may not sustain its original order. If the original order is overturned, the litigation may proceed to trial, and the litigation and the associated costs may, and an unfavorable adjudication will, have a material adverse impact on YieldUP. A loss, if any, resulting from an unfavorable adjudication, cannot presently be estimated. Accordingly, no provision for any liability that may result upon adjudication has been made in the financial statements of YieldUP.

     CFM filed an additional complaint against YieldUP in United States District Court for the District of Delaware on December 30, 1998. The complaint alleged that the cleaning process incorporated in certain of our products infringes patents held by CFM. YieldUP believes that the additional CFM patent infringement lawsuit is without merit and that none of YieldUP's technology and products infringe any of the CFM patents asserted in that litigation. YieldUP's technology is substantially different from CFM's patented technology. YieldUP plans to vigorously defend its intellectual property rights against any and all claims. The associated costs may, and an unfavorable adjudication will, have a material adverse impact on YieldUP. YieldUP's management believes that less

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than 20% of YieldUP's present revenues are from products that CFM alleges to infringe its patents in this new lawsuit. In both law suits filed by CFM, they are asking for monetary damages and an injunction against YieldUP's use of those products at issue. A loss, if any, resulting from an unfavorable adjudication, cannot presently be estimated. Accordingly, no provision for any liability that may result upon adjudication has been made in the financial statements of YieldUP.

     There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Increased sales of our products could provoke additional claims of infringement from third parties. In the future, litigation may be necessary to:

     -  enforce patents issued to YieldUP;

     -  protect trade secrets or know-how owned by YieldUP;

     -  defend against claimed infringement of the rights of others; and

     -  determine the scope and validity of the proprietary rights of others.

     Any such litigation would likely result in substantial cost and diversion of effort, which by itself could have a material adverse effect on YieldUP's business, financial condition, and operating results. Further, adverse determinations in litigation of this kind could result in the loss of proprietary rights, subject YieldUP to significant liabilities to third parties, require YieldUP to seek licenses from third parties, or prevent YieldUP from manufacturing or selling its products.

YieldUP's Small Size and Relatively Recent Entry into the Market Makes It Vulnerable to Competition from Established Companies

     YieldUP may not be able to overcome the disadvantages posed by its small size and recent entry into the market. There is intense competition in the markets for YieldUP's products, and YieldUP's smaller resources and products that are yet to be fully proven make YieldUP vulnerable to competition from larger companies, which have significantly greater resources. Leading competitors have a larger installed base of products, which can provide them with a significant advantage over YieldUP because YieldUP's technology has not been widely deployed and thus presents potential customers with uncertainty not associated with existing equipment. In addition, many semiconductor manufacturers are reluctant to choose small companies as key suppliers due to concerns about long-term viability and product support.

YieldUP May Not Be Able To Successfully Compete in the Innovative and Highly Competitive Semiconductor Manufacturing Market

     Competition for YieldUP's products currently comes from makers of traditional cleaning, rinsing, and drying equipment. These competitors may be able to develop new products or improve their existing products which, when combined with their existing market presence, would make YieldUP's products obsolete or unmarketable. Additional competition for YieldUP's products also comes from a number of small companies making cleaning, rinsing, and drying equipment that is less expensive than YieldUP's products. Because YieldUP's products sell for significantly higher prices than those products, YieldUP may not be able to compete effectively against them without lowering its prices.

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     YieldUP currently competes principally on the basis of superior contamination reduction, better price/performance, improved equipment reliability, smaller footprint, lower operating costs, and reduction in hazardous chemical usage. But these factors may not give YieldUP a competitive edge in the future.

     YieldUP management also expects that competition may arise from new competitors and from new technological approaches, which could make YieldUP's products obsolete. If YieldUP is unable to respond to the challenges of competition, it may not able to achieve or maintain profitability at a level required to support its survival or growth.

     YieldUP's competitors include manufacturers of spin-rinse dryers such as Verteq and Semitool, isopropyl alcohol dryer manufacturers such as S&K, and integrated wet processing system manufacturers such as SCP Global Technologies, Sub Micron Systems, Steag, FSI International, CFM Technologies, and Dai Nippon Screen. Several of these competitors are also customers of YieldUP.

Because YieldUP's Products are Not Diversified, Decreased Demand May Adversely Affect All YieldUP Products

     At present, over 95% of YieldUP's revenues come from the sales of its cleaning, rinsing, and drying systems. YieldUP management anticipates that the substantial majority of future revenues will come from sales of those systems. As a result, decreased demand for systems of that kind would adversely affect YieldUP as a whole. YieldUP's ability to diversify its operations through the introduction and sale of new products is dependent on the success of continuing research, product development, and engineering activities, as well as marketing efforts. YieldUP may not be able to develop, acquire, introduce, or market new products in a timely or cost-effective manner, and any new products or improvements we develop may not achieve market acceptance or result in acceptable profit margins.

YieldUP's Operating Results Can Vary Substantially From Quarter To Quarter

     YieldUP typically derives a substantial portion of its revenues from the sale of a relatively small number of systems, which typically range in list price from $95,000 to $500,000. As a result, a small reduction in number of systems shipped in a quarter due to changing demand, rescheduling, cancellation of an order, or supplier delays could have a material adverse effect on YieldUP's revenues and results of operations for that quarter. For example, YieldUP's revenues increased substantially from $2 million in the third quarter of 1997 to $3.3 million in the fourth quarter of 1997 due to the sale of several large systems, but then declined to $2.6 million in the first quarter of 1998 and to $2.1 million in the second quarter of 1998, as the sales of the larger systems reduced.

     In addition, YieldUP's need for continued investment in research and development and sales, marketing, and service limits YieldUP's ability to reduce expenses in response to any such decrease in sales. Because YieldUP builds sub-assemblies according to management's forecast, a reduction in customer orders could also result in excessive inventories. The impact of these and other factors on our operating results in any future period cannot be accurately forecast.

YieldUP May Not Have an Adequate Supply of Products Because It Depends on Third-Party Suppliers

     YieldUP has no written contracts with any of its key suppliers, any of which may terminate the relationships with YieldUP at any time without notice. Any such termination

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

would materially impair YieldUP's ability to satisfy orders for its products and would materially adversely affect YieldUP's results of operations and financial condition. Upon any such termination, YieldUP may not be able to find replacement suppliers or the replacement suppliers that are found may be more expensive than our current suppliers. YieldUP's key suppliers are Advanced Micropolish Inc., Qualtronix Inc. and Millipore Corporation. Individually, these suppliers provided less than 10% of YieldUP's total supply needs in the last 12 months.

YieldUP Needs to Develop Acceptable New Products In Order to Remain Competitive

     The manufacturing equipment and processes used in market that YieldUP serves are subject to rapid technological changes and product obsolescence. YieldUP management believes that YieldUP's future success depends in part upon its ability to enhance its current products and to develop new products, processes, and technologies to meet anticipated changes. If YieldUP does not successfully introduce new products in a timely manner, any competitive position that it may develop could be lost, and its sales reduced. In addition, any new products that YieldUP develops may not satisfy customer needs and achieve market acceptance.

The Long Sales Cycles for YieldUP's Products May Result in Increased Sales and Marketing Expenditures

     Sales of YieldUP's products have been, and are expected to continue to be, characterized by a relatively long sales cycle, generally six to nine months. This is due to such factors as the substantial time required by potential customers for technical evaluation of YieldUP's products before purchase, and the high cost and the critical role YieldUP's products will play in the manufacturing process. YieldUP Management believes that the sales cycle will continue to be lengthy as certain of YieldUP's anticipated customers centralize purchasing decisions, which is expected to intensify the evaluation process and require additional sales and marketing expenditures by YieldUP.

The Loss of a Single Customer May Have an Adverse Effect on YieldUP's Business

     As a particular customer starts or expands a new facility or production line, sales to that customer may increase sharply; conversely, as a customer completes a facility or discontinues a production line, sales to that customer may decrease sharply. The failure to replace those sales with sales to other customers would have a material adverse effect on YieldUP's business, financial condition, and results of operations. None of YieldUP's customers have entered into a long-term agreement requiring them to purchase YieldUP products.

     Historically, YieldUP has sold a significant proportion of its systems in each period to a limited number of customers. For example, YieldUP's three top customers accounted for 30% of its gross revenues in 1998 and 34% in 1997. A single customer, Applied Materials, accounted for 11.8% of YieldUP's gross revenues in 1998 and 19.8% in 1997; a single European customer, ST Microelectronics, accounted for 9.4% of gross revenues in 1998; and a single Original Equipment Manufacturer ("OEM") customer, SCP Global Technologies, accounted for 9.1% of gross revenues in 1998. YieldUP management expect that sales to relatively few customers will continue to account for a high percentage of revenues in any accounting period in the foreseeable future. A reduction in orders from

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

any loss of any such large customer may have a material adverse effect on YieldUP's financial condition.

YieldUP Depends on Third Parties to Increase Its Sales Potential

     An increasing percentage of YieldUP's revenues, from 17% of gross revenues in 1997 to 31% in 1998, is derived from sales to OEM customers. One significant OEM customer, SCP Global Technologies, accounted for 9.1% of YieldUP's gross revenues in 1998. YieldUP sells its systems to OEMs and they in turn integrate those systems into their larger semiconductor manufacturing equipment. The timing and amount of sales to these OEM customers ultimately depend on sales levels and shipping schedules for the OEM products into which our products are incorporated. We have no control over the shipping dates or volumes of products shipped by our OEM customers and OEM customers may not continue to ship products that incorporate our products at current levels, or at all. Generally, our OEM customers may terminate orders at any time without penalty.

     Many of the markets in which our OEM customers operate have experienced cyclical declines and advances. The downturns have been characterized by reduced product demand and price erosion, which adversely affect the ability of our OEM customers to make payments for YieldUP products in a timely manner, or at all. One of YieldUP's OEM customers, UltraFab, declared bankruptcy, and YieldUP was unable to collect $536,317 owed to it by UltraFab.

YieldUP's Results Are Impacted by International Affairs

     Sales to international customers, primarily located in Japan and Europe, comprised approximately 33% of YieldUP's gross revenues in 1998, 32% in 1997, and 33% in 1996.

     Sales to international customers are subject to risks, including the following:

     -  exposure to currency fluctuations;

     -  the imposition of governmental controls;

     -  the need to comply with a wide variety of export and import laws;

     -  political and economic instability;

     -  trade restrictions;

     -  changes in tariffs and taxes;

     -  longer payment cycles typically associated with foreign sales;

     -  the greater difficulty of administering business overseas; and

     -  general economic conditions.

     YieldUP management believes that the economic turmoil in Asia has had an adverse effect on YieldUP's operations. At December 31, 1998, YieldUP had uncollected accounts receivable from Asian customers totaling $37,786.

Officers and Directors of YieldUP Control a Substantial Amount of Its Stock and Thus Can Decide Any Stockholder Vote

     Holders of YieldUP's Class A common stock are entitled to five votes for each share owned by them on all matters submitted to a vote of the stockholders, while holders of

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

common stock are entitled to one vote per share. YieldUP's directors and officers control approximately 50% of the voting power and are able to elect all of YieldUP's directors and, hence, are able to control the affairs of YieldUP. If the merger is not consummated, these officers and directors will continue to control YieldUP.

YieldUP May Issue Preferred Stock That May Inhibit a Takeover of YieldUP

     YieldUP's board of directors has authority to issue up to approximately five million shares of preferred stock and to fix the rights and preferences of those shares, without stockholder approval. If the merger is not consummated, then the rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, although providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing a change in control of YieldUP.

YieldUP's Common Stock Could Be Delisted From The Nasdaq Market, Which Could Adversely Affect Its Market Price and Liquidity

     If the merger is not consummated and YieldUP is unable to satisfy the Nasdaq SmallCap Market's maintenance requirements, YieldUP's common stock may be delisted from the Nasdaq SmallCap Market. Currently, YieldUP does not meet the maintenance requirements and has had communication from the Nasdaq SmallCap Market regarding possible delisting of its common stock if the merger is not consummated. In that event, trading, if any, in the common stock would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the National Association of Securities Dealers "OTC Bulletin Board." Consequently, the liquidity of YieldUP common stock could be impaired, not only in the number of securities that could be bought and sold, but also through delays in the timing of transactions, reduction in security analysts' and the news media's coverage of YieldUP, and lower prices for the common stock than might otherwise be obtained.

     Under current criteria for continued listing on the Nasdaq SmallCap Market:

     - YieldUP must maintain at least $2 million in total net tangible assets or a market capitalization of $35 million or have $500,000 in net income;

     - the minimum bid price of YieldUP common stock must be at least $1.00 per share;

     - there must be at least 500,000 shares in the public float valued at $1 million or more;

     -  the common stock must have at least two active market makers; and

     -  the common stock must be held by at least 300 holders.

     On December 8, 1998, YieldUP's Class B Warrants were delisted from the Nasdaq SmallCap Market because there were no longer any active market makers registered to trade the securities. The trading of these securities, if any, is being conducted in the over-the-counter market in NASD's "OTC Bulletin Board."

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

YieldUP's Common Stock Could Be Reclassified As "Penny Stock" and Subject To Burdensome Restrictions That Could Adversely Impact Its Market Price and Liquidity

     The Securities and Exchange Commission has adopted rules that define a "penny stock" as any equity security that has a market or exercise price of less than $5.00 per share, subject to exceptions. YieldUP common stock may not qualify for exemption from the penny-stock restrictions. If YieldUP's common stock were subject to the rules on penny stocks, the market price and liquidity of the common stock could be severely adversely affected.

     For any transaction involving a penny stock, unless exempt, the rules require delivery, before any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny-stock market. Disclosure is also required to be made about current quotations for the securities and about commissions payable to both the broker-dealer and the registered representative. Finally, broker-dealers must send monthly statements to purchasers of penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The foregoing penny stock restrictions will not apply to our securities if:

     -  they are listed on the Nasdaq SmallCap Market;

     - certain price and volume information is publicly available on a current and continuing basis; and

     -  we meet certain minimum net tangible assets or average revenue criteria.

The Failure of YieldUP and Suppliers, Customers, and Others To Be Year 2000 Compliant Could Negatively Impact Its Business

     By the year 2000, most companies could face a potentially serious information systems problem because many software applications and operational programs written in the past were designed to handle dates formatted with two-digit years and thus may not properly recognize calendar dates beginning in the Year 2000 ("Y2K"). This problem could result in computers either outputting incorrect data or shutting down altogether when attempting to process a date such as "01/01/00."

     The final analysis of YieldUP's Y2K readiness is expected to be completed by the middle of 1999. YieldUP has further implemented policy and procedures that all new systems procured or developed are evaluated for Y2K readiness to assure compliance. In the second half of 1999, YieldUP management will be finalizing contingency plans, to respond to any unforeseen Y2K problems.

     YieldUP has been advised by all of its suppliers and business partners, including OEMs, that they are addressing and preparing for any Y2K issues that they may have. If any of these suppliers or business partners are not Y2K compliant, then YieldUP may experience a delay in manufacturing and shipping its products. In the worst case, YieldUP or the third parties on which it depends may, for an extended period of time, be incapable of conducting critical business activities, such as manufacturing and shipping products and invoicing customers. In addition, if public suppliers of water, electricity, or natural gas are disrupted for a substantial period, YieldUP's operations may be materially adversely affected.

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

YieldUP May Not Be Able To Retain Its Key Personnel

     YieldUP's success will, to a large extent, depend upon the continued services of its executive officers, including in particular Raj Mohindra, President and Chief Executive Officer. The loss of services of one or more of these executive officers could materially adversely affect YieldUP. YieldUP does not have employment agreements with any of its key personnel, but YieldUP is the beneficiary of a key-man life insurance policy in the amount of $2 million on Mr. Mohindra.

     YieldUP's success will also depend, in part, upon its ability to retain the personnel who have assisted in the development of its products, and to attract and retain additional qualified operating, marketing, technical, and financial personnel. The competition in the semiconductor equipment industry for qualified personnel is often intense, and YieldUP may not be able to hire or retain necessary personnel.

YieldUP Management is Analyzing Issues Related to the European Monetary
Conversion

     On January 1, 1999, certain member states of the European Economic Community fixed their respective currencies to a new currency, the Euro. On that day, the Euro became a functional legal currency within those countries. During the three years beginning January 1, 1999, business in those countries will be conducted in both the existing national currency and the Euro. Companies operating in or conducting business in those countries will need to ensure that their financial and other software systems are capable of processing transactions and properly handling the existing currencies, as well as the Euro. YieldUP's management is assessing the impact that the Euro will have on its internal systems and products. While management believes that YieldUP's enterprise-wide financial and manufacturing information system will be Euro compliant, this system has not yet been tested. Management has not determined the costs related to any problems that may arise in the future. Any such problems may materially adversely affect YieldUP's business, operating results, and financial condition.

                              GENERAL INFORMATION

THE SPECIAL MEETING

     YieldUP is delivering this proxy statement/prospectus to you and other YieldUP stockholders in connection with the solicitation of proxies by the YieldUP board of directors for use at the special meeting to be held on October 20, 1999, and at any adjournments or postponements of that meeting. This proxy statement/prospectus also constitutes the prospectus of FSI with respect to shares of FSI common stock to be issued in the merger.

     The special meeting has been called for the purposes of:

     - voting upon a proposal to approve the reorganization agreement and the merger; and

     - such other matters as may be properly brought before the special meeting.

     The merger will be accomplished by a merger of YieldUP with a newly formed wholly owned subsidiary of FSI. The subsidiary will be the surviving corporation in the merger and will continue as a wholly owned subsidiary of FSI.

     In the merger, all the outstanding shares of YieldUP common stock and Class A common stock will be converted into the right to receive cash and shares of FSI common stock. FSI shareholders will continue to hold their shares of FSI common stock, without any change.

VOTE REQUIRED AT SPECIAL MEETING

     At least one-third of the total number of outstanding shares of YieldUP common stock and Class A common stock entitled to vote at the YieldUP special meeting must be present, either in person or by proxy, to constitute a quorum at the meeting.

     The affirmative vote of the majority of the voting power of the issued and outstanding shares of YieldUP common stock and Class A common stock, voting together as a single class, is required to approve the reorganization agreement and the merger. Each holder of YieldUP common stock is entitled to cast one vote per share. Each holder of YieldUP Class A common stock is entitled to cast five votes per share.

     As of the record date for the special meeting, directors and executive officers of YieldUP and their affiliates had the right to vote approximately 6% of all issued and outstanding shares of YieldUP common stock and approximately 95% of all issued and outstanding Class A common stock entitled to vote at the meeting, together representing approximately 50% of the voting power of all YieldUP capital stock entitled to vote. These persons have indicated to YieldUP that they intend to vote all of their shares in favor of approval of the reorganization agreement and the merger.

     As of August 30, 1999, two executive officers of YieldUP, Raj Mohindra and Suraj Puri, own shares representing approximately 44% of the voting power of all issued and outstanding shares of YieldUP capital stock. Messrs. Mohindra and Puri have executed voting agreements with FSI by which they have agreed to vote their shares in favor of approval of the reorganization agreement and the merger.

SOLICITATION OF PROXIES

     Directors, officers, and employees of YieldUP may solicit proxies from stockholders by personal interview, special letter, telephone, or facsimile transmission. YieldUP will bear the expenses of this solicitation on its behalf. YieldUP will not specifically compensate its directors, officers, and other employees for the solicitation of proxies. YieldUP will request brokerage houses and other custodians, nominees, and fiduciaries to forward soliciting materials to the beneficial owners of YieldUP common stock and Class A common stock owned of record by those organizations. YieldUP will pay reasonable expenses incurred in forwarding these materials.

     You may revoke a proxy relating to the special meeting at any time before it is exercised; however, mere attendance at the special meeting will not itself have the effect of revoking the proxy. You may revoke a proxy before it is voted by voting in person at the special meeting or by executing and sending a subsequently dated proxy or written notice of revocation to YieldUP's Corporate Secretary. The later-dated proxy or the revocation notice must be received by YieldUP not later than the close of business on October 19, 1999.

     A proxy in the accompanying form, when properly executed and returned, will be voted in accordance with the instructions contained on the proxy. A properly executed proxy on which no instruction has been indicated will be voted for approval of the reorganization agreement and the merger.

OTHER MATTERS

     As of the date of this proxy statement/prospectus, the YieldUP board does not know of any business to be presented at the special meeting other than the approval of the reorganization agreement and the merger. If any other matters should properly come before the special meeting, the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

                            BACKGROUND OF THE MERGER

     The terms of the reorganization agreement were determined through arm's-length negotiations between the senior managements of YieldUP and FSI, and were approved by the boards of directors of the companies, in consultation with their respective financial and legal advisers. In determining the form of the transaction and the form and amount of the consideration, numerous factors were reviewed by the senior managements and boards of directors of YieldUP and FSI. See "Recommendation of the YieldUP Board of Directors and YieldUP's Reasons for the Merger" for a discussion of those factors. The following is a brief discussion of those negotiations and related events.

     On March 30, 1998, YieldUP raised proceeds of $5.76 million through the sale of 600 shares of Series A convertible preferred stock to meet its capital needs. YieldUP did not engage a financial adviser with respect to the sale of its Series A shares. The price of YieldUP common stock declined substantially after completion of the Series A financing, from a high of $13.06 in the first quarter of 1998 to a low of $0.50 in the fourth quarter of 1998. This decline was exacerbated by the existence of the Series A shares, which converted into common stock based on the trading price of the common stock. At $0.50 per share, each Series A share was convertible into approximately 21,000 shares of common stock. During 1998, YieldUP issued an aggregate of 2,470,588 shares of its common stock upon the conversion of 134 Series A shares, resulting in significant and rapid dilution to YieldUP's existing common stockholders.

     On October 16, 1998, Mr. Raj Mohindra, President and Chief Executive Officer of YieldUP, met with a representative of Needham & Company, Inc. to discuss the engagement of Needham to provide financial advisory services to YieldUP.

     On October 21, Mr. Mohindra, Mr. Abhay Bhushan, Chief Financial Officer of YieldUP, and Mr. Suraj Puri, Chief Technical Officer of YieldUP, met with representatives of Needham to discuss strategies and opportunities for strategic business combinations. Upon review of YieldUP's capital structure, Needham advised YieldUP that the preferential redemption and liquidation rights of the Series A shares which applied in a sale of YieldUP and the low trading price of the common stock would result in an accrual of virtually all proceeds from a sale of YieldUP to the holders of the Series A shares. Accordingly, Needham advised that YieldUP would likely be unable to enter into a strategic combination that would result in value to its common stockholders while the Series A shares remained outstanding.

     On October 29, 1998, the YieldUP board met to discuss strategic alternatives that would strengthen YieldUP's financial and/or market position. The meeting was attended by a representative from Gray Cary Ware & Freidenrich LLP, YieldUP's legal counsel. YieldUP management presented financial forecasts for the fourth quarter. These forecasts indicated that YieldUP would continue to experience significant losses and a reduction in sales as a result of the prolonged downturn in the semiconductor industry. Compounding this effect were increasing difficulties in collecting accounts receivable from customers located in Asia and the insolvency of a significant OEM customer, UltraFab. The YieldUP board discussed licensing YieldUP's technology to other semiconductor manufacturers, business combinations with financially stronger companies, private placement equity financings, and minority corporate investments. The YieldUP board directed management to begin exploring possible transactions of that nature with other parties. The YieldUP board acknowledged, however, that the effects of the prolonged downturn in the semiconductor industry were severely limiting capital available to semiconductor equipment companies like YieldUP. Further, the extremely low share price when combined with the existence of the Series A shares had the effect of making investment in YieldUP common stock either unattractive to new investors or potentially extremely dilutive to existing common stockholders. Accordingly, the YieldUP board concluded that management should first enter into negotiations with the holders of the Series A shares to redeem as many of the Series A shares as prudent in order to protect common stockholder value and to increase YieldUP's attractiveness as an investment opportunity and as a strategic partner.

     Acting under the YieldUP board's instructions, management initiated negotiations with the holders of the Series A shares. Management also initiated contact with potential private investors, including four existing investors, financial institutions, and other companies in the semiconductor-equipment-manufacturing industry regarding making investments in YieldUP, licensing YieldUP's technology, or acquiring YieldUP. Management did not receive responses from potential investors, acquirors, or licensees at this time that management deemed acceptable or likely to be concluded. The responses consisted of conditional indications of interest that: were at discounted valuation levels; contemplated investments that were too small to address YieldUP's needs; included timetables of a year or longer to completion; or carried significant risks as to completion. Because YieldUP was unable to obtain definitive proposals containing suitable terms from potential private investors, acquirors, or licensees, the YieldUP board determined that redemption of the Series A shares would likely be necessary to complete an acceptable transaction, and that it would use available cash resources, increased bank borrowings, and a loan from Mr. Bhushan to fund the redemption.

     On November 5, 1998, Mr. Mohindra and Mr. Puri traveled to New York to meet with the representatives of the Series A stockholders to discuss a possible redemption of the Series A shares. On November 5, 1998, the closing sale price of YieldUP common stock was $0.56 per share.

     On November 12, 1998, representatives from Needham arranged a meeting between YieldUP and FSI at FSI headquarters in Chaska, Minnesota. The meeting was attended by the following persons: Mr. Mohindra and Mr. Puri from YieldUP; a representative of Needham; Mr. Benno Sand, Chief Administrative Officer of FSI; Mr. Dale Courtney, President, Surface Conditioning Division of FSI; Dr. Scott Becker, Chief Technical Officer, Surface Conditioning Division of FSI; and Mr. John Ely, General Manager, Batch Processing, Surface Conditioning Division of FSI. At this time, YieldUP and FSI executed a non-disclosure agreement under which the parties agreed to keep confidential the existence of the discussions regarding the potential strategic combination and any nonpublic information acquired by them during the course of their respective investiga-tions. On November 12, 1998, the closing per share sale price of YieldUP common stock was $0.59 and of FSI common stock was $7.44.

     On November 18 and 19, 1998, Dr. Becker and a representative of Faegre & Benson LLP, FSI's outside legal counsel, met with the YieldUP technical team in Mountain View, California to discuss and evaluate YieldUP's patents and technology for a possible licensing arrangement or other strategic relationship, including a possible merger of the two companies. On November 19, 1998, the closing per share sale price of YieldUP common stock was $0.63 and of FSI common stock was $8.44.

     On November 20, 1998, YieldUP's management entered into a letter agreement with Needham to formally engage Needham to act as YieldUP's exclusive financial advisor in connection with a possible transaction involving YieldUP.

     On December 7 through December 10, 1998, various representatives of FSI visited YieldUP's headquarters in Mountain View, California, to evaluate the suitability of a business combination and/or possible licensing arrangement between the two companies. The FSI representatives involved in this meeting included the following persons: Mr. Sand; Mr. Ben Sloan, Chief Operating Officer of FSI; Dr. Becker; Mr. Courtney; Mr. Ely; Ms. Pat Hollister, Chief Financial Officer of FSI; Mr. Luke Komarek, General Counsel of FSI; Mr. Mark Ahmann, V.P. Human Resources of FSI; and a representative of Faegre & Benson. On December 10, 1998, the closing per share sale prices of YieldUP common sock was $1.97 and of FSI common stock was $8.75.

     On December 17, 1998, Mr. Mohindra traveled to Chaska, Minnesota, to meet with Mr. Courtney, Mr. Sand, and Mr. Joel Elftmann, Chief Executive Officer of FSI, to discuss the possibility of a business combination or licensing arrangement. On December 17, 1998, the closing per share sale price of YieldUP common stock was $1.94 and of FSI common stock was $7.25.

     On December 21, 1998, YieldUP entered into an agreement to redeem all 466 of the outstanding Series A shares for an aggregate purchase price of approximately $6.0 million, which included a premium on the outstanding Series A shares of approximately 7%. To fund the redemption, YieldUP used $4.5 million from its cash and cash-equivalent assets and borrowed $1.0 million from its bank. Mr. Bhushan also loaned YieldUP $500,000 under a promissory note due March 31, 1999, which had an interest rate of 9% per year. The note has since been paid in full. On December 21, 1998, the closing per share sale price of YieldUP common stock was $2.00 and of FSI common stock was $6.88.

     After completion of the redemption of the Series A shares, YieldUP's working capital resources were substantially diminished, and, as a result, completion of a significant financing, merger, or licensing transaction became critical to YieldUP's long-term survival. Given the high level of interest expressed by FSI in consummating some form of licensing or acquisition transaction, and given the lack of adequate responses from other parties, YieldUP focused its efforts principally on completing a transaction with FSI.

     On December 29, 1998, at a special meeting of the YieldUP board, Mr. Mohindra presented to the board the preliminary outline in writing from FSI of terms and conditions for an acquisition of YieldUP by FSI. The initial valuation communicated orally by FSI was approximately $18.0 million, which was equivalent to about $1.94 per share, based upon a fully-diluted capitalization of 9.3 million shares. The transaction proposed by FSI contemplated a fixed value to be paid partially in stock, with the number of shares determined at closing of the transaction, and partially in cash. YieldUP stock price was

$1.7812 on December 29, 1998. Mr. Mohindra also presented the board with a draft from FSI of an intellectual property license agreement. The proposed terms included an exclusive dealing arrangement whereby, in exchange for FSI's agreement to continue negotiations, YieldUP would agree not to engage in negotiations with parties other than FSI regarding a sale of YieldUP or its technology or an investment in YieldUP for a period of 25 days. After a lengthy discussion, the YieldUP board determined that the preliminary outline of the terms and conditions for the proposed acquisition, including the initial valuation proposed by FSI, was worthy of continued negotiations, and that management should enter into the exclusive dealing arrangement and continue negotiations with FSI to increase the valuation. The board also determined, however, that YieldUP should not enter into the proposed license agreement prior to obtaining a written agreement from FSI to acquire YieldUP because the license agreement could substantially limit YieldUP's attractiveness to other potential acquirors or investors. On December 29, 1998, the closing per share sale price of YieldUP common stock was $1.78 and of FSI common stock was $10.69.

     On December 31, 1998, after negotiations between the representatives of the two parties, FSI orally offered $2.6119 per share of YieldUP common stock and Class A common stock, comprised of $0.7313, or 28% in cash and $1.8806, or 72% in FSI stock. In addition, representatives of FSI indicated that FSI would proceed with negotiations regardless of YieldUP's position regarding the license agreement if YieldUP would sign the exclusive dealing agreement. Accordingly, acting pursuant to the direction of the YieldUP board, Mr. Mohindra signed the agreement regarding exclusive dealing for a period of 25 days. On December 31, 1998, the closing per share sale price of YieldUP common stock was $1.75 and of FSI common stock was $10.88.

     On January 8, 1999, Faegre & Benson delivered an initial draft of the reorganization agreement and a revised draft licensing agreement to YieldUP management and Gray Cary. Management promptly delivered copies of the draft agreements to the YieldUP board. On January 8, 1999, the closing per share sale price of YieldUP common stock was $2.00 and of FSI common stock was $12.19.

     From January 5 though January 18, 1999, YieldUP's management continued negotiations with FSI management regarding valuation issues and had numerous discussions with the members of the YieldUP board relating to both the draft licensing and reorganization agreements. A revised draft of the license agreement was delivered to the YieldUP board on January 18, 1999. Also during this period, management and Gray Cary entered into detailed negotiations with FSI and Faegre & Benson of all of the terms of the proposed reorganization agreement and the proposed license agreement.

     On January 18, 1999, the YieldUP board held a special meeting attended by all members of the board as well as representatives from Gray Cary, Needham and KPMG LLP, YieldUP's independent auditors. During the meeting, the representative from Gray Cary made a detailed presentation to the board regarding its fiduciary duties in the context of the proposed transaction with FSI. In preparation for the meeting, each member of the board had reviewed a detailed memorandum prepared by Gray Cary regarding the legal guidelines for directors, and the board's fiduciary duties when considering a proposed business combination. On January 15, 1999 (the last trading date before the January 18 meeting), the closing per share sale price of YieldUP common stock was $1.88 and of FSI common stock was $12.50.

     All the participants in the meeting discussed the results of the negotiations to date and the details of the currently proposed transaction with FSI. The board first examined the terms of the proposed license agreement and identified unresolved issues related to continuing royalty payments and buyback of the license agreement in case the merger was not consummated. After lengthy discussion, the board instructed management to continue negotiations with FSI on the licensing agreement.

     After the conclusion of the discussion regarding the proposed license agreement, a representative of Needham gave a presentation about the specific financial terms of the reorganization agreement and described unresolved issues with respect to the valuation. In particular, the representative of Needham described to the board recent discussions regarding whether the number of shares of FSI stock to be received by YieldUP stockholders should be fixed at the time of signing of the reorganization agreement or determined at the time of closing of the transaction based upon a fixed value. The board then discussed elements of Needham's presentation, including allocation of expenses, valuation methodologies, break-up fees, pricing mechanisms and the form of consideration. At the conclusion of this discussion, the board instructed Needham to contact senior management of FSI to negotiate the allocation of expenses and to agree to accept a fixed number of shares and a fixed dollar amount per share as consideration in the merger. The representative from Gray Cary then made a presentation regarding the status of the negotiations of various terms and details of the reorganization agreement. During this presentation, each of the members of the board asked questions and participated in the discussion. During the meeting, a revised reorganization agreement reflecting the results of the negotiations described by the representative from Gray Cary was delivered to the YieldUP board. The board made an initial review of the revised agreement and instructed management and Gray Cary to negotiate the remaining unresolved issues, including the provision for continuing insurance for directors and officers, in accordance with the board's guidance. Each board member took a copy of the reorganization agreement with him after the meeting to review the revised terms and conditions in advance of the next board meeting.

     On January 19, 1999, Needham spoke with FSI's senior management to negotiate the terms of FSI's offer to acquire YieldUP, including the exchange ratio. Through these conversations, FSI communicated its offer to acquire YieldUP on the terms and conditions described in this proxy statement/prospectus. At the conclusion of the call, Needham agreed to present FSI's offer to the YieldUP board. Also on January 19, 1999, YieldUP management discussed the royalty and buyback provisions of the license agreement with FSI's senior management, and the parties reached agreement on the license agreement substantially on the terms described in this proxy statement/prospectus. On January 19, 1999, the closing per share sale price of YieldUP common stock was $1.78 and of FSI common stock was $12.50.

     On January 20, 1999, the YieldUP board held a special meeting attended by all members of the board as well as representatives from Gray Cary and Needham. Needham informed the YieldUP board of the terms that had been negotiated with FSI's senior management. These terms were $0.7313 in cash and 0.1567 of a share of FSI for each share of YieldUP common stock. The 0.1567 number was arrived at by taking a $12.00 value for each FSI share for the $1.8806 consideration paid in FSI stock. The $12.00 value was the average closing price of the FSI stock for the ten trading days ending January 19, 1999. Needham then rendered its oral opinion that, as of January 20, 1999, the consideration to be paid to the holders of YieldUP common stock in the proposed merger was fair to those holders from a financial point of view. This opinion was confirmed by a written opinion dated January 21, 1999 and was based on and subject to the matters stated in that opinion. After detailed discussion of the results of the negotiations with respect to the license agreement and the reorganization agreement, the board determined that the reorganization agreement was fair to, and in the best interest of, YieldUP and its stockholders, and approved the reorganization agreement and the license agreement. The board authorized management, on behalf of YieldUP, to execute and deliver the reorganization agreement, the license agreement, and any other agreements, instruments and documents contemplated thereby. On January 20, 1999, the closing per share sale price of YieldUP common stock was $1.69 and of FSI common stock was $12.81.

     On August 25, 1999 the YieldUP board held a special meeting attended by all members of the board as well as a representative from Gray Cary to consider whether, in light of the changed circumstances since the execution of the reorganization agreement, the merger continued to be in the best interests of, and advisable to, the YieldUP stockholders. In its deliberations, the YieldUP board considered each of the following events or circumstances:

     - the inability of YieldUP and FSI to meet the financial projections prepared prior to the execution of the reorganization agreement;

     -  the sale by FSI of its Chemical Management Division;

     -  the financial status of both companies;

     -  the current value to YieldUP's stockholders of the merger consideration;

     -  the lack of available alternatives to finance YieldUP's operations;

     - the effect on the price and liquidity of YieldUP's stock, including potential delisting from the Nasdaq SmallCap Market, if the merger was not consummated;

     - the extensive costs incurred to date by YieldUP in anticipation of the merger;

     -  the lack of an update to the fairness opinion delivered by Needham; and

     - the substantial likelihood that YieldUP would be unable to continue as a going concern if the merger was not consummated.

     After discussion, the board determined that:

     - the inability of FSI and YieldUP to meet their financial projections was largely a result of the unexpected and prolonged downturn in the semiconductor industry;

     - the sale by FSI of its Chemical Management Division was regarded as a positive factor, taking into consideration that there existed no synergies between YieldUP and this division and that the gross margins realized from this division were lower than FSI's targeted gross margins;

     - the financial position of FSI, while falling short of the financial projections previously prepared, for instance, FSI's projected gross profits for the second quarter in 1999 was $17,450,000, but its actual gross profit for that period was $10,566,000, still allowed for potential growth and value to the YieldUP stockholders;

     - the value of the merger consideration still represented a premium to the YieldUP stockholders of $0.39 or 28%;

     - since YieldUP had defaulted on its primary credit facility and, given the terms of the amended loan agreement, it would likely be unable to secure any other type of financing unless the merger was consummated and there had been no other offers to acquire YieldUP;

     - if the merger was not consummated, the likely result would be a decline in YieldUP's stock price and delisting from Nasdaq SmallCap Market because YieldUP is not currently meeting the capitalization requirements for listing on that exchange;

     - the cost associated with not consummating the merger would be extensive, including the payment to FSI of $1 million as a breakup fee, the loss by YieldUP of the exclusive use of its technology pursuant to a license agreement between FSI and YieldUP (valued by the board at substantially in excess of the maximum royalties of $7.5 million payable by FSI under the agreement), the potential loss of the $1,325,000 equipment sale made to FSI in anticipation of the merger, the payment of $1.04 million to YieldUP's primary lender to meet its loan obligations under its credit facility, and approximately $350,000 in transaction/integration fees and expenses incurred to date;

     - given the financial condition of YieldUP and the other factors discussed at the meeting, there would be no value to requesting an additional fairness opinion from Needham; and

     - taking into consideration all of the foregoing factors, YieldUP would not be able to continue as an independent going concern if the merger were not consummated.

     At the conclusion of this meeting, the YieldUP board unanimously reaffirmed its decision that the reorganization agreement was fair to, and in the best interests of, YieldUP and its stockholders. On August 25, 1999, the closing per share sale price of YieldUP common stock was $1.37 and of FSI common stock was $6.53.

                RECOMMENDATION OF THE YIELDUP BOARD OF DIRECTORS
                      AND YIELDUP'S REASONS FOR THE MERGER

     After careful consideration, the YieldUP board has unanimously determined the merger to be fair to and in the best interests of YieldUP and its stockholders and approved the reorganization agreement. The YieldUP board unanimously recommends that the stockholders of YieldUP vote for approval of the reorganization agreement and the merger.

     In reaching this determination, the YieldUP board considered the following:

     - YieldUP's weakened financial position (low cash balance and high debt at year-end 1998), the most recent CFM litigation filed on December 30, 1998, the resulting loss in competitive position, and the related difficulties in continuing as an independent company. In order to continue as an independent company, YieldUP would need significant infusion of capital to continue operations and to invest in new product development, and the prospect of raising capital at acceptable terms was not very good, given the industry conditions.

     - Other strategic alternatives available to YieldUP carried significant risks of unacceptable valuations, the investments being too small to address YieldUP's needs, too long to complete, and posed significant risks to completion.

     - YieldUP and FSI had complementary technologies, products, critical skills, and channels. While YieldUP was strong in immersion systems, FSI was strong in spray systems. Together, the two companies could serve most of the critical cleaning needs of their customers. YieldUP had strong OEM channels, and FSI was strong in sales, especially in Europe and Asia though its affiliates, Metron and m-FSI.

     - An FSI and YieldUP merger would enable YieldUP's immersion systems to penetrate the production fabs of large customers. These customers are generally unwilling to buy critical cleaning products for their fabrication operations from a small company, because of issues related to the support and viability of small companies. The strategic and market position of the combined companies would also be strengthened as they would be a able to provide complete solutions to customers for their critical cleaning applications.

     - Recent market prices of YieldUP common stock and FSI common stock, as well as market prices of YieldUP common stock and FSI common stock during the past several years.

     -  Current industry, market, and economic conditions.

     - A review with YieldUP board's outside counsel of the terms of the reorganization agreement, including circumstances in which either YieldUP or FSI may terminate the reorganization agreement and the associated termination fees and the closing conditions to the merger.

     - The opinion of Needham that, as of the date of the opinion, the consideration to be paid to the holders of YieldUP common stock under the merger is fair to those stockholders from a financial point of view.

     - The structure of the merger, which generally will permit holders of YieldUP common stock to have their shares converted into FSI common stock on a "tax-free" basis, although cash received may be taxable.

     - The likelihood that YieldUP will be unable to meet its repayment obligations under its primary credit facility.

     - The probability that YieldUP's stock will be delisted from the Nasdaq SmallCap Market if the merger is not consummated.

     - The significant costs YieldUP will incur if the merger is not consummated.

     - The inability of YieldUP to secure adequate financing to fund its operations.

     - The substantial likelihood that YieldUP will be unable to continue as a going concern if the merger is not consummated.

     The above factors were considered collectively by the YieldUP board without giving specific weight to these factors. However, the overwhelming factors supporting the board's assessment of the benefits of the merger were the first five factors, including the 62% premium on the price of YieldUP stock on January 20, 1999, the date of the board's decision. None of the factors listed above were considered by the board to be negative in their assessment of the proposed merger.

     Certain directors and officers of YieldUP have interests in the merger in addition to the interests of other YieldUP stockholders. See "The Merger -- Interests of Certain Persons in the Merger." The YieldUP board was aware of these interests when they approved the reorganization agreement and the merger.

                          FSI'S REASONS FOR THE MERGER

     The merger provides FSI's Surface Conditioning Division with an entree into the critical cleaning immersion market. By acquiring YieldUP and its intellectual property, FSI believes that it is obtaining unique immersion technologies that will expand FSI's capabilities to create a total cleaning solution for customers. YieldUP's Mountain View, California operations also strengthen FSI's presence in the important Silicon Valley market.

            FINANCIAL INFORMATION EXCHANGED BETWEEN FSI AND YIELDUP

     In connection with their due diligence, FSI provided to YieldUP certain projections of future financial performance prepared by the management of FSI, and YieldUP provided to FSI certain projections of future financial performance prepared by the management of YieldUP. The FSI projected financial information was also provided to YieldUP's financial adviser in connection with its analyses. The material portions of these projections are summarized below.

     The statements regarding FSI's and YieldUP's financial projections constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are subject to the safe harbors created thereby. In light of the significant uncertainties inherent in forward-looking financial information of any kind, the inclusion of such information in this document should not be regarded as a representation that the financial projections will be achieved. You are cautioned that these financial projections should not be regarded as fact and should not be relied upon as an accurate representation of future results. The projections were not examined, reviewed or complied by KPMG LLP, independent public accountants for FSI and YieldUP, and KPMG LLP assumes no responsibility for the projections, they do not express any opinion or any other form of assurance on the projections and they disclaim any association with the projections. The projections were not prepared in accordance with the standards for prospective financial information established by the American Institute of Certified Public Accountants. The financial projections were prepared for internal budgeting and planning purposes and not for the purposes of the proposed merger or with a view toward public disclosure. They were based on numerous subjective estimates and other assumptions and are inherently subject to significant uncertainties and contingencies. Further, there have been and will be differences between actual and forecasted results and such differences may be material. As disclosed elsewhere in this document under "Risk Factors," the business and operations of FSI and YieldUP are subject to substantial risks which increase the uncertainty inherent in the financial projections. Any of the factors disclosed under "Risk Factors" could cause the actual results to differ materially from the financial projections described above. See "Forward-Looking Information" for a discussion regarding forward-looking statements contained in this document.

     The FSI projections were prepared in January 1999 and the YieldUP projections were prepared in November 1998, and they have not been adjusted to, and do not, reflect or take into account any circumstances or events occurring after that date. FSI and YieldUP disclaim any duty to update or otherwise publicly to revise the projections and make no representations as to whether the projections will be achieved or otherwise. However, the companies currently anticipate that actual results will be below the financial projections. See "FSI Recent Developments" for a discussion of the recent disposition of the Chemical Management Division of FSI and FSI's current outlook regarding fiscal 1999 and fiscal 2000 operations and financial results.

     The FSI projections included the following projections (the tables also include reported actual results for those quarters that have been completed) (in thousands). Please note that the projected numbers for all periods included FSI's Chemical Management Division, which FSI sold on July 31, 1999. The actual results for the quarter ended February 27, 1999 included the Chemical Management Division whereas the actual results for the quarter ended May 29, 1999 did not.

                                                                                   FISCAL
                                                                                  QUARTER     FISCAL YEAR
                                                                                   ENDING       ENDING
                                   FISCAL QUARTER ENDED   FISCAL QUARTER ENDED   AUGUST 28,   AUGUST 28,
                                    FEBRUARY 27, 1999         MAY 29, 1999          1999         1999
                                   --------------------   --------------------   ----------   -----------
                                   PROJECTED    ACTUAL    PROJECTED    ACTUAL    PROJECTED     PROJECTED
                                   ---------   --------   ---------   --------   ----------   -----------
Sales............................   $48,320    $ 33,035    $52,550    $ 37,674    $57,500      $192,570
Gross Profit.....................    17,440       7,092     17,450      10,566     21,560        66,130
Operating Income.................    (2,790)    (11,908)    (3,410)     (5,326)      (540)      (18,070)
Net (loss) income................    (1,820)     (7,574)    (2,230)    (20,387)      (240)      (11,370)

                                        FISCAL         FISCAL                       FISCAL
                                       QUARTER        QUARTER         FISCAL       QUARTER     FISCAL YEAR
                                        ENDING         ENDING        QUARTER        ENDING       ENDING
                                     NOVEMBER 27,   FEBRUARY 26,      ENDING      AUGUST 26,   AUGUST 26,
                                         1999           2000       MAY 27, 2000      2000         2000
                                     ------------   ------------   ------------   ----------   -----------
                                      PROJECTED      PROJECTED      PROJECTED     PROJECTED     PROJECTED
                                     ------------   ------------   ------------   ----------   -----------
Sales.............................     $58,000        $62,000        $67,000       $73,000      $260,000
Gross Profit......................      22,910         24,950         27,640        31,030       106,530
Operating Income..................         210          1,350          2,940         5,230         9,730
Net income........................         560          1,400          2,540         4,180         8,680

     The YieldUP projections included in the following projections (the tables also include reported actual results for those quarters that have been completed (in thousands):

                                                                         QUARTER        QUARTER
                                                                         ENDING          ENDING      YEAR ENDING
                              QUARTER ENDED        QUARTER ENDED      SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                             MARCH 31, 1999        JUNE 30, 1999          1999            1999           1999
                           -------------------   ------------------   -------------   ------------   ------------
                           PROJECTED   ACTUAL    PROJECTED   ACTUAL     PROJECTED      PROJECTED      PROJECTED
                           ---------   -------   ---------   ------   -------------   ------------   ------------
Sales....................   $3,000     $ 1,392    $4,100     $1,416      $4,500          $6,500        $18,100
Gross Profit.............    1,111         156     1,758       412        1,980           2,990          7,839
Operating Income.........     (389)     (1,097)      158      (667)         285           1,060          1,114
Net (loss) income........     (375)     (1,143)      236      (697)         350           1,115          1,327

                                        QUARTER     QUARTER       QUARTER        QUARTER
                                        ENDING      ENDING        ENDING          ENDING      YEAR ENDING
                                       MARCH 31,   JUNE 30,    SEPTEMBER 30,   DECEMBER 31,   DECEMBER 31,
                                         2000        2000          2000            2000           2000
                                       ---------   ---------   -------------   ------------   ------------
                                       PROJECTED   PROJECTED     PROJECTED      PROJECTED      PROJECTED
                                       ---------   ---------   -------------   ------------   ------------
Sales...............................    $7,400      $8,800        $9,800         $14,200        $40,200
Gross Profit........................     3,678       4,600         5,320           7,878         21,476
Operating Income....................     1,488       1,970         2,270           3,928          9,656
Net income..........................     1,503       2,048         2,335           3,983          9,869

                    OPINION OF FINANCIAL ADVISER TO YIELDUP

OPINION OF FINANCIAL ADVISER

     Under an engagement letter dated November 20, 1998, YieldUP retained Needham to furnish financial advisory and investment banking services with respect to the proposed merger and to render an opinion as to the fairness, from a financial point of view, of the consideration to be paid in the proposed merger to the holders of YieldUP common stock. The amount of consideration to be paid in the merger was determined through arm's-length negotiations between YieldUP and FSI and not by Needham, although Needham assisted YieldUP in these negotiations.

     At a meeting of the board of directors of YieldUP on January 20, 1999, Needham delivered its oral opinion that, as of that date and based upon and subject to the assumptions and other matters described in the written Needham opinion, the proposed merger consideration is fair to the holders of YieldUP common stock from a financial point of view. Needham subsequently confirmed its opinion in writing as of January 21, 1999. THE NEEDHAM OPINION IS ADDRESSED TO THE YIELDUP BOARD, IS DIRECTED ONLY TO THE FINANCIAL TERMS OF THE REORGANIZATION AGREEMENT, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF YIELDUP AS TO HOW THE STOCKHOLDER SHOULD VOTE AT THE YIELDUP SPECIAL MEETING.

     The complete text of the Needham opinion, which states the assumptions made, matters considered, limitations on and scope of the review undertaken by Needham, is attached to this proxy statement/prospectus as Exhibit B, and the summary of the Needham opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the Needham opinion. YIELDUP STOCKHOLDERS ARE URGED TO READ THE NEEDHAM OPINION CAREFULLY AND IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED, AND THE ASSUMPTIONS MADE BY NEEDHAM.

     In arriving at the Needham opinion, Needham, among other things:

     -  reviewed a draft of the reorganization agreement dated January 20, 1999;

     - reviewed certain publicly available information concerning YieldUP and FSI and certain other relevant financial and operating data of YieldUP and FSI furnished to it by YieldUP and FSI;

     - reviewed the historical stock prices and trading volumes of YieldUP common stock and FSI common stock;

     - held discussions with members of senior management of YieldUP and FSI concerning their current and future business prospects;

     - reviewed certain financial forecasts and projections prepared by the respective managements of YieldUP and FSI;

     - compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham deemed relevant to similar data for YieldUP;

     - reviewed the financial terms of certain other business combinations that Needham deemed generally relevant; and

     - performed and/or considered such other studies, analyses, inquiries, and investigations as Needham deemed appropriate.

     Needham assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by or discussed with it for purposes of rendering its opinion. Needham assumed that the financial forecasts provided to Needham by YieldUP's and FSI's managements were reasonably prepared on bases reflecting the best currently available estimates and judgments of these managements, at the time of preparation, of YieldUP's and FSI's future operating and financial performance. Needham did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of YieldUP or FSI. The Needham opinion states that it was based on economic, monetary, and market conditions existing as of its date. Although Needham assumed for purposes of its January 21, 1999 opinion that the merger will qualify as a tax-free reorganization for purposes of Section 368(a) of the Internal Revenue Code of 1986, Needham would have rendered its opinion as of that date regardless of whether the merger is taxable to YieldUP stockholders. Needham expressed no opinion as to what the value of FSI common stock will be when issued to the stockholders of YieldUP in the merger or the prices at which the FSI common stock will actually trade at any time. In addition, Needham was not asked to consider, and the Needham opinion does not address, YieldUP's underlying business decision to engage in the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for YieldUP, or the effect of any other transaction in which YieldUP might engage. No limitations were imposed by YieldUP on Needham with respect to the investigations made or procedures followed by Needham in rendering the Needham opinion.

     Based on this information, Needham performed a variety of financial analyses of the merger and the merger consideration. The following paragraphs summarize the material financial analyses performed by Needham in arriving at the Needham opinion.

     Contribution Analysis. Needham reviewed and analyzed the pro forma contribution of each of YieldUP and FSI to pro forma combined balance sheet information using YieldUP's December 31, 1998 balance sheet and FSI's November 28, 1998 balance sheet and to pro forma projected calendar 1998, 1999 and 2000 operating results. In the case of FSI, this was based on the 12 months ending November 30, 1998, 1999 and 2000. Needham reviewed, among other things, the pro forma contributions to net sales, assets, and stockholders' equity. This analysis indicated that YieldUP would have contributed

     -  3.6% of projected calendar 1998 pro forma combined net sales;

     -  7.7% of projected calendar 1999 pro forma combined net sales;

     -  12.8% of projected calendar 2000 pro forma combined net sales;

     -  2.1% of the pro forma combined total assets; and

     -  1.7% of the pro forma combined stockholders' equity.

     Based on the merger consideration, YieldUP's stockholders will own approximately 5.9% of FSI after the merger and will have received $0.7313 per share in cash for each share of YieldUP common stock. The closing price per share of the YieldUP common stock on January 19, 1999 was $1.781. The results of the contribution analysis are not necessarily indicative of the contributions that the respective businesses may have in the future.

     Accretion/Dilution Analysis. Needham reviewed certain pro forma financial impacts of the merger, assuming that it had occurred at the end of the first quarter of calendar 1999, on the holders of YieldUP and FSI common stock based on the proposed merger consideration and YieldUP's and FSI's managements' projected financial results, and assuming no cost savings resulting from the merger. Based upon these projections and assumptions, Needham's analysis indicated that the merger would result in dilution of the projected earnings per share of FSI common stock for the fiscal year ending August 28, 1999 of approximately 8% and could result in accretion to the projected earnings per share of FSI common stock for the fiscal year ending August 26, 2000 of approximately 24%. The actual operating or financial results achieved by the combined entity may vary from projected results, and these variations may be material. See "FSI Recent Developments -- Outlook" for a discussion of FSI's current expectations regarding the dilutive nature of the transaction.

     Selected Company Analysis. Using publicly available information, Needham compared selected historical and projected financial and market data ratios for YieldUP to the corresponding data and ratios of certain other publicly traded semiconductor capital equipment companies that Needham deemed relevant because their lines of businesses are similar to YieldUP's line of business. These companies (the "Selected Companies") consisted of:

    CFM Technologies, Inc.                    Mattson Technology, Inc.
    FSI International, Inc.                   Semitool, Inc.
    GaSonics International Corporation        SubMicron Systems Corporation

     The following table sets forth information concerning the following multiples for the Selected Companies and for YieldUP:

     - total market capitalization as a multiple of last twelve months' revenues ("LTM revenues");

     - total market capitalization as a multiple of projected calendar 1998 revenues;

     - total market capitalization as a multiple of projected calendar 1999 revenues;

     - market value of common stock as a multiple of projected calendar 1999 earnings per share ("price/earnings multiple"); and

     -  market value as a multiple of historical book value.

     Needham calculated multiples for the Selected Companies based on the closing stock prices on January 15, 1999 and for YieldUP based on the assumed purchase price per share of YieldUP common stock of $2.61. The assumed purchase price per YieldUP share was based on a price per share of FSI common stock of $12.00; the closing price per share of FSI common stock on January 15, 1999 was $12.50.

                                                                        YIELDUP
                                              SELECTED COMPANIES        IMPLIED
                                          ---------------------------   BY THE
                                          HIGH   LOW    MEAN   MEDIAN   MERGER
                                          ----   ----   ----   ------   -------
Total market capitalization to LTM
  revenues.............................   1.4x   0.7x   1.1x    1.1x      2.9x
Total market capitalization to
  projected calendar 1998 revenues.....   1.5x   0.7x   1.2x    1.2x      3.7x
Total market capitalization to
  projected calendar 1999 revenues.....   1.7x   0.9x   1.3x    1.3x      1.4x
Projected calendar 1999 price/earnings
  multiple.............................     NM     NM    NM       NM     27.9x
Market value to historical book
  value................................   2.3x   1.1x   1.6x    1.5x      7.0x

NM = not meaningful due to projected calendar 1999 net losses for the Selected
     Companies

     Needham also analyzed the price/earnings multiples for the last twelve months and for projected calendar 1998 but determined that the results were not meaningful because of YieldUP's net losses for the last twelve months and projected net losses for calendar 1998. Needham also noted that all but one of the Selected Companies incurred net losses for the last twelve months and all of the Selected Companies had projected net losses for calendar 1998 and 1999.

     Selected Transaction Analysis. Needham also analyzed publicly available financial information for 23 selected completed and pending mergers and acquisitions of companies in the semiconductor capital equipment sector that represent transactions since January 1, 1996 (the "Selected Transactions"). In examining the Selected Transactions, Needham analyzed:

     - the premium of consideration offered to the acquired company's stock price one day prior to the announcement of the transaction;

     - the premium of consideration offered to the acquired company's stock price four weeks prior to the announcement of the transaction;

     - the aggregate transaction value as a multiple of sales for the last twelve months ("LTM sales"); and

     -  market value as a multiple of historical book value.

     Needham also analyzed, for the Selected Transactions,

     - the aggregate transaction value as a multiple of earnings before interest and taxes for the last twelve months;

     - the aggregate transaction value as a multiple of earnings before interest, taxes, depreciation, and amortization for the last twelve months;

     -  and market value as a multiple of net income for the last twelve months;

but determined that the results were not meaningful because of YieldUP's net losses for the last twelve months. In some cases, complete financial data was not publicly available for the selected transactions and only partial information was used in those instances.

     The following table sets forth information concerning the stock price premiums in the Selected Transactions and the stock price premiums implied by the proposed merger. The premiums implied by the proposed merger were based on an assumed purchase price of $2.61 per share of YieldUP common stock.

                                         SELECTED TRANSACTIONS
                                     ------------------------------   FSI/YIELDUP
                                     HIGH     LOW    MEAN    MEDIAN     MERGER
                                     -----   -----   -----   ------   -----------
One day stock price premium.......   61.7%   -0.9%   22.0%   13.2%       46.6%
Four week stock price premium.....   70.2%   12.3%   35.6%   26.7%       32.7%

     The following table sets forth information concerning the multiples of aggregate transaction value to LTM sales and the multiples of market value to historical book value for the Selected Transactions and the same multiples implied by the proposed merger. The multiples for the proposed merger were based on an assumed purchase price of $2.61 per share of YieldUP common stock.

                                            SELECTED TRANSACTIONS
                                         ----------------------------   FSI/YIELDUP
                                         HIGH    LOW    MEAN   MEDIAN     MERGER
                                         -----   ----   ----   ------   -----------
Aggregate transaction value to LTM
  sales...............................    5.9x   0.5x   2.1x    1.9x       2.9x
Market value to historical book
  value...............................   19.7x   0.8x   4.6x    2.9x       7.0x

     No company, transaction or business used in the "Selected Company Analysis" or "Selected Transaction Analysis" as a comparison is identical to YieldUP, FSI, or the merger. Accordingly, these analyses are not simply mathematical; rather, they involve complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the Selected Companies, Selected Transactions, or the business segment, company, or transaction to which they are being compared.

     Other Analyses. In rendering its opinion, Needham considered other analyses, including, among other things, a history of trading prices and volumes for YieldUP and FSI, and an analysis of the stock price performance and certain financial and operating data of a broad group of companies in the semiconductor capital equipment industry.

     This summary does not purport to be a complete description of the analyses performed by Needham in connection with the rendering of the Needham opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham believes that its analyses must be considered as a whole and that considering any portions of those analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Needham made numerous assumptions with respect to industry performance, general business and economic, and other matters, many of which are beyond the control of YieldUP or FSI. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable as set forth therein. Additionally, analyses relating to the values of business or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. The Needham opinion and Needham's related analyses were only one of many factors considered by YieldUP's board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of YieldUP's board of directors or management with respect to the merger consideration or the proposed merger.

     Under the terms of the Needham engagement letter, YieldUP has paid or agreed to pay Needham fees for rendering the Needham opinion and for financial advisory services of $150,000 plus an amount equal to 2% of the aggregate purchase price, subject to minimum fees aggregating $475,000 if the merger is consummated. A substantial portion of Needham's fees are contingent on consummation of the merger. Based upon the closing price of the FSI common stock on September 10, 1999, the total fees payable to Needham would be approximately $487,000. YieldUP has also agreed to reimburse Needham for certain of its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of services performed by Needham as financial adviser to YieldUP.

     Needham is a nationally recognized investment banking firm. As part of its investment banking services, Needham is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements, and other purposes. Needham was retained by the YieldUP board of directors to act as YieldUP's financial adviser in connection with the merger based on Needham's experience as a financial adviser in mergers and acquisitions as well as Needham's familiarity with the semiconductor capital equipment industry. In the normal course of its business, Needham may actively trade the equity securities of YieldUP or FSI for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities. In the past, Needham has provided investment banking, financial advisory, and other services to FSI, for which it received customary compensation.

                                   THE MERGER

     The following is a summary of the material terms of the reorganization agreement, a complete copy of which is attached as Exhibit A to this proxy statement/prospectus and incorporated by reference. The reorganization agreement is the legal document that governs the merger; you are urged to review the agreement in its entirety.

GENERAL

     Upon the effective time of the merger, each outstanding share of YieldUP common stock and Class A common stock will be converted, without any action on the part of the stockholder, into the right to receive $.7313 in cash and .1567 of a share of FSI common stock. FSI will pay cash in lieu of the issuance of any fractional shares of FSI common stock in the amount of the fraction times $12.00, rounded to the nearest cent.

     The following table presents, for certain possible specified prices per share of FSI common stock as of the effective time of the merger, the value of the consideration to be received by YieldUP stockholders in exchange for each share of YieldUP common stock or Class A common stock exchanged in the merger. The FSI share prices are for illustration only; FSI's common stock may trade above or below the range set forth below. You should obtain a current stock quote for more accurate information. There is no provision in the reorganization agreement that would allow either YieldUP to terminate the agreement if FSI's share price falls below a certain level or FSI to terminate the agreement if its share price rises above a certain level.

                                       VALUE OF STOCK   VALUE OF TOTAL
FSI SHARE PRICE   CASH CONSIDERATION   CONSIDERATION    CONSIDERATION
---------------   ------------------   --------------   --------------
10.0$0.....             $.7313            $1.5670          $2.2983
9.50......               .7313             1.4887           2.2200
9.00......               .7313             1.4103           2.1416
8.50......               .7313             1.3320           2.0633
8.00......               .7313             1.2536           1.9849
7.50......               .7313             1.1753           1.9066
7.00......               .7313             1.0969           1.8282
6.50......               .7313             1.0186           1.7499
6.00......               .7313             0.9402           1.6715
5.50......               .7313             0.8619           1.5932
5.00......               .7313             0.7835           1.5148
4.50......               .7313             0.7052           1.4365
4.00......               .7313             0.6268           1.3581
3.50......               .7313             0.5485           1.2798

EFFECTIVE TIME AND EFFECT OF THE MERGER

     If the reorganization agreement and the merger are approved by YieldUP stockholders and all other conditions to the consummation of the merger are satisfied or waived, the merger will become effective upon the appropriate filings with the Delaware Secretary of State and the Minnesota Secretary of State. The effective time of the merger is expected to occur on or about October 20, 1999.

     As of the effective time of the merger, YieldUP will be merged with a subsidiary of FSI, which, as the surviving corporation, will continue as a wholly owned subsidiary of FSI. The subsidiary will possess YieldUP's assets and will be responsible for YieldUP's liabilities. The separate corporate existence of YieldUP will terminate upon consummation of the merger.

EXCHANGE OF SHARES

     After the effective time, each record holder of one or more certificates previously representing shares of outstanding YieldUP common stock or Class A common stock will be entitled, upon the surrender of the certificates to Harris Trust and Savings Bank, FSI's stock transfer agent and the exchange agent for the merger, to receive $.7313 in cash and .1567 of a share of FSI common stock. After the effective time and until surrendered, each certificate previously representing shares of YieldUP common stock or Class A common stock will be deemed for all corporate purposes to evidence the ownership of the number of whole shares of FSI common stock into which those shares of YieldUP capital stock have been converted.

     FSI will not issue fractional shares of FSI common stock in the merger. Instead, each YieldUP stockholder who would otherwise be entitled to a fractional share will be paid an amount of cash, without interest, equal to the fraction times $12.00, rounded to the nearest cent.

     Detailed instructions and transmittal materials will be mailed to you after the effective time of the merger regarding the method of exchanging certificates formerly representing shares of YieldUP common stock and Class A common stock for cash and certificates representing shares of FSI common stock. HOLDERS OF CERTIFICATES REPRESENTING SHARES OF YIELDUP COMMON STOCK OR CLASS A COMMON STOCK SHOULD NOT SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE THE APPROPRIATE TRANSMITTAL MATERIALS.

     The shareholders of FSI will continue to hold their shares of common stock of FSI without any change.

EMPLOYEE BENEFIT PLANS AND STOCK OPTIONS

     YieldUP employees will receive full credit for their service with YieldUP for purposes of determining eligibility and levels of benefits in FSI's employee benefit plans and arrangements, subject to the eligibility and other participation requirements set forth in those plans and arrangements.

     FSI will assume all unexercised options to purchase YieldUP common stock. Once assumed, these options will be exercisable upon the same terms as under the YieldUP option plan under which they were granted and the related stock option agreements, except that each such option will be exercisable for the number of shares of FSI common stock equal to the number of shares of YieldUP common stock subject to the option immediately before the effective time of the merger times
 .2177. The exercise price of the option will be correspondingly adjusted. As soon as practicable after the effective time of the merger, FSI has agreed to file and use its best efforts in obtaining effectiveness of a registration statement with respect to the shares issuable upon exercise of these assumed options.

     As of August 30, 1999, the aggregate number of shares of YieldUP common stock subject to outstanding options was 1,004,736, at exercise prices that ranged from $0.63 to $13.00 per share, and of which 422,009 shares were vested.

YIELDUP WARRANTS

     At the effective time of the merger, each outstanding warrant to purchase YieldUP common stock will become a warrant to acquire, on substantially the same terms, the amount of whole shares of FSI common stock and cash that the warrant holder would have received if the holder had exercised the warrant immediately before the merger. Following the effective time of the merger, FSI will assume YieldUP's obligations under the applicable warrant agreements under which the warrants were issued.

     As of August 30, 1999, there were outstanding Series B warrants to purchase 4,155,421 shares of YieldUP common stock at an exercise price of $11.00 per share and additional warrants to purchase 2,439 shares at an exercise price of $10.25 per share. After giving effect to the merger, the exercise price of all the YieldUP warrants will continue to be significantly above the value of the cash and FSI common stock issuable upon exercise of the warrants. For the $11.00 Series B warrants, the market price of FSI common stock would have to reach over $65.50 per share before the value of the cash and shares of FSI common stock received upon exercise would exceed the warrant exercise price. The warrants expire in November 2000 and will not be exercisable after that time.

CONDITIONS TO CONSUMMATION OF THE MERGER

     The obligations of each of FSI and YieldUP to consummate the merger are subject to the following conditions:

     - the approval of the reorganization agreement and the merger by the YieldUP stockholders;

     - the receipt of all governmental permits, consents, and approvals reasonably necessary for the consummation of the merger;

     - the listing on the Nasdaq Stock Market of the shares of FSI common stock to be issued in the merger;

     - the absence of court order, governmental proceeding, legislation, or regulation making the consummation of the merger illegal or materially affecting FSI's operation of YieldUP's business after the effective time of the merger; and

     - the receipt by FSI and YieldUP of opinions of their respective legal counsel that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

     Additional conditions to FSI's obligation to consummate the merger include the following:

     - the material accuracy, as of the date of the reorganization agreement and the closing date of the merger, of the representations and warranties of YieldUP, and the material performance of all of the terms of the reorganization agreement to be performed by YieldUP before the consummation of the merger;

     - the receipt by FSI of an opinion of YieldUP's counsel as to certain legal matters;

     - the receipt by YieldUP of all third-party consents necessary for the consummation of the merger;

     - that holders of no more than 5% of the total outstanding shares of YieldUP common stock and Class A common stock have asserted statutory dissenters' rights;

     -  the receipt by FSI of certain audited financial statements of YieldUP;
        and

     - that Messrs. Mohindra, Puri, and Wong have agreed to satisfactory employment agreements with the surviving corporation.

     Additional conditions to YieldUP's obligation to consummate the merger include the following:

     - the material accuracy, as of the date of the reorganization agreement and the closing date of the merger, of the representations and warranties of FSI, and the material performance of all of the terms of the reorganization agreement to be performed by FSI before the consummation of the merger; and

     - the receipt by YieldUP of an opinion of FSI's counsel as to certain legal matters.

     Under the reorganization agreement, FSI has no obligation to consummate the merger if any condition to its obligation to consummate the merger is not satisfied on or before the closing date of the merger, and YieldUP has no obligation to consummate the merger if any condition to its obligation to consummate the merger is not satisfied on or before the closing date of the merger. These conditions may be waived or modified either mutually by the parties or, with respect to certain conditions, by the party that is, or whose stockholders are, entitled to the benefits of the condition. Neither FSI nor YieldUP has any present intention to waive or modify any condition that it deems material.

     You should review Article VII of the reorganization agreement for a complete statement of the conditions precedent to the obligations of the parties to consummate the merger.

REPRESENTATIONS, WARRANTIES, AND COVENANTS

     In the reorganization agreement, FSI and YieldUP have made various representations, warranties, and covenants, relating to, among other things, their respective businesses and financial condition, the accuracy of their various filings with the SEC, the satisfaction of legal requirements for the merger, and the absence of material litigation. You should review Articles III, IV, and V of the reorganization agreement for a complete statement of the representations, warranties, and covenants of the parties. The representations and warranties expire upon consummation of the merger.

AMENDMENT, TERMINATION, AND WAIVER

     The reorganization agreement may be amended at any time by written agreement of the FSI board and the YieldUP board. After the reorganization agreement has been approved by the stockholders of YieldUP, however, it may be amended only as permitted by Delaware law. Any provision of the reorganization agreement may be waived at any time by the party that is, or whose shareholders are, entitled to the benefits of the provision.

     The reorganization agreement may be terminated before the effective time of the merger, whether before or after approval by YieldUP stockholders. The conditions under which the reorganization agreement may be terminated include the following:

     - termination by mutual agreement of the boards of directors of FSI and YieldUP;

     - termination by either FSI or YieldUP if the merger is not consummated on or before October 31, 1999;

     - termination by either FSI or YieldUP if a governmental entity issues a final order enjoining the merger;

     - termination by either FSI or YieldUP if the YieldUP stockholders do not approve the reorganization agreement and the merger at the special meeting;

     - termination by FSI if the YieldUP board of directors withdraws or adversely modifies its recommendation of the merger, if the board recommends a third-party offer, or if a third-party tender offer for YieldUP is announced and the YieldUP board recommends that stockholders tender into the offer; and

     - termination by either FSI or YieldUP if its conditions to consummate the merger have become impossible to fulfill through no fault of its own.

EXPENSES AND TERMINATION PAYMENTS

     In general, FSI and YieldUP will each bear their own expenses incurred in connection with the reorganization agreement. If the reorganization agreement is terminated, however, the parties have agreed to the following payments:

     - If YieldUP terminates the agreement because of a material breach by FSI, then FSI will pay YieldUP $1 million.

     - If FSI terminates the agreement because it is not approved by YieldUP's stockholders or because YieldUP's board of directors withdraws or adversely modifies its recommendation of the merger, the board recommends a third-party offer, or a third-party tender offer for YieldUP is announced and the YieldUP board recommends that shareholders tender into the offer, then YieldUP will pay FSI $1 million.

     - If FSI terminates the agreement because of a material breach by YieldUP and if a third party has announced its intention to acquire YieldUP and a party other than FSI actually acquires YieldUP within one year, then YieldUP will pay FSI $1 million.

     Termination by FSI upon material breach by YieldUP or termination by either party because either YieldUP's stockholders do not approve the merger or events concerning a third-party acquisition proposal for YieldUP occur will result in the loss by YieldUP of the right to repurchase a license for a portion of its intellectual property that it granted to FSI. See "Material Contracts Between FSI and YieldUP" for a discussion of this license.

LEGAL MATTERS

     Consummation of the merger is conditioned upon, among other things, the absence of any judicial, governmental, regulatory, or administrative order preventing or making illegal the consummation of the merger. In addition, consummation of the merger is conditioned upon receipt of all consents, authorizations, orders, and approvals of any governmental authority, without material conditions, that are required in connection with the consummation of the merger and related transactions, the failure of which to obtain would prevent the consummation of the merger or would reasonably be expected to materially and adversely affect the proposed benefits of the merger to FSI. FSI and YieldUP believe that any required regulatory approvals have been obtained or are likely to be secured without the imposition of any such conditions.

CONDUCT OF BUSINESS BEFORE THE MERGER

     The reorganization agreement provides that, before the effective time of the merger, YieldUP will conduct its business only in the ordinary course of business and consistent with prior practice. The agreement also generally provides for restrictions with respect to YieldUP on, among other things, the amendment of any stock option agreement, entering into or amending material contracts and other commitments, transferring or granting certain rights in its intellectual property, declaring dividends or other distributions, amending its charter or bylaws, acquiring or disposing of any business, incurring certain indebtedness, and modifying any employee benefit plan.

NO SOLICITATION OF ACQUISITION TRANSACTIONS

     YieldUP has agreed not to initiate, solicit, negotiate, or encourage proposals or offers, or provide any confidential information relating to any acquisition of all or any substantial portion of the business or properties of YieldUP. However, YieldUP may supply information to third parties and cooperate or assist or engage in discussions or negotiations with third parties relating to such an acquisition transaction, or modify or withdraw its recommendation of the merger, but only if the YieldUP board:

     - determines in good faith, upon the advice of counsel, that the failure to provide such confidential information and access could reasonably be expected to constitute a breach of its fiduciary duty to YieldUP stockholders under Delaware law;

     - believes in good faith, after consultation with Needham, that the third-party offer is bona fide and more favorable, from a financial point of view, to YieldUP stockholders than the merger; and

     -  receives an executed confidentiality agreement from the third party.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the YieldUP board with respect to the merger, you should be aware that certain directors and officers of YieldUP have interests in the merger that are in addition to the interests of other YieldUP stockholders.

     Raj Mohindra, President and Chief Executive Officer of YieldUP, and Suraj Puri, Vice President and Chief Technical Officer, have each agreed, in their capacity as holders of YieldUP common stock and Class A common stock, that they will vote their shares in favor of the merger Agreement at the special meeting. Together, Messrs. Mohindra and Puri represent 44% of the voting power of all outstanding shares of YieldUP capital stock.

     Along with David Wong, currently Director of Process Technology of YieldUP, Messrs. Mohindra and Puri have agreed to enter into employment agreements with the surviving corporation upon the consummation of the merger. Each of the employment agreements is for a two-year term. Mr. Mohindra will be employed by the surviving corporation as Vice President and General Manager. Mr. Puri will be employed as Chief Technologist, and Mr. Wong will be employed as Process Manager.

     The employment agreements will be subject to early termination upon death, disability, or termination of employment for cause. The annual salaries payable under the employment agreements will be $180,000 for Mr. Mohindra, $130,000 for Mr. Puri, and $100,000 for Mr. Wong. Under the employment agreements, if the surviving corporation terminates the employee's employment for any reason other than for cause, the employee would continue to receive his base salary during the term of the agreement. In addition, under a Management Agreement to be entered into between Mr. Mohindra and FSI, Mr. Mohindra will be entitled to compensation, including one year's salary and incentive compensation, upon his termination of employment following certain changes in control of FSI.

     The employment agreements also provide for participation in FSI's bonus programs and for non-monetary benefits. The surviving corporation has agreed to fund a split-dollar life insurance policy for Mr. Mohindra on terms substantially similar to those provided by YieldUP. Messrs. Mohindra, Puri, and Wong will also receive incentive stock options to purchase shares of FSI common stock under FSI's 1997 Omnibus Stock Plan. The aggregate number of options for the above-named individuals will total 120,000 shares. FSI will issue the options for each recipient in three separate grants. FSI will grant each recipient one-half of the options with an exercise price equal to the fair market value of FSI common stock on the grant date, vesting over a period of three years from the first anniversary of that date. The remaining stock options for each recipient will be equally divided between one option exercisable at 125% of fair market value, vesting over three years from the second anniversary of the grant date, and another option exercisable at 150% of fair market value, vesting over three years from the third anniversary of the grant date.

     YieldUP's bylaws provide for indemnification and advancement of expenses to directors, officers, employees, and agents of YieldUP. In addition, in the case of present and former officers and directors who are parties to the indemnification agreements disclosed to FSI, YieldUP has agreed to indemnify each such director or officer against all losses, costs, damages, and expenses incurred in connection with his or her service to YieldUP, and to provide for advancement of expenses. In the merger, the surviving corporation will assume YieldUP's obligations under those indemnification agreements. FSI has also agreed to maintain directors' and officers' liability insurance coverage for the current and former directors and officers of YieldUP for a period of six years after the effective time of the merger to the extent that the annual premium payable by FSI for such coverage does not exceed 150% of the last annual premium paid by YieldUP.

     In addition to the foregoing benefits, each director or officer of YieldUP who is a participant in YieldUP's employee benefit plans and stock option plans will be entitled to the benefits described under the caption "The
Merger--Employee Benefit Plans and Stock Options."

     The YieldUP board, recognizing the sacrifices that Mr. Bhushan would be asked to make to complete any potential transaction with FSI, the critical requirement for Mr. Bhushan's knowledge and participation in the process leading up to an acquisition, the near certainty that his services would not be required following an acquisition of YieldUP, and the benefit to stockholders that would be obtained from such a transaction, unanimously approved, with Mr. Bhushan being absent and not voting, a cash incentive payment to Mr. Bhushan of $50,000, to be paid upon closing of a transaction involving the sale of YieldUP under the terms of an agreement approved by the YieldUP board.

     The YieldUP board of directors was informed of the interests described in this section before approving the reorganization agreement and the merger.

FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the material federal income tax considerations of the merger that are generally relevant to holders of YieldUP common stock and Class A common stock, to FSI, to FSI's merger subsidiary, and to YieldUP. This discussion assumes that holders of YieldUP common stock and Class A common stock hold those shares as capital assets. This discussion is based on the current provisions of the Internal Revenue Code of 1986, existing and proposed Treasury Regulations under the Internal Revenue Code, and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described below.

     YieldUP stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to all stockholders in light of their particular circumstances, such as stockholders who are dealers in securities or who are subject to special treatment under the Internal Revenue Code, such as insurance companies, tax-exempt organizations, financial institutions, nonresident alien individuals, or foreign entities. Others with special considerations include those who are subject to the alternative-minimum-tax provisions of the Internal Revenue Code, who do not hold YieldUP stock as capital assets, who acquired their shares in connection with stock option plans or in other compensatory transactions, or who hold shares in a hedging transaction or as part of a straddle or conversion transaction. In addition, the following discussion does not address the tax consequences of the merger under foreign, state, or local tax laws or the tax consequences of transactions effectuated before or after, or concurrently with, the merger, including any transactions in which shares of YieldUP capital stock are acquired or shares of FSI common stock are disposed of. Nor does this discussion address the tax consequences to the holders of options or warrants to purchase YieldUP Stock assumed by FSI in the merger.

     ACCORDINGLY, YIELDUP STOCKHOLDERS AND OPTION AND WARRANT HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES.

     Following is a description of the opinions of Gray Cary Ware & Freidenrich LLP, counsel to YieldUP, and Faegre & Benson LLP, counsel to FSI, regarding the material federal income tax consequences of the merger that are generally applicable to holders of YieldUP stock. As discussed below, it is a condition to the consummation of the merger that these firms render tax opinions to their respective clients that the merger will be a "reorganization" for federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code. This means that, subject to the limitations and qualifications described in this section, YieldUP stockholders would generally not recognize gain or loss on the receipt of shares of FSI common stock in the merger and that the following federal income tax consequences will also result from the merger:

     - The holders of YieldUP stock will recognize gain, but not loss, equal to the lesser of (1) the gain realized, or (2) the cash portion of the consideration received in the merger. The gain realized equals the fair market value of the total consideration received in the merger minus the adjusted tax basis of the holder's YieldUP stock exchanged in the merger.

     - Gain recognized by a holder of YieldUP stock will qualify for sale or exchange treatment under Section 356(a)(2) of the Internal Revenue Code, resulting in capital gain, if the YieldUP stock is a capital asset in the hands of the holder.

     - The tax basis of the FSI common stock to be received by the holders of YieldUP stock will be equal to the basis of the YieldUP stock to be surrendered in the merger decreased by the cash received in the merger and increased by the amount of gain recognized as a result of the merger.

     - The holding period of the FSI common stock received by each YieldUP stockholder will include the period for which the YieldUP stock surrendered in exchange for the FSI common stock was considered to be held, if the YieldUP stock so surrendered is held as a capital asset at the effective time.

     - Cash payments received by YieldUP stockholders in lieu of fractional shares of FSI common stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by FSI. A stockholder receiving cash in lieu of fractional shares will generally recognize capital gain or loss, measured by the difference, if any, between the amount of cash received and the holder's basis in the fractional share interest, if the fractional share interest is a capital asset in the hands of the stockholder, and if the payment is not essentially equivalent to a dividend, within the meaning of Section 302 of the Internal Revenue Code.

     - If the shares were held as capital assets at the effective time of the merger, a YieldUP stockholder who exercises dissenters' rights and receives a cash payment for those shares generally should recognize capital gain or loss measured by the difference between the stockholder's basis in the shares and the amount of cash received. This treatment will not apply, however, if the payment is deemed to be "essentially equivalent to a dividend" within the meaning of Section 356(a)(2) of the Internal Revenue Code, after giving effect to the constructive-ownership rules of the Code (a "Dividend Equivalent Transaction"). A sale of shares under an exercise of dissenters' rights generally will not be a Dividend Equivalent Transaction if, as a result of the exercise, the stockholder exercising the dissenters' right owns no shares of capital stock of FSI, either actually or constructively, immediately after the merger.

     - Certain noncorporate holders of YieldUP stock may be subject to backup withholding at a 31% rate on cash payments received in exchange for YieldUP stock, including any amount received in lieu of fractional shares, or received by a noncorporate holder who exercises his or her dissenters' rights. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number and certifies under penalties of perjury that he or she is not subject to backup withholding on the substitute Form W-9 included in the letter of transmittal to be delivered to holders of YieldUP common stock after the merger, or is otherwise exempt from backup withholding.

     - Gain or loss will generally not be recognized by FSI, FSI's merger subsidiary, or YieldUP as a result of the merger.

     Neither FSI nor YieldUP will request a ruling from the Internal Revenue Service in connection with the merger. The reorganization agreement provides that the obligations of YieldUP and FSI to consummate the merger are subject to the receipt of written opinions from their respective counsel that the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code. The condition regarding the receipt of the tax opinion may be waived by FSI or YieldUP, although neither company has any current intention to waive this condition. The YieldUP board of directors will re-solicit the vote of YieldUP's stockholders if either company waives this condition. YieldUP stockholders should be aware that these tax opinions will not bind the IRS, and that the IRS may assert a contrary position. These tax opinions will be made subject to assumptions and qualifications, including the truth and accuracy of representations made by YieldUP and FSI, including representations in certificates to be delivered to counsel by the respective managements of YieldUP and FSI.

     If the merger failed to qualify as a reorganization under Section 368(a) of the Internal Revenue Code, then YieldUP stockholders would recognize taxable gain or loss with respect to each share of YieldUP common stock and Class A common stock surrendered equal to the difference between the stockholder's basis in the share and the sum of the cash and the fair market value, as of the effective time of the merger, of the FSI common stock received in exchange for the share. In such an event, a stockholder's aggregate basis in the FSI common stock so received would equal its fair market value and the stockholder's holding period for that stock would begin the day after the merger. In addition, YieldUP would be treated as if it made a taxable sale or exchange of its assets.

     Each YieldUP stockholder will be required to retain records and file with the holder's federal income tax return a statement containing facts relating to the merger.

     THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE MERGER. YIELDUP STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS, AND THE EFFECTS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

BUSINESS AND MANAGEMENT AFTER THE MERGER

     FSI intends to operate YieldUP in a manner substantially consistent with its current operations. FSI will carefully review the operations of YieldUP in an attempt to identify opportunities for expense reduction through the use of shared resources with FSI.

     After the merger, Dale A. Courtney, President of FSI's Surface Conditioning Division, will serve as Chief Executive Officer of the surviving corporation. Raj Mohindra, currently Chief Executive Officer of YieldUP, will serve as the surviving corporation's Vice President and General Manager, and Suraj Puri, currently YieldUP's Vice President and Chief Technical Officer, will serve as its Chief Technologist.

     After the merger, the following individuals will comprise the surviving corporation's board of directors: Dale A. Courtney, Luke R. Komarek, and Benno
G. Sand. The current directors and executive officers of FSI will continue in their present capacities after consummation of the merger.

RESALE OF SHARES BY YIELDUP AFFILIATES

     The shares of FSI common stock to be received in the merger will be freely transferable, except for shares of FSI common stock received by persons who are deemed to be "affiliates," as defined in the rules under the Securities Act of 1933, of YieldUP immediately before the effective time of the merger. Shares of FSI common stock received in the merger by persons who are affiliates of YieldUP immediately before the effective time but do not become affiliates of FSI may be sold by them only in accordance with the provisions of Rule 145 under the Securities Act , under an effective registration statement under the Securities Act, or in transactions exempt from registration under the Securities

Act. Before the effective time of the merger, each of YieldUP's affiliates will have entered into agreements with FSI under which each affiliate will agree to comply with Rule 145. In addition, in connection with the voting agreements they executed with FSI, Messrs. Mohindra and Puri have agreed not to sell any shares of FSI common stock that they receive in the merger for 180 days following the effective time of the merger.

                               DISSENTERS' RIGHTS

     You have the right to have your YieldUP stock appraised by the Delaware Court of Chancery and to receive the appraisal value of your YieldUP stock instead of the cash and FSI stock you would receive in the merger. You must strictly comply with Section 262 of the Delaware General Corporation Law in order to have this right. The statutory right of appraisal granted by Section 262 requires strict compliance with the procedures set forth in Section 262. Failure to follow any of those procedures may result in a termination or waiver of appraisal rights under Section 262. The full text of Section 262 is attached to this proxy statement/prospectus as Exhibit C.

     A holder of YieldUP common stock electing to exercise appraisal rights under Section 262 must:

     - deliver a written demand for appraisal to YieldUP before the vote on the approval of the reorganization agreement and the merger;

     - continue to hold the shares until after the effective time of the merger;

     -  not vote in favor of the merger;

     -  not exchange their shares;

     -  file a petition with the Delaware Court of Chancery; and

     -  strictly comply with Section 262.

     YieldUP stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to follow any of the Section 262 requirements will cause the stockholder's right to an appraisal to cease.

     YieldUP stockholders considering seeking appraisal should be aware that the fair value of their shares of YieldUP common stock determined under Section 262 could be more, the same, or less than the value of the consideration to be received under to the reorganization agreement.

     In view of the complexity of these provisions of Delaware law, any stockholder of YieldUP who is considering exercising appraisal rights should consult his or her legal adviser.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
            AS OF AND FOR THE NINE MONTHS ENDED MAY 29, 1999 AND FOR
                     THE FISCAL YEAR ENDED AUGUST 29, 1998

 FSI INTERNATIONAL, INC. AND SUBSIDIARIES AND YIELDUP INTERNATIONAL CORPORATION

     The following unaudited pro forma combined financial information presents the pro forma effect of the divestiture of FSI's Chemical Management Division and the proposed acquisition of YieldUP by FSI on FSI's historical financial position and results of operations using the purchase method of accounting. YieldUP's fiscal year ends December 31. In presenting the combination on a pro forma basis, YieldUP's statement of operations for the year ended September 30, 1998 was combined with FSI's statement of operations for the year ended August 29, 1998. The pro forma statements of operations for the nine months ended May 29, 1999 and the balance sheet as of May 29, 1999 of FSI have been combined with YieldUP's statement of operations for the nine months ended June 30, 1999 and the balance sheet as of June 30, 1999. The pro forma combined financial information should be read in conjunction with the historical financial information of FSI and YieldUP appearing elsewhere or incorporated by reference into this proxy statement/prospectus. The pro forma combined financial information has been prepared and included as required by the rules and regulations of the SEC and does not purport to be indicative of the results that actually would have been obtained if the acquisition or the divestiture had been effected on the dates indicated or of the results that may be obtained in the future.

                    FSI INTERNATIONAL, INC. AND SUBSIDIARIES
                     AND YIELDUP INTERNATIONAL CORPORATION

                              UNAUDITED PRO FORMA
                             COMBINED BALANCE SHEET

                                                      YIELDUP
                                                   INTERNATIONAL      PRO FORMA             PRO FORMA
                                     FSI            CORPORATION      ADJUSTMENTS             COMBINED
                             INTERNATIONAL, INC.     JUNE 30,      FOR ACQUISITION           MAY 29,
                                MAY 29, 1999           1999        AND DIVESTITURE             1999
                             -------------------   -------------   ---------------         ------------
CURRENT ASSETS:
  Cash, cash equivalents
    and marketable
    securities............      $ 79,778,165        $   564,019     $ (6,653,000)    (c)   $ 73,689,184
  Trade accounts
    receivable, net.......        23,611,534          1,878,224                              25,489,758
  Trade accounts
    receivable from
    affiliates............         4,528,488                 --                               4,528,488
  Inventories.............        36,232,266          2,269,279          182,000     (b)     38,683,545
  Deferred Income tax
    benefit...............        10,101,953                 --                              10,101,953
  Other current assets....         5,105,116             72,768                               5,177,884
  Net assets of
    discontinued
    operations............        13,104,433                 --      (13,104,433)    (k)             --
                                ------------        -----------                            ------------
TOTAL CURRENT ASSETS......       172,461,955          4,784,290                             157,670,812
Property, plant and
  equipment, net..........        64,336,608          1,412,418                              65,749,026
Intangibles...............                --                 --       18,786,347     (a)     18,786,347
Investments in
  affiliates..............        13,615,129                 --                              13,615,129
Deposits and other
  assets..................         4,382,518            228,435       (2,825,000)    (l)      1,785,953
                                ------------        -----------                            ------------
                                 254,796,210          6,425,143                             257,607,267
                                ============        ===========                            ============
CURRENT LIABILITIES:
  Current maturities of
    long-term debt........            59,696          1,056,778                               1,116,474
  Trade accounts
    payable...............        18,891,291            852,800                              19,744,091
  Accrued expenses........        18,375,713            516,566                              18,892,279
  Customer deposits.......           834,789                 --                                 834,789
  Deferred revenue........         3,439,156          2,825,000       (2,825,000)    (l)      3,439,156
                                ------------        -----------                            ------------
TOTAL CURRENT
  LIABILITIES.............        41,600,645          5,251,144                              44,026,789
                                ------------        -----------                            ------------
Long-term debt, less
  current maturities......        42,015,060             58,346                              42,073,406
Deferred income taxes.....                --                 --        1,130,000     (i)      1,130,000
STOCKHOLDERS' EQUITY:
  Other stockholders'
    equity................       164,967,661         23,904,800      (23,904,800)    (d)    184,328,661
                                                                       2,688,000     (h)
                                                                      16,673,000     (d)
  Retained earnings
    (deficit).............         7,509,882        (22,789,147)      22,789,147     (d)    (12,654,551)
                                                                      (7,060,000)    (g)
                                                                     (13,104,433)    (k)
Cumulative translation
  adjustment..............        (1,297,038)                --                              (1,297,038)
                                ------------        -----------                            ------------
TOTAL STOCKHOLDERS'
  EQUITY..................       171,180,505          1,115,653                             170,377,072
                                ------------        -----------                            ------------
                                $254,796,210        $ 6,425,143                            $257,607,267
                                ============        ===========                            ============

                    FSI INTERNATIONAL, INC. AND SUBSIDIARIES
                     AND YIELDUP INTERNATIONAL CORPORATION

                              UNAUDITED PRO FORMA
                        COMBINED STATEMENT OF OPERATIONS

                                                            YIELDUP
                                           FSI           INTERNATIONAL                            PRO FORMA
                                   INTERNATIONAL, INC.    CORPORATION       PRO FORMA              COMBINED
                                       YEAR ENDED         YEAR ENDED       ADJUSTMENTS            YEAR ENDED
                                       AUGUST 29,        SEPTEMBER 30,   FOR ACQUISITION          AUGUST 29,
                                          1998               1998        AND DIVESTITURE             1998
                                   -------------------   -------------   ---------------         ------------
SALES............................     $161,695,114       $  8,677,766                            $170,372,880
Cost of goods sold...............      109,987,687          9,137,835                             119,125,522
                                      ------------       ------------                            ------------
  Gross profit...................       51,707,427           (460,069)                             51,247,358
Selling, general and
  administrative expenses........       52,102,864          5,421,441        3,474,000      (e)    60,998,305
Research and development
  expenses.......................       36,102,507          2,922,674                              39,025,181
                                      ------------       ------------                            ------------
  Operating (loss) income........      (36,497,944)        (8,804,184)                            (48,776,128)
Interest expense.................       (3,189,390)           (89,447)                             (3,278,837)
Interest income..................        4,774,458            259,096         (361,000)     (f)     4,672,554
Investment write-off.............               --         (2,000,000)                             (2,000,000)
Other expense, net...............         (412,439)                --                                (412,439)
                                      ------------       ------------                            ------------
  Loss before income taxes.......      (35,325,315)       (10,634,535)                            (49,794,850)
Income tax (benefit) expense.....      (13,986,713)                --                             (13,986,713)
                                      ------------       ------------                            ------------
  Loss before equity in earnings
    of affiliates................      (21,338,602)       (10,634,535)                            (35,808,137)
Equity in earnings of
  affiliates.....................          674,274                 --                                 674,274
Accretion on redeemable
  convertible preferred stock....               --         (1,330,962)                             (1,330,962)
                                      ------------       ------------                            ------------
  Net loss from continuing
    operations...................      (20,664,328)       (11,965,497)                            (36,464,825)
  Discontinued operations:
  Loss from operations...........       (1,287,763)                --        1,287,763      (k)            --
                                      ------------       ------------                            ------------
  Net loss.......................     $(21,952,091)      $(11,965,497)                           $(36,464,825)
                                      ============       ============                            ============
Net loss per common share --
  Basic
  Continuing operations..........     $      (0.91)      $      (2.07)                           $      (1.51)
  Discontinued operations........            (0.05)                --                                      --
  Net loss.......................            (0.96)             (2.07)                                  (1.51)
Net loss per common share --
  Diluted
  Continuing operations..........     $      (0.91)      $      (2.07)                           $      (1.51)
  Discontinued operations........            (0.05)                --                                      --
  Net loss.......................            (0.96)             (2.07)                                  (1.51)
Weighted average common shares...       22,801,415          5,771,876       (5,771,876)     (j)    24,095,205
                                                                             1,293,790      (j)
Weighted average common shares
  and potential common shares....       22,801,415          5,771,876       (5,771,876)     (j)    24,095,205
                                                                             1,293,790      (j)

                    FSI INTERNATIONAL, INC. AND SUBSIDIARIES
                     AND YIELDUP INTERNATIONAL CORPORATION

                               UNAUDITED PROFORMA
                        COMBINED STATEMENT OF OPERATIONS

                                                           YIELDUP
                                                        INTERNATIONAL                        PRO FORMA
                                          FSI            CORPORATION                          COMBINED
                                  INTERNATIONAL, INC.    NINE MONTHS       PRO FORMA        NINE MONTHS
                                      NINE MONTHS           ENDED         ADJUSTMENTS          ENDED
                                     ENDED MAY 29,        JUNE 30,      FOR ACQUISITION       MAY 29,
                                         1999               1999        AND DIVESTITURE         1999
                                  -------------------   -------------   ---------------     ------------
SALES..........................      $ 80,836,840        $ 4,174,381                        $ 85,011,221
Cost of goods sold.............        56,965,694          3,342,778                          60,308,472
                                     ------------        -----------                        ------------
  Gross profit.................        23,871,146            831,603                          24,702,749
Selling, general and
  administrative expenses......        26,148,497          2,234,534       2,605,000 (e)      30,988,031
Research and development
  expenses.....................        22,078,711          1,615,899                          23,694,610
                                     ------------        -----------                         ------------
  Operating loss...............       (24,356,062)        (3,018,830)                        (29,979,892)
Interest expense...............        (2,219,426)          (109,083)                         (2,328,509)
Interest income................         3,653,531             7,692         (270,000)(f)       3,454,223
Other expense, net.............           217,189                 --                             217,189
                                     ------------        -----------                        ------------
  Loss before income taxes.....       (22,704,768)        (3,057,221)                        (28,636,989)
Income tax (benefit) expense...         6,608,850                 --                           6,608,850
                                     ------------        -----------                        ------------
Loss before equity in earnings
  of affiliates................       (29,313,618)        (3,057,221)                        (35,245,839)
Equity in earnings of
  affiliates...................        (1,956,827)                --                          (1,956,827)
                                     ------------        -----------                        ------------
  Net loss from continuing
    operations.................       (31,270,445)        (3,057,221)                        (37,202,666)
  Discounted operations:
  Loss from operations.........        (3,769,040)                --       3,769,040 (k)              --
                                     ------------        -----------                        ------------
    Net loss...................      $(35,039,485)       $(3,057,221)                       $(37,202,666)
                                     ============        ===========                        ============
    Net loss per common share
      -- Basic
    Continuing operations......            $(1.35)            $(0.39)                       $      (1.52)
    Discontinued operations....             (0.16)                --                                  --
    Net loss...................             (1.51)             (0.39)                              (1.52)
    Net loss per common share
      -- Diluted
    Continuing operations......            $(1.35)            $(0.39)                       $      (1.52)
    Discontinued operations....             (0.16)                --                                  --
    Net loss...................             (1.51)             (0.39)                              (1.52)
    Weighted average common
      shares...................        23,156,150          7,870,927      (7,870,927)(j)      24,449,940
                                                                           1,293,790 (j)
    Weighted average common
      shares and potential
      common shares............        23,156,150          7,870,927      (7,870,927)(j)     24,449,940
                                                                           1,293,790 (j)

                          NOTES TO UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS
                    FSI INTERNATIONAL, INC. AND SUBSIDIARIES

            AS OF AND FOR THE NINE MONTHS ENDED MAY 29, 1999 AND FOR
                     THE FISCAL YEAR ENDED AUGUST 29, 1998

     The unaudited pro forma condensed combined financial statements reflect the divestiture of FSI's Chemical Management Division as discontinued operations. On June 9, 1999, FSI entered into an agreement to sell the Chemical Management Division to the BOC Group, Inc. for approximately $38 million (subject to an adjustment for the change in net working capital from April 3, 1999 through closing). The transaction closed on July 31, 1999.

     FSI is anticipating a pre-tax gain of approximately $25.0 million with related taxes of $9.5 million. The pro forma financial statements do not reflect the anticipated gain or cash proceeds from this transaction. See "FSI Recent Developments" for discussion of the divestiture.

     The unaudited pro forma condensed combined financial statements give effect to the following pro forma adjustments relating to the proposed acquisition of
YieldUP:

     (a) To reflect the excess of acquisition cost over the fair value of net assets acquired. The purchase price, purchase-price allocation, and financing of the transaction are summarized as follows:

         Purchase price paid:
         Cash......................................                  $ 6,038,000
         Common stock..............................                   16,673,000
         Costs associated with transaction.........                      615,000
         Value of FSI options issued in
           substitution of YieldUP's options and
           impact of warrants......................                    2,688,000
                                                                     -----------
         Total purchase consideration..............                  $26,014,000
         Allocated to:
         In-process research and development
           write-off...............................                  $ 7,060,000
         Historical book value of YieldUP's assets
           and liabilities.........................    $1,115,653
         Adjustments to step up assets and
           liabilities to fair value:
           Inventory...............................       182,000      1,297,653
                                                       ----------
         Deferred tax liability....................                   (1,130,000)
         Excess purchase price over allocation to
           identifiable assets and liabilities:
           Developed technology....................     4,680,000
           Assembled workforce.....................       770,000
           Patent portfolio........................     4,920,000
           Customer relations......................       180,000
           Non-compete agreements..................        90,000
           Goodwill................................     8,146,347     18,786,347
                                                       ----------    -----------
         Total allocation..........................                  $26,014,000
                                                                     ===========

         It is estimated that 1,293,790 shares of FSI stock and 228,317 of FSI options will be issued to consummate the transaction based on the
         0.1567 conversion ratio. The fair value of the stock was determined as the average of the closing price of FSI's common stock for the 5 days before, the 5 days after, and the date of the reorganization agreement, January 21, 1999.

         The valuation of intangible assets was determined as follows:

           Developed Technology

         Developed product technology represents proprietary know-how that is technologically feasible as of the valuation date of April 30, 1999. The developed technology was valued by discounting forecasted cash flow directly related to each existing product technology. This included cash flows resulting from both the sale of the current product and from an imputed royalty rate on the sale of next generation products that are expected to primarily leverage technologies, which were in-process as of the valuation date.

         Returns of and on the estimated fair value of the tangible and intangible contributory assets were deducted from the cash flow model to arrive at an estimate of the cash flow generated by the technology being analyzed. These contributory assets include the assembled workforce and trademark assets previously valued.

         To assess the value of the developed technology assets, a discount rate of 15% was applied to the forecasted cash flows of each developed technology product. To assess the value of the core technology asset, a discount rate of 20% was applied to the forecasted cash flows of the royalties to the core technology. The discount rate for core technology is higher than the rate for developed technology products because the value of the core technology is dependent on the ability of the high-risk in-process technology product to generate forecasted revenue.

           Assembled Workforce

         As of the April 30, 1999 valuation date, YieldUP possessed a skilled assembled workforce of 54 employees. YieldUP's workforce is highly skilled and a valuable asset from FSI's perspective. FSI valued the trained and assembled YieldUP workforce using the replacement cost approach. This approach determines the price a similar company would pay to replace the workforce on an after-tax basis. The result is equivalent to the premium a purchaser would pay for a company with an assembled workforce in place. FSI management estimated the costs associated with creating an assembled workforce in this industry, as well as an overview of those employees deemed critical to the enterprise.

           Patent Portfolio

         YieldUP has received eight United States patents relating to its products and technologies, and has filed 24 additional U.S. and foreign patent applications. The eight U.S. patents received by YieldUP relate to methods and apparatus for delivering ultra-low particle counts in semiconductor manufacturing, methods for cleaning and drying a semiconductor wafer, and an ultra-low particle semiconductor cleaner. These patents were issued from 1996 through 1998.

         On January 21, 1999, YieldUP and FSI signed a license agreement to allow FSI to use all patented and patent-pending technology in connection with FSI's semiconductor cleaning, rinsing, and drying products. In return, FSI would pay a royalty to YieldUP for the use of the patented technology.

         It was assumed that all existing and in-process technology products would be subject to the patent royalty throughout their product lives. As discussed, the value of a patent can be estimated using an income approach commonly referred to as a relief-from-royalty method. This approach estimates the future, after-tax royalties avoided by the subject company's ownership of the patented technology, and discounts them to a present value at an appropriate discount rate, thereby arriving at an estimate of its fair value.

           Customer Relations

         YieldUP possesses established customer relationships with several large companies who had previously purchased YieldUP's cleaning, rinsing, and drying products. These relationships have value because some of these existing customers may choose to make follow-up purchases for their wafer fabrication facilities to compliment their existing equipment. YieldUP's sales channel has material value in the context of YieldUP's business model of selling evaluation versions of its products to gain customer acceptance and is viewed by FSI as a valuable asset. It was estimated that the absence of YieldUP's sales channel/customer relationships would be expected to negatively impact revenues through the end of 2001. The difference represents the incremental revenue that is attributable to having the existing customer relationships in place.

         From this incremental revenue forecast, variable expenses were deducted, as well as variable cash flow adjustments that would be expected in the event of such a decline in revenues. Net cash flow was then discounted to a present value at an appropriate rate of return in order to estimate the fair value of YieldUP's sales channel.

         Customer relationships were also valued using the replacement-cost approach. This approach determines the price a similar company would pay to develop the customer relationships on an after-tax basis. The result is equivalent to the premium a purchaser would pay for a company with customer relationships in place.

           Non-Compete Agreements

         Under the reorganization agreement, three key YieldUP employees will sign employment agreements with the surviving corporation in the merger. Since these employment agreements will be on an "at will" basis, with no penalties to the employee for leaving his employment, no value was separately assigned to these employment agreements. Within these three employment agreements are non-compete agreements that preclude these individuals from competing with FSI for a period of two years following termination of their employment.

         It was estimated that potential competition from the three key employees would be expected to negatively impact revenues through the end of 2000. The difference represents the incremental revenue that is attributable to having the non-competition agreements in place.

         From this incremental revenue forecast, variable expenses were deducted, as well as variable cash flow adjustments that would be expected in the event of such a decline in revenues. Net cash flow was then discounted to a present value at an appropriate rate of return in order to estimate the fair value of the non-competition agreements.

     (b) To reflect the step-up in inventory values to fair value based on estimated selling prices of finished goods and demonstration inventory.

     (c) To reflect the cash portion of the purchase price including cash paid to YieldUP stockholders and FSI's costs associated with the merger.

     (d) To reflect the elimination of the stockholders' equity accounts of YieldUP and to reflect the issuance of FSI common stock as partial consideration for the merger.

     (e) Represents the amortization of goodwill and other intangibles related to the acquisition of YieldUP over periods ranging from two to nine years, reflecting an estimate of the useful life of the intangibles.

     (f) Represents the reduction in interest income earned by FSI for the nine months ended May 29, 1999 and the fiscal year ended August 29, 1998 on cash in the amount of the consideration paid for the acquisition of YieldUP that would not have been earned had the acquisition been consummated as of the beginning of the period.

     (g) As part of the merger, FSI will be acquiring projects under development, including the YieldUP 8000 series. The YieldUP 8000 series is based on a technology that integrates multiple gas-based cleaning technologies, while also providing for the use of existing liquid based technologies. In addition, the YieldUP 8000 is being designed from the ground up as a modular, multi-tank-cleaning solution designed to replace conventional wet benches. The YieldUP 8000 series will debut with the YieldUP 8300, a three-tank cleaning, rinsing, and drying system. The 8300 is designed to be modifiable, with the addition or removal of cleaning tank modules, to form other models including the 8100 (1 tank), 8200 (2 tanks), and 8400 (4 tanks). These other models in the 8000 series will be introduced over time, based on market demand and product mix.

     The 8000 series is designed to integrate multiple gas-based cleaning technologies including ammonia, HF, and/or HCI, as well as traditional liquid-based cleaning technologies. Semiconductor manufacturers can customize their cleaning process with their choice of various chemicals in their gaseous or liquid forms in order to provide a total cleaning solution that works best for their specific substrate. One advantage of gas-based cleaning is that it requires very dilute chemistries to be effective, where concentrations of parts per billion are sufficient. Dilute chemical concentrations result in a lower cost of ownership for the customers and reduce environmental contamination by these hazardous chemicals. Another advantage is that gas is inherently less subject to particles and other impurities than liquids and therefore cleaning will cause less wafer contamination. This makes it essential for use in new smaller geometries of 0.25 micron and below.

     The modularity of the 8000 series will allow the product to be placed in various compact configurations within a cleanroom. The use of tanks for multiple purposes, that is cleaning, rinsing, and drying, makes it possible to achieve much smaller footprints than conventional wet benches. The compact and modular nature of the product will also lower the cost of ownership by reducing the required amount of cleanroom space, which can cost thousands of dollars per square meter.

     The 8000 series also enables the use of new and revolutionary ammonia and IPA charging drying technologies. This gas-based drying technology carries many of the advantages of gas-based cleaning, including reduced wafer contamination, reduced environmental contamination, and the use of very dilute chemistries, resulting in a lower cost of ownership. This revolutionary drying technology also makes it possible to effectively rinse and dry very large substrates in short periods of time, increasing wafer throughput.

     YieldUP initiated development of the 8000 series in the fourth quarter of 1997. YieldUP has spent approximately 3.0 man-years of effort to date in the development of the 8000 series. YieldUP believes that it requires an additional
0.6 man-years of effort to get the 8000 series to technological feasibility. YieldUP's 8300 is expected to reach a beta version in the fourth quarter of 1999, at which point the product will be sold as an evaluation version to be modified as necessary. YieldUP expects to spend another $1.2 million by the end of third quarter 1999 to complete the technology.

     In-process research and development was valued by discounting forecasted cash flow directly related to the products expecting to result from the subject research and development In each instance where a developed, core technology is expected to be leveraged, a charge for core technology was deducted from the forecast to provide a fair return on the leveraged technology. The assumed charge for core technology is 2% of revenues on an after-tax basis.

     The charge for core technology is deducted from the in-process product forecasts in addition to the royalty rate for patented and patent-pending technology. The basis for the charge for core technology is to provide a fair return on any leveraged, but non-patentable technology, including trade secrets, know-how, and other proprietary technology.

     Returns of and on the estimated fair value of the tangible and intangible contributory assets were deducted from the cash flow model to arrive at an estimate of the cash flow generated by the technology being analyzed. These contributory assets include the assembled workforce and trademark assets previously valued.

     To estimate the fair value of the in-process research and development assets, a discount rate of 23% was employed, developed by analyzing the project and market risks associated with the research and development effort, both in terms of costs invested as of the valuation date relative to completion costs and technical achievements. This discount rate represents a significant premium above the discount rate utilized in the valuation of existing product technology to account for the additional risks associated with in-process product technologies.

     FSI developed a calculation of the value of in-process research and development assets that excludes cash flows attributable to remaining development efforts required to develop the acquired incomplete technology into commercially viable products. The

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

calculation of excluded cash flow was determined by evaluating the costs, development time, and technological complexity required to develop the in-process technology into commercially viable products. Based upon FSI management's estimate that the in-process technology is 67% complete, it is their opinion that the value of the in-process research and development assets as of the valuation date is reasonably estimated at $7.l million.

     The 8000 series represents a high-risk in-process technology asset since the 8000 series is based on an entirely new platform than YieldUP's current products. Certain technology developed by YieldUP for the 8000 series is revolutionary as the 8000 series represents YieldUP's first product to integrate both multiple gas-based cleaning technologies and gas-based drying technology within a modular configuration design with a low cost of ownership. Some of this technical risk is moderated by the project's late stage of development.

     Market research indicates that there will be significant demand for a fully integrated wafer cleaning solution, such as the 8000 series. However, YieldUP is a new entrant in the wet bench market and may face significant competition from more established players.

     Therefore, an unusual charge of $7.1 million will be reflected in the income statement of FSI in the reporting period in which the consummation of the merger occurs due to the immediate write-off of in-process research and development. At the effective date, it is expected that technological feasibility of the acquired technology will not have been established and that the technology has no alternative uses. (Note: On February 24, 1999, the FASB voted to amend FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method and Statement of Financial Accounting Standards No. 2, Accounting for Research and Development Costs, to require that acquired intangibles related to research and development activities be recognized as assets and amortized to expense over their estimated useful lives. It is not clear what the effective date of transition rules will be. Accordingly, the impact, if any, on the pro forma combined financial statements cannot be determined.)

     (h) To record the value of the FSI options issued in substitution of YieldUP options and the impact of warrants as part of the purchase price. The fair value of the stock options and the impact of the warrants was determined at the acquisition date using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield...............................   0.0%
Annualized stock price volatility.....................   58.9%
Risk free interest rate...............................   5.1%
Expected life (years).................................   5.5 (options)
Expected life (years).................................   1.8 (warrants)

     The Black-Scholes option valuation model represents only an estimate of the fair value of FSI's options because the model was developed for use in estimating the fair value of traded options that, unlike FSI's options, have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the annualized stock price volatility.

     (i) FSI did not record all of the deferred tax assets associated with the losses of YieldUP due to the limitations on the timing of the utilization of the losses and the timing and attributes of FSI's future taxable income.

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

     (j) Basic pro forma net income per common share was computed by dividing pro forma net income by the pro forma combined weighted average number of shares of common stock outstanding during the period. Diluted pro forma net income per common share was calculated using the treasury stock method to compute the weighted average common stock outstanding assuming the conversion of dilutive potential common shares. The effect of stock options was not included in the calculation of dilutive income per share because their inclusion would have been anti-dilutive. The pro forma adjustment for combined weighted average number of common shares was based upon the number of common shares of YieldUP outstanding multiplied by the exchange ratio of .1567.

     (k) To reflect the impact of the divestiture of FSI's Chemical Management Division.

     (l) To eliminate FSI's license fee asset and YieldUP's deferred revenue related to a pre-paid license fee paid by FSI to YieldUP.

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

                          FORWARD-LOOKING INFORMATION

     This proxy statement/prospectus contains forward-looking information including information provided in "Risk Factors," "Unaudited Pro Forma Combined Selected Financial Data," "Comparative Unaudited Per Share Data," "Unaudited Pro Forma Combined Financial Statements" and "FSI Recent Developments -- Outlook." The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. Forward-looking information is indicated by the use of such words as "expects," "believes," "should," "could," "intends," "estimates," and "may," or other comparable terminology. FSI and YieldUP identify the following important factors that could cause FSI's and YieldUP's actual results to differ materially from any such results that might be projected by FSI or YieldUP in forward-looking information. All of these factors are difficult to predict, and many are beyond the control of FSI and YieldUP. Accordingly, although FSI and YieldUP believe that the assumptions underlying the forward-looking information are reasonable, there can be no assurances that such assumptions will approximate actual experience.

     The important factors include the following:

     - general economic conditions, changes in interest rates, and the performance of stock markets;

     -  industry consolidation and increased competition;

     -  retention of key YieldUP customers, including OEM customers;

     -  expansion of YieldUP's product acceptance;

     -  development of new applications and processes;

     -  introduction of new products;

     -  retention and attraction of key technical personnel;

     -  the outcome of litigation pending against YieldUP;

     - the combined company's ability to control costs and realize estimated cost savings; and

     - the integration of FSI and YieldUP's products, sales, and operations in a timely and cost-effective manner.

     You should also consider other risks and uncertainties discussed in documents filed by FSI and YieldUP with the SEC and incorporated by reference into this proxy statement/prospectus. Neither FSI nor YieldUP has any obligation to update forward-looking information.

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

                                BUSINESS OF FSI

     FSI designs, develops, manufactures, markets, and supports microlithography and surface conditioning equipment used in the fabrication of microelectronics, such as advanced semiconductor devices and thin film heads, which are devices that read from and write information to computers' hard disks. FSI operates two divisions, the Microlithography Division and the Surface Conditioning Division.

     FSI's Surface Conditioning Division sells products, processes, and services using wet, vapor, and ultra-cold gas techniques to prepare the surfaces of silicon wafers for subsequent processing. The Microlithography Division supplies photoresist processing equipment and services for the semiconductor and thin film head markets.

     On April 4, 1996, FSI acquired Semiconductor Systems, Inc. ("SSI"), a supplier of photoresist processing equipment and support. Principal SSI products include the ORBITRAK(R) and the SCORPIO(TM)microlithography clusters. SSI's operations are headquartered in Fremont, California.

     FSI markets its products directly in North America and primarily through a network of affiliated distributors in Europe, the Asia-Pacific region, and Japan. Through these affiliated international distributors FSI endeavors to provide timely and efficient worldwide customer service and support.

                            FSI RECENT DEVELOPMENTS

     CHEMICAL MANAGEMENT DIVISION DIVESTITURE. On June 9, 1999, FSI agreed to sell its Chemical Management Division to The BOC Group, Inc. for approximately $38 million in cash (subject to adjustment for the change in net working capital from April 3, 1999 through closing). The transaction closed on July 31, 1999. The Chemical Management Division designs and manufactures chemical management systems that generate, blend, and dispense high-purity chemicals, and blend and deliver polishing-chemical mixtures, to points of use in a manufacturing facility, as well as related controls and support products. See FSI's Annual Report on Form 10-K for the fiscal year ended August 29, 1998 for a general discussion of the business and operations of the Chemical Management Division. The Chemical Management Division accounted for approximately $56 million in sales during fiscal 1998 and approximately $24 million for the six months ended February 27, 1999. See "Unaudited Pro Forma Combined Financial Information" for additional information regarding the impact of the sale of the Chemical Management Division on FSI's financial position and results of operations.

     Under the asset purchase agreement, FSI has agreed to either retain or indemnify The BOC Group with respect to specified obligations and liabilities of the Chemical Management Division. These specified obligations and liabilities are detailed in the asset purchase agreement between FSI and The BOC Group, which is included as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

     NOTE PREPAYMENTS. On September 3, 1999, FSI completed the prepayment of $42 million of its senior unsecured notes. The notes consisted of $30 million of 7.15% senior unsecured notes due to mature in 2004 and $12 million of 7.27% senior unsecured notes due to mature in 2006. In addition to the payment of principal and accrued interest, FSI paid the lenders approximately $690,000 in make-whole penalties in connection with the prepayment. At the time of the prepayment, certain lenders had claimed that FSI was

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

in default under certain covenants contained in the note agreements. These claims were waived in connection with the repayment.

     OUTLOOK. FSI does not normally provide detailed information on future financial expectations. However, given the potential changes to FSI's business model, due in part to the YieldUP merger and the Chemical Management Division divestiture, FSI believes that it is appropriate to provide the following information regarding FSI's future operations. This information contains forward-looking statements. These statements involve known and unknown risks or uncertainties that may cause FSI's actual results, performance or achievements to be materially different from any future results expressed or implied by such forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this proxy statement/prospectus. In light of the significant uncertainties inherent in forward-looking financial information of any kind, the inclusion of such information in this document should not be regarded as a representation that the projected results will be achieved. You are cautioned that the following information should not be regarded as fact and should not be relied upon as an accurate representation of future results. See "Forward-Looking Information."

     FSI's fiscal 1999 fourth quarter ended on August 28th. FSI will be going through its year-end procedures and anticipates it will release its annual earnings press release on or about October 12, 1999. Of significance during the 1999 fourth quarter:

     - Sales are expected to be lower than the third quarter of fiscal 1999 due primarily to two thin film head customers requesting changes in system configuration, which resulted in shipment delays; and

     - Orders are expected to be approximately $40 million for the fourth quarter of 1999, which is above the order activity of fiscal 1999 third quarter.

     During the first quarter of fiscal 2000, programs which FSI will be working on include:

     -  Completion of the YieldUP merger, including regulatory filings;

     -  AVALON to SAP data conversion, training, and SAP implementation;

     - New product introductions, including the CALYPSO(TM) spin on dielectric product;

     -  Begin the YieldUP Model 8000 series product characterization;

     -  POLARIS(R) 2500 cost-reduction programs;

     -  Finalize Year 2000 compliance programs; and

     -  Fiscal Year 2000 strategic and financial plan completion.

     The YieldUP merger, when and if consummated, and the Chemical Management Division divestiture are expected to have the following significant financial impacts:

     - FSI currently expects to have a one-time in-process research and development charge relating to the acquisition of YieldUP of approximately $7.1 million depending on the status of YieldUP research and development projects at closing; and

     - Sales levels would decrease as a result of the Chemical Management Division divestiture partially offset by sales from YieldUP.

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

     FSI continues to work on its strategic and financial plan for fiscal 2000 and currently, based on industry forecasts, expects the following financial results for fiscal 2000:

     - Orders are expected to continue to increase, assuming industry conditions continue to improve worldwide;

     - Sales are expected to increase for the remaining two divisions as compared to fiscal 1999, again assuming industry conditions continue to improve;

     - Gross margins are expected to be in the low to mid-30 percent range as FSI expects to continue to experience pricing pressures and the impact from its excess capacity. Successful cost reduction programs could result in further improvements in the second half of fiscal 2000;

     - SG&A expenses are expected to average between $9.0 and $10.0 million per quarter, subject to the successful implementation of SAP, completing Year 2000 compliance programs, and successful cost reduction programs;

     - R&D expenses are expected to average $7.0 to $8.0 million per quarter, as FSI continues to work on 300-mm programs, CALYPSO(TM) spin-on dielectric system, and YieldUP Model 8000 series product introduction;

     - Other income/expense including interest income and expense is expected to increase income as a result of lower interest expense due to the redemption of the unsecured notes offset by lower interest income resulting from lower cash balances;

     - It is expected there will be no tax benefit or expense until FSI can demonstrate quarterly profitability; and

     - Equity in earnings/losses of affiliates is expected to continue to improve throughout the year as industry conditions improve in the Asia-Pacific region.

     Currently, FSI does not expect to return to profitability before the fourth quarter of fiscal 2000. FSI believes, under the future business model, that the current break-even level for FSI is expected to be approximately $45 million of revenues per quarter, assuming a 35% gross profit margin. In addition, based on current expectations, FSI believes that the merger will result in a slight dilution of earnings per share of FSI common stock for fiscal 2000.

                              BUSINESS OF YIELDUP

     YieldUP develops, manufactures, and markets cleaning, rinsing, and drying equipment used during several steps in the manufacturing process for semiconductors. It believes its technology allows more thorough and efficient cleaning, rinsing, and drying than conventional approaches, and that the products based on its technology may enable manufacturers to obtain improvements in the percentage of good product produced, or yield. YieldUP and its customers have tested YieldUP's products against conventional wet benches using spin-rinse dryers and alcohol dryers and found that YieldUP's products produce wafers with fewer particles and fewer water spots. YieldUP's cleaning, rinsing and drying products also reduce the usage of certain environmentally hazardous materials, and occupy less floor space when compared to conventional equipment. YieldUP currently has approximately 120 cleaning, rinsing, and drying systems installed at approximately

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

80 customer sites in the semiconductor, semiconductor equipment, magnetic disk, and flat-panel display industries.

     During the typical four-to-six week process of fabricating integrated circuits ("ICs") on these wafers, semiconductor manufacturers typically clean, rinse, and dry the wafers several times to prepare the wafer for the next IC fabrication step. For example, before and after many steps such as etching and disposition of materials, the manufacturer must thoroughly clean, rinse, and dry the wafers to remove any contaminants or moisture. The likelihood of completing these steps successfully and producing good ICs depends significantly upon the cleanliness of the wafers throughout of all the processing steps. YieldUP's products are designed to reduce wafer particle contamination, stains, surface roughness, and other defects that reduce IC yields, offering a cost-effective, integrated cleaning, rinsing and drying system using patented filtration, rinsing, and drying technology with no mechanical motion and greatly reduced use of environmentally hazardous materials.

     YieldUP is marketing its products for application at several points in the IC fabrication process, and for use in the manufacturing processes of magnetic disks, photo-masks, and flat-panel displays. It believes that there are numerous sites within typical high technology manufacturing facilities where manufacturers could improve processes and reduce defects by replacing or retrofitting existing equipment with its products.

     YieldUP's products include the CleanPoint de-ionized water filtration system, the Omega 1000 Rinsing and Drying System designed to replace the conventional Spin-Rinse Dryers, the Omega 2000 Cleaning, Rinsing and Drying system designed to handle large substrates including 12 inch (300 mm) wafers and flat panels, and the Omega 4000 Cleaning, Rinsing and Drying system that provides integrated hydrofluoric acid cleaning capability.

     For a more extensive discussion of YieldUP's business, you should review YieldUP's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, a copy of which is delivered with, and incorporated by reference in, this proxy statement/prospectus.

                   MATERIAL CONTRACTS BETWEEN FSI AND YIELDUP

     In connection with the transactions contemplated by the reorganization agreement, FSI and YieldUP entered into a License Agreement effective as of January 22, 1999. Under the license agreement, in exchange for the license fees and royalty payments required by the agreement, YieldUP granted FSI a nonexclusive worldwide license to manufacture and market equipment and devices in the microelectronics industry that incorporate YieldUP's technology.

     The license granted to FSI under the license agreement may be repurchased by YieldUP upon termination of the reorganization agreement. If, however, FSI terminates the reorganization agreement due to material breach by YieldUP or if either party terminates the reorganization agreement because either YieldUP's stockholders do not approve the merger or events concerning a third-party acquisition proposal for YieldUP occur, then YieldUP will have no option to repurchase the license.

     FSI filed the license agreement with the SEC as an exhibit to its Current Report on Form 8-K filed January 27, 1999.

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

     On April 20, 1999 FSI and YieldUP amended the license agreement. Under the amendment, FSI agreed to purchase three products from YieldUP and subsequently deposited with YieldUP $1,325,000 as a deposit on the purchase price. The deposit is refundable if either party terminates the reorganization agreement for any reason prior to the delivery of the products. If the reorganization agreement is terminated for any reason and YieldUP has no right to repurchase the license agreement or elects not to, then FSI will keep any products previously delivered to it under the amendment, pay any additional purchase price amount related to those products, and apply any remaining deposit amount to payment of royalties due YieldUP under the license agreement. If YieldUP exercises its right to repurchase the license agreement in connection with a termination of the reorganization agreement, then YieldUP must refund the purchase price deposit and FSI must return the previously delivered YieldUP products.

                        DESCRIPTION OF FSI CAPITAL STOCK

     The following is a summary of the material provisions of FSI's articles of incorporation, bylaws, and rights agreement. Copies of these documents are included as exhibits to the registration statement of which this proxy statement/prospectus is a part. You should refer to those documents for further information.

     FSI's articles of incorporation authorize the issuance of 50 million shares of common stock, of which approximately 23.3 million shares were issued and outstanding as of June 30, 1999, and 10 million shares of preferred stock, none of which have been issued.

COMMON STOCK

     The shares of FSI common stock offered in connection with the merger will be fully paid and nonassessable. Upon any liquidation or dissolution of FSI, the holders of FSI common stock share proportionately in the assets available for distribution after payment of all prior claims, such as those of holders of debt or preferred stock.

     Holders of FSI common stock have no preemptive rights and have one vote for each share held on each matter submitted to a vote of shareholders. Cumulative voting for the election of directors is not permitted. Subject to any prior rights of any preferred stock then outstanding, holders of FSI common stock are entitled to receive proportionately those dividends as may be declared by FSI's board of directors. FSI historically has not paid cash dividends on its common stock, and FSI's board of directors does not anticipate paying cash dividends in the near future.

PREFERRED STOCK

     FSI's board of directors may issue from time to time preferred stock in one or more series. The board is authorized to determine the designation of and number of shares in each series and to fix the rights of the series. Shares of preferred stock may be issued that have one or more of the following characteristics:

     -  disproportionately high voting rights;

     -  class-voting rights;

     -  convertibility into shares of FSI common stock; and

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

     - seniority to FSI common stock for payment of dividends and upon liquidation.

     Although the issuance of preferred stock may have an adverse effect on the rights of holders of common stock, the consent of holders of common stock is not required for any such issuance.

ARTICLES OF INCORPORATION

     FSI's articles of incorporation provide for a classified board of between five and eleven directors, each serving staggered three-year terms. The number of directors may be increased or decreased by the shareholders or increased by the board of directors. Any change in the number of directors, however, must be approved by 75% of the votes entitled to be cast by the holders of all outstanding shares of capital stock of FSI, voting as a single class, unless the change has been approved by a majority of the board of directors. No decrease in the number of directors may shorten the term of an incumbent director. Removal of a director from office, with or without cause, requires the affirmative vote of 75% of the votes entitled to be cast by the holders of all outstanding shares of capital stock of FSI, voting as a single class. Any vacancy on the board that results from an increase in the number of directors may be filled by action of a majority of the board of directors, and any other vacancy occurring in the board of directors may be filled by a majority of the directors.

     No person, other than one nominated by FSI's board of directors, is eligible for election as a director unless a written request that his or her name be placed in nomination is received by FSI's Corporate Secretary from a record shareholder at least 60 days before the date of a shareholders' meeting. In addition, the nominee must give his or her written consent to serve as a director if elected.

     FSI's articles of incorporation provide that "business combinations" with beneficial owners of 10% or more of FSI's voting capital stock ("interested shareholders") require, in addition to any vote required by law, the affirmative vote of 75% of the votes entitled to be cast by the holders of all outstanding shares of voting capital stock of FSI, voting as a single class. Business combinations include the following:

     - any merger, consolidation, or statutory exchange of shares of FSI with an interested shareholder;

     - any disposition to or from an interested shareholder or FSI of any assets of FSI or the interested shareholder, if the assets have a value of at least 10% of the book value of FSI's consolidated assets;

     - the adoption of any plan for the liquidation or dissolution of FSI proposed by or on behalf of an interested shareholder; and

     - any transaction that has the effect of increasing the proportionate share of capital stock of FSI beneficially owned by an interested shareholder.

     The super-majority vote by FSI's shareholders is not required to approve a business combination if the business combination was approved by a majority of those directors who were members of the board before the interested shareholder became an interested shareholder or whose election or nomination was approved by a majority of those directors ("continuing directors"). The vote is also not required if the business combination meets conditions specified in FSI's articles of incorporation, including the following:

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

     - a specified minimum consideration be received in the business combination by holders of FSI capital stock;

     - the interested shareholder not acquire any additional shares of capital stock of FSI after becoming an interested shareholder, except as approved by the continuing directors; and

     - a proxy statement or information statement describing the proposed business combination is mailed to all holders of FSI capital stock FSI 30 days before the consummation of the business combination.

     The affirmative vote of the holders of 75% of the votes entitled to be cast by the holders of all outstanding shares of FSI capital stock, voting as a single class, is required to amend or repeal, or adopt any provisions inconsistent with, those provisions of FSI's articles of incorporation discussed above.

     These provisions of FSI's articles of incorporation could have the effect of delaying or preventing a change in control of FSI that is not approved by FSI's board of directors. See also "Comparative Rights of Shareholders of YieldUP and FSI -- Corporate Takeover Legislation." The Minnesota statutory provisions described in that section could have a similar effect.

SHARE RIGHTS AGREEMENT

     FSI is party to a Share Rights Agreement dated as of May 22, 1997. Under the rights agreement, each share of FSI common stock has attached one preferred-share-purchase right. Each right entitles the registered holder to purchase from FSI one one-hundredth of a share of Series A Junior Participating Preferred Stock of FSI for $90, subject to adjustment to prevent dilution.

     Initially, the rights attach to all certificates representing FSI common stock and no separate rights certificates are distributed. The rights will separate from the common stock and a distribution date for the rights will occur, however, upon the earlier of the following events:

     - the close of business on the fifteenth day following a public announcement that a person or group of affiliated or associated persons has become an "acquiring person," defined as the beneficial owner of 15% or more of FSI's outstanding common stock; or

     - the close of business on the fifteenth day following the commencement or public announcement of a tender offer or exchange offer, if the consummation of the offer would result in a person or group becoming the beneficial owner of 15% or more of FSI's outstanding common stock.

     Until a distribution date occurs:

     - the rights will be evidenced only by FSI common stock certificates and will be transferred only with the common stock;

     - newly issued common stock will contain a notation incorporating the rights agreement by reference; and

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     -  the transfer of any common stock certificate will also transfer the rights associated with that certificate.

     As promptly as practicable following a distribution date, separate certificates evidencing the rights will be mailed to record holders of FSI common stock as of the close of business on the distribution date.

     The rights are not exercisable until the distribution date. The rights will expire on June 10, 2007, unless extended or earlier redeemed or exchanged by FSI.

     If any person or group becomes an acquiring person, then each holder of a right, other than rights beneficially owned by the acquiring person, will thereafter have the right to receive upon exercise a number of shares of FSI common stock having a market value of two times the exercise price of the right. The foregoing will not apply if the person first becomes an acquiring person in a tender offer or exchange offer for all outstanding shares at a price and on terms determined by FSI's board to be fair to FSI's shareholders and otherwise in the best interests of FSI and its shareholders. This board determination must be made before any change in control of FSI's board, however.

     If, after the distribution date or within 15 days before that date, FSI is acquired or 50% or more of FSI's assets or earning power is sold, then each holder of a right, other than rights beneficially owned by the acquiring person, will have the right to receive a number of common shares of the acquiring company having a market value of two times the exercise price of the right. The foregoing does not apply, however, to a transaction for at least the same per-share consideration with a person who acquired FSI common stock through a tender offer or exchange offer for all outstanding shares approved by FSI's board of directors.

     At any time before the close of business on the twentieth day after a public announcement that a person or group of affiliated or associated persons has become an acquiring person, FSI's board of directors may redeem the rights in whole at a price of $.001 per right. However, this redemption may occur after a person has become an acquiring person only if there has not been a change in control of FSI's board of directors.

     Until a right is exercised, the holder of the right, as such, has no rights as a shareholder of FSI, including the right to vote or to receive dividends.

     FSI filed a copy of the rights agreement with the SEC as an exhibit to FSI's registration statement on Form 8-A dated June 5, 1997. That filing was amended by FSI's filing of Form 8-A/A on April 26, 1998.

LIQUIDATION

     Subject to preferential rights of shares of FSI preferred stock, if any, in the event of a liquidation of FSI holders of FSI common stock are entitled to share proportionately in the assets remaining after discharge of all obligations and liabilities of FSI.

LIMITATION ON LIABILITY OF DIRECTORS AND INDEMNIFICATION

     FSI's articles of incorporation and bylaws limit the liability of directors for monetary damages to FSI and its shareholders for breach of fiduciary duty of care to FSI and authorize the indemnification of directors, officers, and employees to the fullest extent permitted by Minnesota law. FSI maintains a directors' and officers' liability insurance policy.

TRANSFER AGENT

     The Transfer Agent for FSI common stock is Harris Trust and Savings Bank.

             COMPARATIVE RIGHTS OF SHAREHOLDERS OF YIELDUP AND FSI

     As a result of the merger, you will no longer be a stockholder of YieldUP, which is a Delaware corporation. Instead, you will become a shareholder of FSI, which is a Minnesota corporation, and your rights will be governed by Minnesota law and by FSI's articles of incorporation and bylaws. Your rights under the Minnesota Business Corporation Act (the "Minnesota statute") and FSI's articles of incorporation and bylaws will differ from your existing rights as stockholders of YieldUP under the Delaware General Corporate Law (the "Delaware statute") and YieldUP's certificate of incorporation and bylaws. We describe the material differences in this section. You might regard as important other differences that we do not include here. You should refer to the documents we mention in this section if you want more information.

VOTING RIGHTS

     FSI's articles of incorporation generally provide that holders of the shares of FSI common stock are entitled to one vote per share. Holders of shares of FSI common stock do not have any cumulative voting rights. Holders of shares of FSI preferred stock have no voting rights, except as otherwise provided by law or in the resolutions providing for the issuance of the preferred stock.

     YieldUP's certificate of incorporation provides holders of shares of YieldUP common stock are entitled to one vote per share and holders of shares of YieldUP Class A common stock are entitled to five votes per share. YieldUP stockholders do not have any cumulative voting rights.

CALL OF SHAREHOLDERS' MEETINGS

     Under the Minnesota statute, the general rule is that holders of at least 10% of a corporation's outstanding voting shares have the right to demand a special shareholders' meeting. However, only the holders of at least 25% of the outstanding shares may call a special meeting to consider whether to effect a business combination. No similar provisions exist in the Delaware statute. However, the YieldUP certificate of incorporation provides that a special meeting of stockholders may be called by the holders of at least 10% of the shares entitled to vote at the meeting.

SHAREHOLDER ACTION WITHOUT A MEETING

     Under the Delaware statute, any action required to be taken at an annual or special meeting of stockholders may be taken without a meeting by written consent. The written consent must describe the action taken. In addition, it must be signed by stockholders having the number of votes that would needed to take the same action at a meeting at which all shares entitled to vote on the action were present. However, the YieldUP certificate of incorporation prohibits the taking of stockholder action by written consent. The Minnesota statute provides that a meeting is required for shareholders to take action unless the written consent of all shareholders entitled to vote is obtained.

AMENDMENTS TO CHARTER AND BYLAWS

     The Delaware statute generally requires a majority vote of all outstanding voting stock to amend a corporation's certificate of incorporation. However, the certificate of incorporation may require a higher vote. The YieldUP certificate of incorporation requires the affirmative vote of the holders of two-thirds of the voting power of all outstanding shares of YieldUP entitled to vote, voting as a single class, to amend or repeal any of Articles 5 through 9 of the certificate of incorporation. These provisions deal with various corporate governance matters. This requirement is in addition to any vote of any class of stock required by the Delaware statute.

     The required vote to amend a corporation's articles of incorporation under the Minnesota statute is generally only a majority of the voting power of the shares that are actually present at the shareholders' meeting and entitled to vote. However, the articles of incorporation may state a different required vote. FSI's articles of incorporation require approval by 75% of the voting power of outstanding shares in certain instances. See "FSI Capital Stock -- Articles of Incorporation."

     Under the Delaware statute, a corporation's stockholders have the exclusive power to adopt, amend, or repeal bylaws, unless the certificate of incorporation also grants this power to the board of directors. The YieldUP certificate of incorporation provides that each of the YieldUP board of directors and the stockholders have the power to adopt, amend, or repeal the YieldUP bylaws. The YieldUP certificate of incorporation also requires that any adoption, amendment, or repeal of the YieldUP bylaws by the stockholders be approved by two-thirds of the voting power of all outstanding shares of YieldUP, voting as a single class. This requirement is in addition to any vote of any class of stock required by the Delaware statute.

     Under the Minnesota statute, the board of directors of a corporation has the power to adopt, amend, or repeal bylaws, unless the articles of incorporation reserve this power to the shareholders. FSI's articles of incorporation do not reserve this power to the shareholders. FSI's board of directors may therefore adopt, amend, or repeal FSI's bylaws. However, under the Minnesota statute, FSI's board of directors, without shareholder approval, may not adopt, amend, or repeal a bylaw that:

     -  fixes the quorum for shareholder meetings;

     -  prescribes procedures for removing directors or filling board vacancies;

     - fixes the classifications, qualifications, or terms of office of directors; or

     -  decreases the number of directors.

     In addition, FSI shareholders retain the power to adopt, amend, or repeal bylaws adopted, amended, or repealed by FSI's board of directors.

DISSENTERS' RIGHTS

     Under the Minnesota statute, shareholders are entitled to dissenters' rights of appraisal in each of the following events:

     - amendment to the articles of incorporation that materially and adversely affects the shares of the shareholder because it does any of the following:

       -  alters or abolishes preferential rights relating to the shares

       -  creates, alters, or abolishes redemption rights relating to the shares

       -  alters or abolishes preemptive rights of the shareholder

       - excludes or limits the rights of a shareholder to vote on a matter or to cumulate votes

     - disposition of all or substantially all of the property and assets of a corporation not made in the usual course of its business

     - merger, but only if the shares of the shareholder are entitled to be voted on the merger

     - exchange, if the corporation's shares will be acquired by the acquiring corporation, but only if the shareholder is entitled to vote on the exchange

     - other corporate action taken under a shareholder vote if the articles of incorporation, bylaws, or a board resolution provides that dissenting shareholders may obtain payment for their shares.

     Stockholders of a Delaware corporation are entitled to similar dissenters' rights. Under the Delaware statute, however, no dissenters' rights exist for shares of stock of a constituent corporation in a merger or consolidation if the shares are listed on a national securities exchange or the Nasdaq National Market System or that are held by more than 2,000 record stockholders. However, even in those circumstances, dissenters' rights will exist if the stockholders are to receive anything other than the following:

     -  shares of stock of the surviving corporation;

     - shares of stock of any other corporation that will be listed on a national securities exchange or the Nasdaq National Market System or will be held by more than 2,000 record stockholders;

     -  cash in lieu of fractional shares; or

     -  any combination of the foregoing clauses.

DIVIDENDS; STOCK REPURCHASES

     Under the Delaware statute, a corporation may pay dividends only out of its:

     -  surplus;

     -  net profits for the fiscal year in which the dividend is declared; and

     -  net profits for the preceding fiscal year.

     All dividend payments are subject to limitations for the benefit of preference shares. A Delaware corporation may also repurchase shares of its capital stock if it complies with statutory standards.

     Under the Minnesota statute, a corporation may pay dividends or repurchase its shares if the corporation will be able to pay its debts in the ordinary course of business after paying the dividend or repurchasing the shares. This is true regardless of whether the corporation has surplus or net profits, but is subject to limitations for the benefit of preference shares.

CORPORATE TAKEOVER LEGISLATION

     Both Minnesota and Delaware have enacted legislation regulating takeovers of publicly held corporations and protecting shareholders of those corporations in connection with business combinations. Under the Minnesota statute, if a publicly held Minnesota corporation has an "interested shareholder," the corporation may not enter into a business combination with the interested shareholder for at least four years after the shareholder acquired a 10% interest in the corporation. An "interested shareholder" is a beneficial holder of 10% of the outstanding voting shares of a corporation who, within the preceding four years, was a 10% shareholder, regardless of the person's current shareholdings. This restriction does not apply, however, if a committee of the board of directors made up of all of its "disinterested directors" approves the acquisition of the 10% interest or the business combination before the date on which the shareholder acquires the 10% interest. A "disinterested director" is one who is not a current officer or employee of the corporation or a person who was not an officer or employee of the corporation or a related organization within the preceding five years.

     A publicly held Minnesota corporation is also subject to the control-share-acquisition provisions of the Minnesota statute. These provisions require the approval of the holders of a majority of all the corporation's voting shares, including shares held by the acquiring person, and of a majority of the corporation's voting shares held by disinterested shareholders, before a person acquiring 20% or more of the corporation's voting shares can vote the shares in excess of 20%. Similar shareholder approvals are required at the one-third and majority voting levels.

     The Minnesota statute also contains "anti-greenmail" provisions. These provisions restrict the ability of a Minnesota corporation to repurchase shares from a person or group holding shares constituting five percent or more of the corporation's voting power if the person or group has beneficially owned those shares for less than two years.

     Finally, the Minnesota statute also contains a "fair price" provision. This provides that an offeror may not acquire shares of a Minnesota corporation within two years following the offeror's last purchase of shares in a takeover offer, unless the selling shareholder is given a reasonable opportunity to dispose of his or her shares to the offeror upon terms substantially equivalent to those provided in the takeover offer. The fair price provision does not apply, however, if the acquisition is approved by a committee of the board's disinterested directors, who are not affiliated with the offeror, before the purchase of any shares by the offeror under a takeover offer.

     Delaware has not enacted legislation similar to the Minnesota's control-share-acquisition or anti-greenmail legislation. However, Delaware has enacted legislation that limits business combinations of Delaware corporations with interested stockholders. Under the Delaware statute, an "interested stockholder" may not enter into business combinations with the corporation for a period of three years following the date on which the stockholder became an interested stockholder. Under Delaware law, an "interested stockholder" is a person whose beneficial ownership in the corporation is at least 15% of the outstanding voting securities, rather than the 10% under the Minnesota statute. This prohibition does not apply if, before the date on which the person became an interested stockholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested stockholder.

     Unlike the Minnesota statute, the Delaware statute provides that the business-combination provisions have no effect if:

     - the tender offer or other transaction by which the stockholder became an interested stockholder results in the stockholder beneficially owning at least 85% of the voting securities of the corporation, excluding shares owned by directors who are also officers and shares owned by employee stock option plans; or

     - the business combination is approved by the board of directors and two-thirds of the shares held by stockholders other than the interested stockholder.

     In addition, FSI's articles of incorporation contain anti-takeover and "interested shareholder" provisions. See "Description of FSI Capital Stock -- Articles of Incorporation."

AUTHORIZED STOCK; AUTHORITY OF BOARD OF DIRECTORS TO ISSUE PREFERRED STOCK

     The authorized capital stock of YieldUP consists of 22,229,927 shares of common stock and 5,357,733 shares of preferred stock. Of the authorized shares of common stock, 20 million are designated "common stock" and 2,229,927 shares are designated as "Class A common stock."

     The Delaware statute permits YieldUP's board of directors to issue authorized but unissued shares of common stock without shareholder action. In addition, YieldUP's certificate of incorporation authorizes YieldUP's board of directors, without further shareholder action, to issue the authorized but unissued preferred stock in one or more series. The YieldUP board is authorized to determine the designation of and number of shares in each series and to fix or alter their rights.

     YieldUP's board could authorize the issuance of one or more series of preferred stock with rights that could impede the success of any proposed merger, tender offer, proxy contest, or other attempt to gain control of YieldUP not approved by the YieldUP board. Although the issuance of YieldUP preferred stock may have an adverse effect on the rights of holders of YieldUP common stock, the consent of the holders of YieldUP common stock is not required for issuance.

     The authorized capital stock of FSI consists of 50 million shares of common stock and 10 million shares of preferred stock.

     The Minnesota statute permits FSI's board of directors to issue authorized but unissued shares of FSI common stock without shareholder action.

     In addition, FSI's articles of incorporation authorize FSI's board of directors, without shareholder action, to issue the authorized but unissued FSI preferred stock in one or more series. FSI's board is authorized to determine the designation and number of shares in each series and to fix the rights of the series. Shares of FSI preferred stock may be issued that may have one or more of the following characteristics:

     -  disproportionately high voting rights;

     -  class-voting rights;

     -  convertibility into shares of FSI common stock; and

     - priority to shares of FSI common stock for payment of dividends and upon liquidation.

     FSI's board could authorize the issuance of one or more series of FSI preferred stock with voting rights or other rights and preferences that could impede the success of any proposed merger, tender offer, proxy contest or other attempt to gain control of FSI not approved by the FSI board. Although the issuance of FSI preferred stock may have an adverse effect on the rights of holders of FSI common stock, the consent of the holders of FSI common stock is not be required for issuance.

SHARE RIGHTS AGREEMENT

     FSI is party to a share rights agreement. Under the rights agreement, each share of FSI common stock has attached one preferred share purchase right. Each right entitles the registered holder to purchase from FSI one one-hundredth of a share of Series A Junior Participating Preferred Stock of FSI for $90, subject to adjustment to prevent dilution. The rights agreement provides for the distribution of the rights upon the occurrence of certain events that may constitute an attempt to effect a change in control of FSI. The rights agreement could have the effect of delaying or preventing a change in control of FSI that is not approved by FSI's board of directors. YieldUP does not have any similar rights agreement. See "Description of FSI Capital Stock -- Share Rights Agreement" for a more detailed description of the rights agreement.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

     Both the Delaware statute and the Minnesota statute permit a corporation to eliminate a director's personal liability for monetary damages for breach of fiduciary duty. However, both statutes specify acts for which a corporation may not eliminate liability. The principal difference between the Delaware statute and Minnesota statute is that the Minnesota statute does not permit a corporation to eliminate a director's liability for civil liabilities imposed under portions of Minnesota's securities laws. YieldUP's certificate of incorporation eliminates the liability of directors to the full extent permitted by the Delaware statute. FSI's articles of incorporation and bylaws limit the liability of directors for monetary damages to FSI and its stockholders for breach of the fiduciary duty of care.

INDEMNIFICATION OF DIRECTORS, OFFICERS, AND EMPLOYEES

     In general, the Minnesota statute requires, and the Delaware statute permits, indemnification to cover potential liabilities of directors, officers, and employees. In the case of actions brought by or in the interest of the corporation, the Delaware statute limits indemnification to those expenses that a court deems proper. However, if a director, officer, or employee successfully defends an action, the Delaware statute provides that the person is entitled to indemnification against his or her reasonable expenses. The Delaware and

Minnesota statutes do not preclude other indemnification rights. FSI's articles of incorporation and bylaws authorize the indemnification of directors, officers, and employees to the full extent permitted by the Minnesota statute. YieldUP's bylaws provide that YieldUP must indemnify directors, officers, and employees to the full extent authorized by the Delaware statute.

REMOVAL OF DIRECTORS

     Under the Minnesota statute, a director may be removed, with or without cause, by a majority of the remaining directors if the director was named by the board to fill a vacancy and the shareholders have not elected directors in the interval between the time of appointment to fill a vacancy and the time of the removal. The Delaware statute does not have a similar provision for the removal of directors by the board. The Minnesota statute and the Delaware statute each provide that any of the directors may be removed, with or without cause, by the shareholders. YieldUP's certificate of incorporation provides that any such removal requires the affirmative vote of a majority of the voting power of all outstanding shares of YieldUP entitled to vote generally in the election of directors, voting as a single class. FSI's articles of incorporation provide that removal requires the affirmative vote of at least 75% of the votes entitled to be cast by the holders of all outstanding shares of FSI capital stock, voting as a single class.

                      WHERE YOU CAN FIND MORE INFORMATION

     Both FSI and YieldUP file periodic reports, proxy statements, and other information with the Securities and Exchange Commission. These SEC filings are available to the public over the Internet at the SEC's web site (www.sec.gov). You may also read and copy any document that either company files with the SEC at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities.

     Both FSI and YieldUP "incorporate by reference" into this proxy statement/prospectus the information in documents they file with the SEC, which means that they can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement/prospectus, and information that they file subsequently with the SEC will automatically update this proxy statement/prospectus. The companies incorporate by reference the documents listed below and any filings they make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the filing of this proxy statement/prospectus and before the merger is consummated.

     FOR FSI:

     - Annual Report on Form 10-K for the fiscal year ended August 29, 1998, including information incorporated by reference into that report from FSI's 1998 Annual Report to Shareholders and portions of its definitive proxy statement for FSI's 1999 Annual Meeting of Shareholders, as amended on Form 10-K/A on September 13, 1999;

     - Quarterly Reports on Form 10-Q for the quarters ended November 28, 1998 and February 27, 1999, as amended on Forms 10-Q/A on September 13, 1999, and Quarterly Report on Form 10-Q for the quarter ended May 29, 1999;

     - Current Reports on Form 8-K filed January 27, June 24, and August 13, 1999; and

     - the description of FSI's common stock and related rights to purchase preferred stock contained in FSI's Registration Statement on Form 8-A dated October 31, 1988 and its Registration Statement on Form 8-A dated June 5, 1997, as amended on Form 8-A/A on April 16, 1998.

     You may request a copy of these filings, other than an exhibit to a filing unless the exhibit is specifically incorporated by reference into the filing, at no cost by contacting FSI at the following address:

    Corporate Secretary
    FSI International, Inc.
    322 Lake Hazeltine Drive
    Chaska, Minnesota 55318
    (612) 361-7973

     FOR YIELDUP:

     - Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998, as amended on Form 10-KSB/A, a copy of which is being delivered together with this proxy statement/prospectus;

     - Quarterly Reports on Form 10-QSB for the quarters ended March 31 and June 30, 1999;

     -  Current Report on Form 8-K filed January 27, 1999; and

     - the description of YieldUP's common stock contained in a registration statement filed on Form 8-A.

     You may request a copy of these filings, other than an exhibit to a filing unless the exhibit is specifically incorporated by reference into the filing, at no cost by contacting YieldUP at the following address:

    Corporate Secretary
    YieldUP International Corp.
    117 Easy Street
    Mountain View, California 94043
    (650) 964-0100

     IN ORDER TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST COPIES OF FSI'S OR YIELDUP'S SEC FILINGS NO LATER THAN OCTOBER 13, 1999.

     You should rely only on the information delivered with, or stated or incorporated by reference in, this proxy statement/prospectus. Neither FSI nor YieldUP has authorized anyone else to provide you with different information. You should not assume that the information in this proxy statement/prospectus is accurate as of any date other than the date on the front of this document. All information concerning FSI included or incorporated by reference in this proxy statement/prospectus has been provided by FSI, and all information concerning YieldUP included or incorporated by reference in this proxy statement/prospectus has been provided by YieldUP.

                                 LEGAL MATTERS

     The validity of the shares of FSI common stock to be issued in the merger will be passed upon for FSI by Faegre & Benson LLP, Minneapolis, Minnesota. Tax consequences of the merger will be passed upon for FSI by Faegre & Benson LLP and for YieldUP by Gray Cary Ware & Freidenrich LLP, San Diego, California.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of FSI as of August 29, 1998 and August 30, 1997 and for each of the fiscal years in the three-year period ended August 29, 1998, have been incorporated by reference in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

     The financial statements of YieldUP as of December 31, 1998 and for each of the years in the two-year period ended December 31, 1998, have been incorporated by reference in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 1998 financial statements contains an explanatory paragraph that states that YieldUP's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                             STOCKHOLDER PROPOSALS

     If the stockholders of YieldUP do not approve the reorganization agreement and the merger, YieldUP anticipates holding its next annual meeting of stockholders on December 15, 1999. Stockholder proposals intended to be presented at that meeting must have been submitted by October 20, 1999 for consideration by YieldUP for possible inclusion in the proxy materials for that meeting.

                            INDEPENDENT ACCOUNTANTS

     Representatives of KPMG LLP, YieldUP's independent auditors, are expected to be present at the special meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

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

--------------------------------------------------------------------------------

                      AGREEMENT AND PLAN OF REORGANIZATION
                                     AMONG
                            FSI INTERNATIONAL, INC.,
                            BMI INTERNATIONAL, INC.
                                      AND
                       YIELDUP INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------

                             DATED JANUARY 21, 1999

                               TABLE OF CONTENTS

ARTICLE I THE MERGER........................................   A-6
1.01.  EFFECTIVE TIME OF THE MERGER.........................   A-7
1.02.  CLOSING..............................................   A-7
1.03.  EFFECTS OF THE MERGER................................   A-7
1.05.  DIRECTORS AND OFFICERS OF SURVIVING CORPORATION......   A-8

ARTICLE II CONVERSION OF SECURITIES.........................   A-8
2.01.  EFFECT ON CAPITAL STOCK..............................   A-8
  (a) Capital Stock of Sub..................................   A-8
  (b) YieldUP Common Stock..................................   A-8
  (c) Fractional Shares.....................................   A-9
  (d) Parent Stock..........................................   A-9
  (e) YieldUP Stock Options and Warrants....................   A-9
  (f) Dissenters' Rights....................................   A-9
  (g) Adjustments...........................................  A-10
2.02.  EXCHANGE OF CERTIFICATES.............................  A-10

ARTICLE III REPRESENTATIONS AND WARRANTIES OF YIELDUP.......  A-12
3.01.  ORGANIZATION OF YIELDUP..............................  A-12
3.02.  COMPANY CAPITAL STRUCTURE............................  A-12
3.03.  SUBSIDIARIES.........................................  A-13
3.04.  AUTHORITY............................................  A-13
3.05.  SEC FILINGS; FINANCIAL STATEMENTS....................  A-14
3.06.  INVENTORY............................................  A-15
3.07.  NO UNDISCLOSED LIABILITIES...........................  A-15
3.08.  NO CHANGES...........................................  A-15
3.09.  TAXES................................................  A-17
3.10.  RESTRICTIONS ON BUSINESS ACTIVITIES..................  A-18
3.11.  TITLE TO PROPERTIES; ABSENCE OF PERMITTED LIENS AND
        ENCUMBRANCES; CONDITION OF EQUIPMENT................  A-18
3.12.  INTELLECTUAL PROPERTY................................  A-19
3.13.  PRODUCT WARRANTIES AND CLAIMS........................  A-20
3.14.  AGREEMENTS, CONTRACTS AND COMMITMENTS................  A-20
3.15.  INTERESTED PARTY TRANSACTIONS........................  A-22
3.16.  GOVERNMENTAL AUTHORIZATION...........................  A-22
3.17.  LITIGATION...........................................  A-22
3.18.  ACCOUNTS RECEIVABLE..................................  A-22
3.19.  BANK ACCOUNTS; GUARANTIES; POWERS OF ATTORNEY........  A-23
3.20.  CUSTOMERS............................................  A-23
3.21.  SUPPLIERS............................................  A-23
3.22.  MINUTE BOOKS.........................................  A-23
3.23.  ENVIRONMENTAL MATTERS................................  A-23
3.24.  BROKERS' AND FINDERS' FEES...........................  A-25
3.25.  LABOR MATTER.........................................  A-25
3.26.  EMPLOYEE BENEFIT PLANS...............................  A-25
3.27.  INSURANCE............................................  A-26
3.28.  COMPLIANCE WITH LAWS.................................  A-26
3.29.  THIRD PARTY CONSENTS.................................  A-26
3.30.  REGISTRATION STATEMENTS; PROXY STATEMENT.............  A-27

3.31.  COMPLETE COPIES OF MATERIALS.........................  A-27
3.32.  YEAR 2000............................................  A-27
3.33.  OPINION OF FINANCIAL ADVISOR.........................  A-27
3.34.  VOTING AGREEMENTS....................................  A-27
3.35 DISCLOSURE.............................................  A-28

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND
  SUB.......................................................  A-28
4.01.  ORGANIZATION, STANDING AND POWER.....................  A-28
4.02.  CAPITAL STRUCTURE....................................  A-28
4.03.  AUTHORITY............................................  A-29
4.04.  SEC FILINGS; FINANCIAL STATEMENTS....................  A-30
4.05.  NO MATERIAL ADVERSE CHANGE...........................  A-30
4.06.  LITIGATION...........................................  A-31
4.07.  BROKERS' AND FINDERS' FEES...........................  A-31
4.08.  REGISTRATION STATEMENT; PROXY STATEMENT..............  A-31
4.09.  OWNERSHIP AND INTERIM OPERATIONS OF SUB..............  A-31

ARTICLE V CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME...  A-32
5.01.  CONDUCT OF BUSINESS OF YIELDUP.......................  A-32
5.02.  COOPERATION..........................................  A-32

ARTICLE VI ADDITIONAL AGREEMENTS AND COVENANTS..............  A-34
6.01.  NO SOLICITATION......................................  A-34
6.02.  PROXY STATEMENT; REGISTRATION STATEMENT..............  A-35
6.03.  ACCESS TO INFORMATION................................  A-36
6.04.  YIELDUP STOCKHOLDERS' MEETING........................  A-36
6.05.  LEGAL CONDITIONS TO MERGER...........................  A-36
6.06.  PAYMENT OF TAXES.....................................  A-37
6.07.  PUBLIC DISCLOSURE....................................  A-37
6.08.  TAX-FREE REORGANIZATION..............................  A-37
6.09.  NASDAQ QUOTATION.....................................  A-38
6.10.  STOCK PLANS AND WARRANTS.............................  A-38
6.11.  CONSENTS.............................................  A-39
6.12.  EMPLOYEE BENEFITS; EMPLOYEE ISSUES...................  A-39
6.13.  REPORTS..............................................  A-39
6.14.  NOTIFICATION OF CERTAIN MATTERS......................  A-39
6.15.  ADDITIONAL AGREEMENTS; REASONABLE EFFORTS............  A-39
6.16 DIRECTOR AND OFFICER INSURANCE.........................  A-39

ARTICLE VII CONDITIONS TO MERGER............................  A-40
7.01.  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
        MERGER..............................................  A-40
  (a) Stockholder Approval..................................  A-40
  (b) Approvals.............................................  A-40
  (c) Registration Statement................................  A-40
  (d) NASDAQ................................................  A-40
  (e) No Injunctions or Restraints; Illegality..............  A-40
  (f) Tax Opinions..........................................  A-41
  (g) Comfort Letter........................................  A-41
7.02.  ADDITIONAL CONDITIONS TO OBLIGATIONS OF PARENT AND
        SUB.................................................  A-41

  (a) Accuracy of Representations and Warranties; Compliance
        with Covenants......................................  A-41
  (b) Blue Sky Laws.........................................  A-41
  (c) Opinion of YieldUP's Counsel..........................  A-41
  (d) Consents..............................................  A-42
  (e) Dissenting Shares.....................................  A-42
  (f) 1998 Audit............................................  A-42
  (g) Employment Agreements.................................  A-42
7.03.  ADDITIONAL CONDITIONS TO OBLIGATIONS OF YIELDUP......  A-42
  (a) Accuracy of Representations and Warranties; Compliance
        with Covenants......................................  A-42
  (b) Opinion of Parent's Counsel...........................  A-42

ARTICLE VIII TERMINATION AND AMENDMENT......................  A-42
8.01.  TERMINATION..........................................  A-42
8.02.  EFFECT OF TERMINATION................................  A-43
8.03.  FEES AND EXPENSES....................................  A-43
8.04.  ALTERNATIVE TRANSACTION DEFINITION...................  A-44
8.05.  AMENDMENT............................................  A-44
8.06.  EXTENSION; WAIVER....................................  A-45

ARTICLE IX MISCELLANEOUS....................................  A-45
9.01.  NONSURVIVAL OF REPRESENTATIONS, WARRANTIES, AND
        AGREEMENTS..........................................  A-45
9.02.  NOTICES..............................................  A-45
9.03.  INTERPRETATION.......................................  A-46
9.04.  COUNTERPARTS.........................................  A-46
9.05.  ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES.......  A-46
9.06.  GOVERNING LAW........................................  A-46
9.07.  ASSIGNMENT...........................................  A-46

ARTICLE X DEFINITIONS.......................................  A-47
10.01. SUBSIDIARY...........................................  A-47
10.02. AFFILIATE............................................  A-47
10.03. KNOWLEDGE............................................  A-47

EXHIBITS

Exhibit 3.34(a)................  Form of YieldUP Affiliate Agreement
Exhibit 3.34(b)................  Form of Rule 145 Letter
Exhibit 7.02(c)................  Form of Opinion of Counsel to YieldUP
Exhibit 7.03(b)................  Form of Opinion of Counsel to Parent
Exhibit 7.03(g)(1).............  Form of Employment Agreement with Raj Mohindra
Exhibit 7.03(g)(2).............  Form of Employment Agreement with Suraj Puri
Exhibit 7.03(g)(3).............  Form of Employment Agreement with David Wong

                      AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement"), dated January 21, 1999, is by and among FSI INTERNATIONAL, INC., a Minnesota corporation ("Parent"), BMI INTERNATIONAL, INC., a Minnesota corporation and a wholly owned subsidiary of Parent ("Sub"), and YIELDUP INTERNATIONAL CORPORATION, a Delaware corporation ("YieldUP").

                                  WITNESSETH:

     WHEREAS, the Boards of Directors of Parent, Sub and YieldUP deem it advisable and in the best interests of each corporation and its respective shareholders that Parent and YieldUP combine in order to advance the long-term business interests of Parent and YieldUP;

     WHEREAS, the strategic combination of Parent and YieldUP shall be effected by the terms of this Agreement through a transaction in which YieldUP will merge with and into Sub, and the stockholders of YieldUP will become shareholders of Parent (the "Merger");

     WHEREAS, in furtherance of the Merger, and upon the terms and conditions set forth herein, each share of YieldUP's Common Stock, $.001 par value, and each share of YieldUP's Class A Common Stock, $.001 par value (collectively, the "YieldUP Common Stock"), issued and outstanding at the Effective Time (as defined in Section 1.01 hereof), shall be converted into shares of Common Stock, no par value, of Parent ("Parent Common Stock") and cash.

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants, and agreements set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.01. Effective Time of the Merger. Subject to the provisions of this Agreement, a Certificate of Merger and Articles of Merger (collectively, the "Merger Articles"), shall each be duly executed and acknowledged by the Constituent Corporations (as defined in Section 1.03 hereof), and thereafter delivered to the Secretary of State of the State of Delaware and to the Secretary of State of the State of Minnesota, respectively, for filing, as provided in the General Corporation Law of the State of Delaware (the "Delaware Law") and the Minnesota Business Corporation Act (the "Minnesota Law"), as soon as practicable on or after the Closing Date (as defined in Section 1.02 hereof). The Merger shall become effective at the time at which the Merger Articles shall have been filed with both the Secretary of State of the State of Delaware and the Secretary of State of the

State of Minnesota or at such time thereafter as is provided in the Merger Articles (the "Effective Time").

     1.02. Closing. The closing of the Merger (the "Closing") will take place at 9:00 a.m., Minneapolis time, on a date to be specified by Parent and YieldUP, which shall be no later than the fourth business day after satisfaction or waiver (to the extent waivable under Article VII) of all conditions to the consummation of the Merger set forth in this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or wavier of those conditions) (the "Closing Date"), at the offices of Faegre & Benson LLP, Minneapolis, Minnesota, unless another date or place is agreed to in writing by Parent and YieldUP. All actions taken at the Closing shall be deemed to have been taken simultaneously at the time the last of any such actions is taken or completed.

     1.03.  Effects of the Merger.

     (a) At the Effective Time, in accordance with this Agreement and Delaware Law and Minnesota Law, (i) YieldUP shall be merged with and into Sub, (ii) the separate corporate existence of YieldUP (except as such existence may be continued by operation of law) shall cease and (iii) Sub shall continue as the surviving corporation and shall be governed by Minnesota Law (Sub and YieldUP are sometimes referred to herein as the "Constituent Corporations" and Sub is sometimes referred to herein as "Surviving Corporation").

     (b) At and after the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Minnesota Law and Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at and after the Effective Time, Surviving Corporation shall possess all the rights, privileges, powers, and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities, and duties of each of the Constituent Corporations; and all and singular rights, privileges, powers, and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, and all debts, liabilities and duties due on whatever account, and all and every other interest of or belonging to either of the Constituent Corporations, as well as for stock subscriptions and all other things in action or belonging to each of the Constituent Corporations, shall be taken and deemed to be transferred to and vested in Surviving Corporation without further act or deed, and all property, rights, privileges, powers, and franchises, and all and every other interest shall be thereafter the property of Surviving Corporation, and the title to any real estate vested by deed or otherwise, in either of the Constituent Corporations, shall not revert or be in any way impaired; but all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities, and duties of the Constituent Corporations shall thereafter attach to Surviving Corporation, and may be enforced against it to the same extent as if such debts and liabilities had been incurred or contracted by it.

     1.04.  Articles of Incorporation and By-Laws of Surviving Corporation.

     (a) The Articles of Incorporation of Sub as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of Surviving Corporation, until duly amended in accordance with the terms thereof and of the Minnesota Law, except that from and after the Effective Time, Article First of the Articles of Incorporation of Sub shall be amended to be and read as follows:

          "First: The name of the Corporation shall be Blue Mountain, Inc."

     (b) The By-Laws of Sub in effect immediately prior to the Effective Time shall be the By-Laws of Surviving Corporation, until duly amended in accordance with the terms thereof, of the Articles of Incorporation of Surviving Corporation and of the Minnesota Law.

     1.05.  Directors and Officers of Surviving Corporation.

     (a) The directors of Sub holding office at the Effective Time shall, from and after the Effective Time, be the directors of Surviving Corporation, such directors to serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with Surviving Corporation's Articles of Incorporation and By-Laws.

     (b) The officers of Surviving Corporation from and after the Effective Time shall be as at set forth below:

Dale A. Courtney................................  Chief Executive Officer
Raj Mohindra....................................  Vice President
Suraj Puri......................................  Chief Technologist
Patricia M. Hollister...........................  Vice President
Benno G. Sand...................................  Secretary
Luke R. Komarek.................................  General Counsel

     Such officers shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with Surviving Corporation's Articles of Incorporation and By-Laws.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

     2.01.  Effect on Capital Stock.  Subject to the other provisions of this
Article II, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, YieldUP, Sub or the holder of any shares of the following securities:

     (a) Capital Stock of Sub. Each issued and outstanding share of the capital stock of Sub shall remain outstanding as one share of common stock of the Surviving Corporation and shall not be converted into any other securities or cash pursuant to the Merger. The certificates for such shares shall not be surrendered or in any way modified by reason of the effectiveness of the Merger. No stock of Sub will be issued pursuant to the Merger.

     (b) YieldUP Common Stock. Each issued and outstanding share of YieldUP Common Stock (other than Dissenting Shares (as defined in Section 2.01(f) hereof) and shares of YieldUP Common Stock held of record by Parent, Sub, or YieldUP or any other direct or indirect subsidiary of Parent or YieldUP immediately prior to the Effective Time) shall be automatically converted into and become the right to receive (i) .1567 of one share of Parent Common Stock (the "Share Consideration"), and (ii) cash in the amount of $.7313 (the "Cash Consideration" and, together with the Share Consideration, the "Merger Consideration"). At the Effective Time, each share of YieldUP Common Stock held of record by Parent, Sub, or YieldUP or any direct or indirect subsidiary of Parent or YieldUP shall be canceled and cease to exist, and no payment shall be made with respect thereto.

     (c) Fractional Shares. No scrip or fractional shares of Parent Common Stock shall be issued in the Merger. Each fractional share of Parent Common Stock which a holder of YieldUP Common Stock would otherwise be entitled to receive (after aggregating all shares of Parent Common Stock to be received by such holder) shall be automatically converted into the right to receive, after the later of the Effective Time or the surrender of such stockholder's Certificate or Certificates (as defined in Section 2.01(d) hereof), from Parent, an amount in cash in lieu of such fractional share of Parent Common Stock equal to the product of such fraction multiplied by $1.8806 (rounded up or down to the nearest $.01). Parent will make available to the Exchange Agent (as defined in
Section 2.02 hereof) the cash necessary for the purpose of paying for fractional shares.

     (d) Parent Stock. All shares of Parent Common Stock into which the shares of YieldUP Common Stock are converted shall be fully paid and nonassessable and will have Parent Rights attached thereto in accordance with the Parent Rights Agreement (as such terms are defined in Section 4.02(a) hereof). All shares of YieldUP Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and holders of certificates which immediately prior to the Effective Time represented shares of YieldUP Common Stock (the "Certificates") shall cease to have any rights with respect thereto, except the right to receive the shares of Parent Common Stock and any cash to be issued or paid in consideration therefor upon the surrender of the Certificates in accordance with Section 2.02 hereof, without interest.

     (e) YieldUP Stock Options and Warrants. At the Effective Time, (i) all outstanding options to purchase YieldUP Common Stock (the "YieldUP Options") under the YieldUP 1995 Stock Option Plan (the "Prior Plan"), the YieldUP 1995 Stock Option Plan (the "YieldUP Stock Option Plan") and the YieldUP 1995 Outside Directors Stock Option Plan (the "YieldUP Directors Plan" and, together with the Prior Plan and the YieldUP Stock Option Plan, the "YieldUP Option Plans") will become options to purchase Parent Common Stock in accordance with Section 6.10 hereof and (ii) each outstanding warrant to acquire shares of YieldUP Common Stock will become a warrant to acquire shares of Parent Common Stock and cash, in accordance with Section 6.10 hereof.

     (f) Dissenters' Rights. Notwithstanding any provision of this Agreement to the contrary, any shares of YieldUP Common Stock outstanding immediately prior to the Effective Time held by a holder who has demanded and perfected the right, if any, for appraisal of those shares in accordance with the provisions of Section 262 of the Delaware Law and as of the Effective Time has not withdrawn or lost such right to such appraisal ("Dissenting Shares") shall not be converted pursuant to this Article II, but the holder shall only be entitled to such rights as are granted by the Delaware Law. If a holder of shares of YieldUP Common Stock who demands appraisal of those shares under the Delaware Law shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, such Dissenting Shares shall be converted into and represent only the right to receive, the Merger Consideration (and cash in lieu of fractional shares in accordance with Section 2.01(c) hereof). YieldUP shall give Parent (i) prompt notice of any written demands for appraisal of any shares of YieldUP Common Stock, attempted withdrawals of such demands, and any other instruments served pursuant to the Delaware Law and received by YieldUP relating to stockholders' rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the Delaware Law. YieldUP shall not, except with the prior written consent of

Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

     (g) Adjustments. The Share Consideration and Cash Consideration shall be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend, recapitalization, exchange, subdivision, combination of, or other similar change (including the exercise of any Parent Rights under the Parent Rights Agreement) in Parent Common Stock or YieldUP Common Stock following the date of this Agreement.

     2.02.  Exchange of Certificates.

     (a) Parent shall authorize Harris Trust and Savings Bank, or such other firm as is reasonably acceptable to YieldUP, to serve as exchange agent hereunder (the "Exchange Agent"). Promptly after the Effective Time, Parent shall deposit or shall cause to be deposited in trust with the Exchange Agent certificates representing the number of whole shares of Parent Common Stock to which the holders of YieldUP Common Stock are entitled pursuant to this Article II, together with cash sufficient to cover the aggregate Cash Consideration to be paid to holders of YieldUP Common Stock and to pay for fractional shares then known to Parent (such cash amounts and certificates being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall, pursuant to irrevocable instructions received from Parent, deliver the number of shares of Parent Common Stock and pay the amounts of cash provided for in this Article II out of the Exchange Fund. Additional amounts of cash, if any, needed from time to time by the Exchange Agent shall be provided by Parent and shall become part of the Exchange Fund. The Exchange Fund shall not be used for any other purpose, except as provided in this Agreement, or as otherwise agreed to by Parent and YieldUP prior to the Effective Time.

     (b) As soon as practicable after the Effective Time, the Exchange Agent shall mail and otherwise make available to each recordholder of the YieldUP Common Stock (except with respect to Dissenting Shares and shares held by Parent, Sub, and YieldUP) who, as of the Effective Time was a holder of a Certificate, a letter of transmittal (satisfactory in form and substance to Parent) and instructions for its use in effecting the surrender of the Certificate for payment therefor and conversion thereof. Delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon proper delivery of the Certificate to the Exchange Agent and the letter of transmittal shall so reflect. Upon surrender to the Exchange Agent of a Certificate, together with a letter of transmittal duly executed and properly completed, the holder of the Certificate shall be entitled to receive in exchange therefore (i) shares of Parent Common Stock and cash to which that holder of YieldUP Common Stock is entitled under Section 2.01(b) hereof (with such cash amount being rounded up or down to the nearest $.01), and (ii) as to any fractional share, a check representing the cash amount to which the holder is entitled under Section 2.01(c), and the Certificate so surrendered shall be marked "cancelled". No interest will be paid or accrued on any Cash Consideration or any cash in lieu of fractional shares payable upon surrender of the Certificate. Parent shall pay any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock provided that such certificate is issued in the name of the person in whose name the Certificate surrendered in exchange therefor is registered; provided, however, that Parent shall not pay any transfer or other tax if the obligation to pay such tax under applicable law is solely that of the stockholder or if payment of any such tax by Parent otherwise would cause the Merger to fail to qualify as a tax-free reorganization under the Code. If any portion of the consideration to be received pursuant to this Article II upon exchange of a Certificate is to be issued or paid to a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition of such issuance and payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock or a check representing the Cash Consideration or any cash for a fractional share to such other person, or establish to the satisfaction of the Exchange Agent that such tax has been paid or that no such tax is applicable. From the Effective Time until surrender in accordance with this
Section 2.02, each Certificate (other than Certificates representing treasury shares of YieldUP) shall be deemed, for all corporate purposes other than the payment of dividends or other distributions, to evidence only the right to receive the cash and Parent Common Stock into which such shares of YieldUP Common Stock shall have been so converted. No dividends that are otherwise payable on Parent Common Stock will be paid to persons entitled to receive Parent Common Stock until such persons surrender their Certificates. After such surrender, there shall be paid to the person in whose name the Parent Common Stock shall be issued any dividends on such Parent Common Stock that shall have a record date and payment date on or after the Effective Time and prior to such surrender. If the payment date for any such dividend is after the date of such surrender, such payment shall be made on such payment date. In no event shall the persons entitled to receive such dividends be entitled to receive interest on such dividends. All payments in respect of shares of YieldUP Common Stock that are made in accordance with the terms hereof shall be deemed to have been made in full satisfaction of all rights pertaining to such securities.

     (c) In case of any lost, mislaid, stolen, or destroyed Certificate, the holder thereof may be required, as a condition precedent to the delivery to such holder of the consideration described in Section 2.01 hereof and in accordance with Section 167 of the Delaware Law, to deliver to Parent a bond in such reasonable sum as Parent may direct as indemnity against any claim that may be made against the Exchange Agent, Parent, or Surviving Corporation with respect to the Certificate alleged to have been lost, mislaid, stolen, or destroyed.

     (d) After the Effective Time, there shall be no transfers on the stock transfer books of Surviving Corporation of the shares of YieldUP Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Surviving Corporation for transfer, they shall be canceled and exchanged for the consideration described in Section 2.01 hereof. After the Effective Time, the shares of YieldUP Common Stock shall be delisted from the Nasdaq Small Cap Market.

     (e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of YieldUP for one year after the Effective Time shall be returned to Parent, upon demand, and any holder of YieldUP Common Stock who has not theretofore complied with Section 2.02(b) hereof shall thereafter look only to Parent for issuance of the Merger Consideration to which such holder has become entitled pursuant to Section 2.01 hereof; provided, however, that neither the Exchange Agent nor any party hereto shall be liable to a holder of shares of YieldUP Common Stock for any amount required to be paid to a public official pursuant to any applicable abandoned property, escheat, or similar law.

                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF YIELDUP

     YieldUP represents and warrants to Parent and Sub that the statements contained in this Article III are true and correct as of the date hereof, except as set forth in the disclosure schedule delivered by YieldUP to Parent on or before the date of this Agreement (the "YieldUP Disclosure Schedule"). The YieldUP Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III and the disclosures in any paragraph, including appropriate cross references, shall qualify only the corresponding paragraph in this Article III. As used with respect to YieldUP or Parent, as the case may be, the term "Material Adverse Effect" means any change or effect that, individually or when taken together with all changes or effects that have occurred before the determination of the occurrence of the Material Adverse Effect, has had or is reasonably likely to have a material adverse effect on the business, operations, assets (including intangible assets), financial condition or results of operations of the party and its subsidiaries taken as a whole; provided, however, any disruption of customer or supplier relationships of a party arising primarily out of or resulting primarily from actions contemplated by the parties in connection with, or which is primarily attributable to the announcement of this Agreement or the transactions contemplated hereby shall not be considered when determining if a Material Adverse Effect has occurred.

     3.01. Organization of YieldUP. YieldUP is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. YieldUP has the corporate power to own its property and to carry on its business as now being conducted and as proposed to be conducted by YieldUP. YieldUP is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on YieldUP. YieldUP has delivered a true and correct copy of its Certificate of Incorporation and By-Laws, each as amended to date, to Parent.

     3.02. Company Capital Structure. The authorized capital stock of YieldUP consists of (i) 22,229,927 shares of YieldUP Common Stock (including 2,229,927 shares of Class A Common Stock), of which, as of the close of business on January 15, 1999, 8,256,476 shares were issued and outstanding (including 1,364,497 shares of Class A Common Stock), and (ii) 5,000,000 shares of Preferred Stock which are divisible into such classes and series, with such designations, voting rights, and other rights and preferences, as the Board of Directors of YieldUP (the "Board of Directors") may from time to time determine, of which, on the date hereof, there are no shares issued and outstanding and, except for 2,400 shares designated as Series A Convertible Preferred Stock, par value $.001 per share, no shares have been designated by the Board of Directors as to classes or series. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Certificate of Incorporation or By-Laws of YieldUP or any agreement to which YieldUP is a party or by which it is bound. As of the date hereof, YieldUP has reserved 1,284,465 shares of Common Stock for issuance to employees, directors, and consultants pursuant to the YieldUP Option Plans, of which 1,048,768 shares are subject to outstanding, unexercised options (the "YieldUP Options"). Schedule 3.02 of the YieldUP Disclosure Schedule sets forth for each outstanding YieldUP Option the name of the holder of such option, the number of shares subject to such option, the exercise price of such option, the vesting schedule of such option, whether or not such option qualifies as an incentive stock option and, if the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, an indication of the extent of such acceleration. Such list also describes any repricing of options which has taken place since YieldUP's incorporation. Except for the YieldUP Options and warrants to purchase, under warrant agreements described in Schedule
3.02 of the YieldUP Disclosure Schedule (the "Warrant Agreements"), an aggregate of not more than 4,157,860 shares of YieldUP Common Stock, there are no options, warrants, calls, rights, commitments, or agreements of any character to which YieldUP is a party or by which it is bound obligating YieldUP to issue, deliver, sell, repurchase, or redeem, or cause to be issued, delivered, sold, repurchased, or redeemed, any shares of capital stock of YieldUP or obligating YieldUP to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment, or agreement. Except as set forth in the YieldUP Disclosure Schedule, no adjustments to the purchase price, number or type of securities purchasable, or other terms of the Warrant Agreements or the warrants thereunder have been made or have been required to be made since the initial effective date of such Warrant Agreements or warrants. Except as set forth in the YieldUP Disclosure Schedule, YieldUP is not a party to and is not aware of, any voting agreement, voting trust, proxy, or other agreements or understandings with respect to the shares of capital stock of YieldUP or any agreement, arrangement or understanding providing for registration rights with respect to any shares of capital stock of YieldUP.

     3.03. Subsidiaries. YieldUP does not have and has never had any subsidiaries and does not otherwise own and, except as set forth in the YieldUP Disclosure Schedule, has never otherwise owned any shares of stock or any interest in, or control, directly or indirectly, any other corporation, partnership, association, joint venture or other business entity (excluding any securities in any publicly traded company held for investment by YieldUP and comprising less than one percent of the outstanding stock of such company).

     3.04. Authority. YieldUP has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of YieldUP, subject only to the approval of the Merger by YieldUP's stockholders as contemplated by Section 6.04 hereof. This Agreement has been duly executed and delivered by YieldUP and constitutes the valid and binding obligation of YieldUP, enforceable against YieldUP in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally, and subject, as to enforceability, to general principles of equity. Except as set forth in the YieldUP Disclosure Schedule, the execution and delivery of this Agreement by YieldUP does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or By-Laws of YieldUP, (ii) any YieldUP Material Contract (as defined in Section 3.14) or any YieldUP Authorization (as defined in Section 3.16) or (iii) any judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to YieldUP or its properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission, or other governmental authority or instrumentality ("Governmental Entity"), is required by or with respect to YieldUP in connection with the execution and

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

delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the Articles of Merger with the Secretary of State of the State of Minnesota, (ii) filings in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (iii) the filing of the Proxy Statement (as defined in Section 3.30 below) with the Securities and Exchange Commission (the "SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (iv) such consents, approvals, orders, authorizations, registrations, declarations, and filings as may be required under applicable federal and state securities laws and the laws of any foreign country.

     3.05.  SEC Filings; Financial Statements.

     (a) YieldUP has filed and made available to Parent all forms, reports, and documents required to be filed by YieldUP with the SEC since January 1, 1996 (including all exhibits, notes, and schedules thereto and documents incorporated by reference therein) (all such forms, reports, and documents, including any such forms, reports, and documents filed with the SEC after the date hereof, being collectively called the "YieldUP SEC Reports" and individually called a "YieldUP SEC Report"). The YieldUP SEC Reports (i) at the time filed, with respect to all of the YieldUP SEC Reports other than registration statements filed under the Securities Act of 1933, as amended (the "Securities Act"), or at the time of their respective effective dates, with respect to registration statements filed under the Securities Act, complied, and any YieldUP SEC Reports filed with the SEC after the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not, and any YieldUP SEC Reports filed after the date hereof will not, at the time filed or at the time of their respective effective dates, as the case may be (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated in such YieldUP SEC Reports or necessary in order to make the statements in such YieldUP SEC Reports, in the light of the circumstances under which they were made, not misleading. Since January 1, 1996, YieldUP has filed in a timely manner all forms, reports, and documents that it was required to file with the SEC under the Exchange Act and the rules and regulations of the SEC.

     (b) Each of the financial statements (including, in each case, any related notes) contained in the YieldUP SEC Reports at the time filed or at the time of their respective effective dates, as the case may be, complied, or will comply, as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was, or will be, prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-QSB of the SEC) and fairly presented, or will fairly present, the financial position of YieldUP at the respective dates and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments and the absence of complete footnote disclosure. YieldUP has provided Parent with YieldUP's unaudited financial statements as of and for the period ended December 31, 1998; such financial statements, including any related notes, are set forth in Schedule 3.05(b) of the YieldUP Disclosure Schedule (the "Unaudited Statements"). The Unaudited Statements comply as to form in all material respects with the applicable published rules and regulations of the

SEC with respect to financial statements included in a report on Form 10-KSB, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis with the consolidated financial statements of YieldUP contained in the YieldUP SEC Reports (except as may be indicated in the notes to the Unaudited Statements or as permitted by Form 10-KSB of the SEC) and fairly present the financial position of YieldUP at the date and the results of its operations and cash flows for the period indicated, except that the Unaudited Statements do not contain a statement of changes in cash flow and for the absence of complete footnote disclosure. The unaudited balance sheet of YieldUP as of December 31, 1998 is referred to herein as the "YieldUP Balance Sheet."

     3.06. Inventory. All inventories reflected on the YieldUP Balance Sheet and all inventories that have been acquired or produced since the date of the YieldUP Balance Sheet are stated in accordance with generally accepted accounting principles at the lower of cost or market. All raw materials, finished goods, parts, and work-in-progress inventories are of a quality and quantity usable by YieldUP in the ordinary course of its business, except for obsolete items, all of which have been written down on YieldUP's books of account to net realizable value or have been provided for by adequate reserves. All finished goods inventories reflected on the YieldUP Balance Sheet and all such inventories held on the date hereof and on the Closing Date are or are reasonably expected to be saleable in the ordinary course of YieldUP's business, net of reserves. Except as set forth in the YieldUP Disclosure Schedule, all inventories of YieldUP as of the date hereof are located at YieldUP's headquarters in Mountain View, California or at YieldUP's off-site storage facility located in Mountain View, California.

     3.07. No Undisclosed Liabilities. Except as set forth in the YieldUP Disclosure Schedule, YieldUP does not have any liabilities, either accrued or contingent (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles), and whether due or to become due, which individually or in the aggregate, (i) have not been reflected in YieldUP Balance Sheet, (ii) have not been specifically described in this Agreement, or (iii) are not normal or recurring liabilities incurred since December 31, 1998 in the ordinary course of business consistent with past practices.

     3.08.  No Changes.

     (a) Except as set forth in the YieldUP Disclosure Schedule, since the date of the YieldUP Balance Sheet there has not been, occurred or arisen any:

          (i) destruction or loss of any material assets of YieldUP (whether or not covered by insurance); or

          (ii) the commencement, notice, or threat of commencement of any domestic or foreign governmental proceeding against or investigation of YieldUP or its affairs.

     (b) Except as set forth in the YieldUP Disclosure Schedule, since the date of YieldUP Balance Sheet through the date of this Agreement YieldUP has not:

          (i) entered into any transaction except in the ordinary course of business as conducted on the date of YieldUP Balance Sheet;

          (ii) amended or changed the Certificate of Incorporation or By-Laws of YieldUP;

          (iii) made capital expenditures exceeding $25,000 individually or $100,000 in the aggregate;

          (iv) changed its accounting methods or practices (including any change in depreciation or amortization policies or rates);

          (v) revalued any of its assets;

          (vi) declared, set aside, or paid a dividend or other distribution with respect to the shares of YieldUP, or any direct or indirect redemption, purchase, or other acquisition by YieldUP of any of its shares of capital stock;

          (vii) increased the salary or other compensation (including stock-based compensation) payable or to become payable by YieldUP to any of its officers, directors, or employees, or the declaration, payment, or commitment or obligation of any kind for the payment, by YieldUP, of a bonus or other additional salary or compensation to any such person;

          (viii) acquired, sold, or transferred any asset of YieldUP other than in the ordinary course of business and consistent with past practices;

          (ix) made a loan to any person or entity, or guaranty by YieldUP of any loan, other than advances to employees for travel and business expenses in the ordinary course of business and consistent with past practices;

          (x) amended or terminated any contract, agreement or license of the type referred to in Section 3.14(a)-(q) to which YieldUP is a party, except for any amendments required by law or contemplated by this Agreement;

          (xi) waived or released any material right or claim of YieldUP, including any write-off or other compromise of any account receivable of YieldUP;

          (xii) issued or sold any of its shares of capital stock or any other of its securities, except for options granted under YieldUP Option Plans and as disclosed in Schedule 3.02 of the YieldUP Disclosure Schedule and except for issuance or sales as a result of exercises of stock options granted under YieldUP Option Plans;

          (xiii) experienced any labor trouble or received a claim of or committed a wrongful discharge or other unlawful labor practice or action;

          (xiv) experienced the termination by a third party or received notice from a third party of the termination of any contract, agreement or license of the type referred to in Section 3.14(a)-(q) to which YieldUP is a party;

          (xv) experienced a loss of services of any YieldUP personnel material to the conduct of the business of YieldUP;

          (xvi) incurred, assumed, or guaranteed any indebtedness for money borrowed other than borrowings incurred for working capital purposes under YieldUP's existing revolving credit facility; or

          (xvii) entered into any negotiations or otherwise agreed to do any of the things described in the preceding clauses (i) through (xv) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement).

     3.09  Taxes.

     (a) Definitions. For the purposes of this Agreement, the following definitions shall apply:

          (i) "Taxes" means any and all federal, state, local and foreign (including without limitation Canadian and provincial) taxes, assessments and other governmental charges, duties, impositions and liabilities, including without limitation those based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

          (ii) "Returns" means all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

     (b)  Tax Matters.  Except as set forth in Schedule 3.09:

          (i) All Returns required to be filed by or on behalf of YieldUP have been duly filed on a timely basis (taking into account extensions) and such Returns are true, complete and correct in all material respects.

          (ii) YieldUP (A) has paid all Taxes required to be paid in full on a timely basis, and (B) has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party.

          (iii) To the knowledge of YieldUP, there is no Tax deficiency outstanding or assessed against YieldUP. Further, YieldUP has not received any written notice of a proposed assessment of taxes, or executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax which is still in effect. No audit or other examination of any Return of YieldUP is presently in progress, and YieldUP has not been notified of any request for such an audit or other examination. There is not outstanding any power of attorney that is currently in force with respect to any matter relating to Taxes for which YieldUP could be liable.

          (iv) Except for those which have been accrued or reserved against on YieldUP Balance Sheet and those incurred in the ordinary course of business since December 31, 1998, YieldUP does not have any liabilities for unpaid Taxes, whether asserted or unasserted, contingent or otherwise, for or with respect to all periods prior to and including the Closing Date.

          (v) YieldUP has not ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code. Further, YieldUP has not ever been a party to a tax sharing or allocation agreement.

          (vi) There are no liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of YieldUP.

          (vii) None of the assets of YieldUP are treated as "tax-exempt use property" within the meaning of Section 168(h) of the Code. YieldUP is not a "consenting corporation" under Section 341(f) of the Code. There is no contract, agreement, plan or arrangement covering any employee or former employee of YieldUP that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G or 162 of the Code. YieldUP has never been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code, and the Buyer is not required to withhold tax by reason of
     Section 1445 of the Code. All transactions that could give rise to an understatement of federal income tax within the meaning of Section 6662 of the Code have been disclosed in accordance with Section 6662 of the Code. No indebtedness of YieldUP is "corporate acquisition indebtedness" within the meaning of Section 279(b) of the Code. YieldUP is not required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by YieldUP nor, to the knowledge of YieldUP, has the IRS proposed any such adjustment or change in accounting method.

     3.10. Restrictions on Business Activities. There is no agreement, judgment, injunction, order, or decree binding upon YieldUP which has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of YieldUP.

     3.11. Title to Properties; Absence of Permitted Liens and Encumbrances; Condition of Equipment.

     (a) Schedule 3.11(a) of the YieldUP Disclosure Schedule sets forth a true and complete list of all real property owned or leased by YieldUP, and, in the case of leased real property, the name of the lessor, the date of the lease and each amendment thereto and the aggregate annual rental or other fee payable under any such lease. All such leases are in good standing, valid, and effective in accordance with their respective terms, and there is not, under any such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a default and in respect of which YieldUP has not taken adequate steps to prevent such default from occurring).

     (b) Except as set forth in YieldUP Disclosure Schedule, YieldUP has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used in its business, free and clear of any mortgages, liens, pledges, charges, restrictions, encroachments, rights of third parties or other encumbrances of any kind or character (each a "Lien" and, collectively "Liens"), except (i) liens for current taxes not yet due and payable, (ii) inchoate mechanic's, warehousemen's, materialmen's, or similar liens or rights in the ordinary course of business, (iii) liens, encumbrances, restrictions, encroachments, and easements, all with respect to tangible properties which were not incurred with the borrowing of money or the obtaining of advances or credit and which do not materially detract the value of or materially interfere with the present use of the property subject thereto or effected thereby, or otherwise materially impair present business operations at such properties, and
(iv) existing mortgages, liens, and encumbrances disclosed in the YieldUP Balance Sheet (collectively, "Permitted Liens").

     (c) Schedule 3.11(c) of the YieldUP Disclosure Schedule lists all equipment owned, with either an original purchase price or current book value of $25,000 or more, and leased by YieldUP, reflecting the location of such items and whether they are owned or leased. The equipment owned or leased by YieldUP, taken as a whole, is (i) adequate for the conduct of the business of YieldUP consistent with its past practice,
(ii) suitable for the uses to which it is currently employed, (iii) in good operating condition subject to normal wear and tear, (iv) reasonably maintained, and (v) not unreasonably dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business.

     3.12. Intellectual Property. YieldUP owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, mask works, schematics, technology, know-how, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material that are used by YieldUP. Schedule 3.12(a) of the YieldUP Disclosure Schedule lists all patents, registered trademarks and service marks, registered copyrights, trade names and any applications therefor, which relate to or are a part of YieldUP's products (the "YieldUP Intellectual Property Rights"), and specifies the jurisdictions in which each such YieldUP Intellectual Property Right has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners. Schedule 3.12(b) includes and specifically identifies all third party patents, trademarks, or copyrights (including software) (the "Third Party Intellectual Property Rights") which to YieldUP's knowledge are incorporated in, or form a part of, any YieldUP product. Schedule 3.12(b) lists (i) any requests YieldUP has received to make any application or registration for patent, copyright, trademark, or servicemark protection of YieldUP or Third Party Intellectual Property Rights, including the identity of the requestor and the item requested to be so applied for or registered, and the jurisdiction for which such request has been made; (ii) all licenses, sublicenses, and other agreements as to which YieldUP is a party and pursuant to which any person is authorized to use any YieldUP Intellectual Property Right or any trade secret of YieldUP; and (iii) all licenses, sublicenses, and other agreements as to which YieldUP is a party and pursuant to which YieldUP is authorized to use any Third Party Intellectual Property Rights, or other trade secret of a third party in or as any product, and includes the identity of all parties thereto, a description of the nature and subject matter thereof, the applicable royalty and the term thereof (other than non-negotiated licenses of generally available commercial software).

     YieldUP is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any license, sublicense or agreement described on Schedule 3.12(b). Except as set forth in the YieldUP Disclosure Schedule, no claims with respect to YieldUP Intellectual Property Rights, any trade secret of YieldUP, or Third Party Intellectual Property Rights to the extent arising out of any use, reproduction, or distribution of such Third Party Intellectual Rights by or through YieldUP, have been asserted or, to the knowledge of YieldUP, are threatened by any person, nor does YieldUP know of any grounds for any bona fide claims (i) to the effect that the manufacture, sale, licensing, or use of any product as now used, sold, or licensed or proposed for use, sale, or license by YieldUP infringes on any copyright, patent, trademark, service mark, or trade secret; (ii) against the use by YieldUP of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how, or computer software programs and applications used in YieldUP's business as currently conducted or as proposed to be conducted by YieldUP; (iii) challenging the ownership, validity, or effectiveness of any of YieldUP Intellectual Property Rights or other trade secret of YieldUP; or
(iv) challenging YieldUP's license or legally enforceable right to use of the Third Party Intellectual Property Rights.

     All registered trademarks, service marks, and copyrights held by YieldUP are valid and subsisting. Except as set forth in the YieldUP Disclosure Schedule, to YieldUP's knowledge, there is no unauthorized use, disclosure, infringement, or misappropriation of any of YieldUP Intellectual Property Rights, any trade secret of YieldUP, or any Third Party Intellectual Property Right to the extent licensed by or through YieldUP, by any third party, including any employee or former employee of YieldUP. Except as set forth in the YieldUP Disclosure Schedule, YieldUP (i) has not been sued or charged in writing as a defendant in any claim, suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, or copyrights or violation of trade secret or other proprietary right of any third party; (ii) has no knowledge of any basis for any such charge or claim; and (iii) has no knowledge of any infringement liability with respect to, or infringement or violation by, YieldUP of any patent, trademark, service mark, copyright, trade secret or other proprietary right of another.

     No YieldUP Intellectual Property Right, trade secret material to YieldUP or, to YieldUP's knowledge, Third Party Intellectual Property Right is subject to any outstanding order, judgment, decree, stipulation, or agreement restricting in any manner the licensing thereof by YieldUP. YieldUP has not entered into any agreement to indemnify any other person against any charge of infringement of any YieldUP Intellectual Property Right, any trade secret of YieldUP, or any Third Party Intellectual Property Right. Set forth in Schedule
3.12 of the YieldUP Disclosure Schedule is a list of all infringement, noninfringement, validity and invalidity opinions and analyses received or prepared by YieldUP or its agents or representatives regarding YieldUP Intellectual Property Rights or Third Party Intellectual Property Rights. Complete copies of all such opinions and analyses have been provided to Parent.

     3.13. Product Warranties and Claims. All products heretofore sold by YieldUP during the two years preceding the date hereof have been in conformity with all applicable contractual commitments and all express and implied warranties, and YieldUP does not have any liability for replacement or repair of such products or other damages in connection therewith, subject only to the reserve for product warranty claims set forth in the YieldUP Balance Sheet and to ordinary course customer servicing (consistent with industry practices). To YieldUP's knowledge, the accrual for warranty related expenses as of December 31, 1998 contained in the YieldUP Balance Sheet adequately reflects, and at the Closing Date will adequately reflect, an amount required for satisfaction of warranty claims due in respect of goods sold or services provided by YieldUP prior to such date. Such provision has been established in accordance with generally accepted accounting principles. Except for the matters set forth in the YieldUP Disclosure Schedule, YieldUP has not received any written complaint (that remains unresolved) to the effect that (i) goods sold or services supplied by YieldUP failed to meet the quality standards or warranty obligations applicable to the agreements, contracts, or purchase orders under which such products or services were supplied or (ii) YieldUP failed to meet its obligation to service any products sold or serviced by YieldUP, that if found to be valid would constitute a liability of YieldUP in excess of $25,000 for parts, labor and other related expenses.

     3.14. Agreements, Contracts and Commitments. As of the date of this Agreement, except for Employee Plans (as defined in Section 3.26 hereof), as contemplated by this Agreement or as set forth on the YieldUP Disclosure Schedule, YieldUP does not have and is not a party to the following agreements (or group of related agreements), whether written or oral (collectively, the "YieldUP Material Contracts"):

     (a)  any collective bargaining agreement;

     (b) any agreements that contain any unpaid severance liabilities or obligations;

     (c) any bonus, deferred compensation, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;

     (d) any employment or consulting agreement, contract, or commitment with an employee or individual consultant or salesperson or consulting or sales agreement, contract, or commitment with a firm or other organization not terminable by YieldUP on 30 days' notice without liability except to the extent of applicable local law and/or general principles of wrongful termination law may limit YieldUP's ability to terminate such employees;

     (e) agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan, or stock purchase plan, any of the benefits of which will be increased, or the vested benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

     (f)  any fidelity or surety bond or completion bond;

     (g) any lease of personal property having a value individually in excess of $25,000;

     (h)  any agreement of indemnification or guaranty;

     (i) any agreement, contract, or commitment containing any covenant limiting the freedom of YieldUP to engage in any line of business or compete with any person;

     (j) any agreement, contract, or commitment relating to capital expenditures and involving future obligations in excess of $25,000;

     (k) any agreement, contract or commitment relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture, or other business enterprise;

     (l) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit, including guaranties referred to in clause (h) hereof;

     (m) any purchase order or contract for the purchase of raw materials or acquisition of assets involving $50,000 or more;

     (n)  any construction contracts;

     (o) any distribution, original equipment manufacturing, sales representation, joint marketing, or development agreement;

     (p) any purchase order for the sale of Company products (other than for spare parts) involving $50,000 or more (identified by invoice number, dollar amount and scheduled shipment date); or

     (q) any other agreement, contract, or commitment which involves $25,000 or more and is not cancelable without penalty within thirty (30) days.

     Schedule 3.14(a) of the YieldUP Disclosure Schedule contains a complete and accurate description of any of the above that constitute oral agreements or oral modifications, amendments or interpretations of oral agreements. Except for such breaches or alleged breaches noted in the YieldUP Disclosure Schedule, YieldUP has not breached, or received any claim or threat that it has breached, any of the terms or conditions of any YieldUP Material Contract in such a manner as would permit any other party to cancel or terminate the same or would permit any other party to seek damages from YieldUP. Each YieldUP Material Contract is in full force and effect and, except as otherwise disclosed, is not subject to any default thereunder of which YieldUP is aware by any party obligated to YieldUP pursuant thereto. Except as set forth in the YieldUP Disclosure Schedule, no YieldUP Material Contract of the type referred to in Section 3.14(o) contains any grant of exclusive territory.

     3.15. Interested Party Transactions. Except as set forth on the YieldUP Disclosure Schedule or in the YieldUP SEC Reports, no officer, director or stockholder of YieldUP who owns at least 5% of the outstanding YieldUP Common Stock (nor any ancestor, sibling, descendant or spouse of any of such persons, or any trust, partnership or corporation in which any of such persons has or has had an interest), has or has had, directly or indirectly, (i) an interest in any entity which furnished or sold, or furnishes or sells, services or products that YieldUP furnishes or sells, or proposes to furnish or sell, or (ii) any interest in any entity that purchases from or sells or furnishes to, YieldUP, any goods or services or (iii) a beneficial interest in any YieldUP Material Contract; provided, that ownership of no more than one percent of the outstanding voting stock of a publicly traded corporation shall not be deemed an "interest in any entity" for purposes of this Section 3.15.

     3.16. Governmental Authorization. Schedule 3.16 of the YieldUP Disclosure Schedule sets forth an accurate list of each material federal, state, county, local, or foreign governmental consent, license, permit, grant, or other authorization issued to YieldUP by a Governmental Entity (i) pursuant to which YieldUP currently operates or holds any interest in any of its properties or
(ii) which is required for the operation of its business or the holding of any such interest (herein collectively called "YieldUP Authorizations"), which YieldUP Authorizations are in full force and effect and constitute all YieldUP Authorizations required to permit YieldUP to operate or conduct its business or hold any interest in its properties.

     3.17. Litigation. Except as disclosed on the YieldUP Disclosure Schedule, there is no action, suit or legal, administrative, arbitration or other proceeding pending, filed, initiated or, to YieldUP's knowledge, threatened by or against YieldUP, its properties or any of its officers or directors, nor, to the knowledge of YieldUP, is there any basis therefor. To the knowledge of YieldUP and except as set forth on the YieldUP Disclosure Schedule, there is no investigation pending or threatened against YieldUP, its properties or any of its officers or directors (nor is there any basis therefor) before or by any Governmental Entity (including the National Association of Securities Dealers, Inc.). No Governmental Entity has at any time challenged or questioned the legal right of YieldUP to manufacture, offer, or sell any of its products in the present manner or style thereof.

     3.18. Accounts Receivable. All accounts receivable of YieldUP shown on the YieldUP Balance Sheet arose in the ordinary course of business at the aggregate amounts thereof, are collectible except to the extent of reserves shown on YieldUP Balance Sheet (and, for accounts arising after December 31, 1998, to an extent consistent with past reserve practices) and are carried at values determined in accordance with generally

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accepted accounting principles consistently applied on a reasonable basis. None of the accounts receivable of YieldUP is subject to any claim of offset, recoupment, setoff, or counter-claim and, to the knowledge of YieldUP, there are no facts or circumstances (whether asserted or unasserted) that would give rise to any such claim. No distributor of YieldUP is entitled, contractually or otherwise, to return any YieldUP products that are subject of an account receivable for any full or partial refund or credit. No accounts receivable are contingent upon the performance by YieldUP of any obligation or contract. No person has any Lien on any of such accounts receivable, and no agreement for deduction or discount has been made with respect to any of such receivables.

     3.19. Bank Accounts; Guaranties; Powers of Attorney. Schedule 3.19 of the YieldUP Disclosure Schedule identifies (i) the name of each bank, financial, or other institution in which YieldUP has an account or safe deposit box or in which any assets of YieldUP are deposited, including with the names of all persons authorized to draw thereon or to have access thereto, (ii) all guaranties, endorsements, or indemnifications by YieldUP of any person, firm or corporation and (iii) the names of all persons holding powers of attorney for YieldUP.

     3.20. Customers. Schedule 3.20 identifies each of YieldUP's customers which accounted for at least five percent of total sales for each of the fiscal years ended December 31, 1996, 1997 and 1998, and sets forth the total dollar volume of goods and services purchased from YieldUP by such customers during each period (each customer named on Schedule 3.20, a "Significant Customer"). YieldUP has not been notified that any customer that was a Significant Customer in 1998 has terminated its relationship with YieldUP or intends not do business with YieldUP.

     3.21. Suppliers. Schedule 3.21 of the YieldUP Disclosure Schedule identifies each of YieldUP's suppliers which accounted for at least five percent of total goods and services purchased by YieldUP for each of the fiscal years ended December 31, 1996, 1997 and 1998, and sets forth the total dollar volume of goods and services purchased by YieldUP from such suppliers during each period (each supplier named on Schedule 3.21, a "Significant Supplier"). YieldUP has not been notified, that any supplier that was a Significant Supplier in 1998 has terminated its relationship with YieldUP or intends not do business with YieldUP.

     3.22. Minute Books. Except as set forth on the YieldUP Disclosure Schedule, the minute books of YieldUP made available to counsel for Parent contain complete and accurate minutes of all meetings or actions by written consent of directors and shareholders of YieldUP since the time of incorporation of YieldUP, and reflect all transactions referred to in such minutes accurately.

     3.23.  Environmental Matters.

     (a) YieldUP is in compliance as of the date hereof with (and have been at all times prior to the date hereof in compliance with) all laws, rules, regulations, orders, ordinances, judgments, decrees and other legal requirements relating to pollution or the protection of human health or the environment (the "Environmental Laws").

     (b) YieldUP possesses and is in compliance with all permits, licenses, certificates, franchises and other authorizations relating to the Environmental Laws necessary to conduct its business. YieldUP has delivered to Parent correct and complete copies of all such permits, licenses, certificates, franchises and other authorizations.

     (c) Except as authorized by a YieldUP Authorization, the operations of YieldUP have not resulted in any release of Hazardous Substances (as defined below) on any real property that has ever been owned, leased or otherwise operated by YieldUP.

     (d) To the knowledge of YieldUP, there are not present in, on or under any real property that has ever been owned, leased or otherwise operated by YieldUP any Hazardous Substances (as defined below) in such form or quantities so as to create any liability or obligation under any Environmental Law or any other liability for YieldUP. To the knowledge of YieldUP, YieldUP has no liability or potential liability under any Environmental Law with respect to the disposal of any Hazardous Substances, whether at any property owned or leased by the Seller or at any other location.

     (e) There are no Environmental Claims (as defined below) pending or, to the knowledge of YieldUP, threatened against YieldUP. There are no past or present actions, activities, circumstances, conditions, events or incidents, that could form the basis of any Environmental Claim against YieldUP or against any person or entity whose liability for such Environmental Claim YieldUP has or may have retained or assumed either contractually or by operation of law.

     (f) Consummation of the transactions contemplated by this Agreement will not constitute or result in a violation of any Environmental Law.

     (g) (i) There is no asbestos contained in or forming a part of any building or structure on real property owned or leased by YieldUP that could result in any material liability for YieldUP or that could have a material adverse effect on the value or marketability of such building or structure; (ii) no polychlorinated biphenyls are used or stored at any real property owned or leased by YieldUP or contained in any personal property owned, leased or operated by YieldUP; (iii) YieldUP does not own or operate (and has never owned or operated) any underground storage tanks regulated under the Environmental Laws, and (iv) to the knowledge of YieldUP, no aboveground or underground storage tanks regulated under the Environmental Laws are located on (or have ever been located on) any real property owned or leased by YieldUP.

     (h) YieldUP has not at any time transported to, or disposed of in, any landfill or other facility any Hazardous Materials, which transportation or disposal (under laws presently applicable to the landfill or other facility) could result in any material liability for YieldUP.

     (i) As used in this Section 3.23, the following terms shall have the following meanings:

          (i) "Hazardous Substances" means pollutants, contaminants, hazardous substances, hazardous wastes, petroleum and fractions thereof, and all other chemicals, wastes, substances and materials listed in, regulated by any Environmental Law or defined or designated as hazardous, extremely hazardous or toxic under any Environmental Law.

          (ii) "Environmental Claim" means any notice by a person or entity alleging potential liability (including, without limitation, potential liability for any investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (1) the presence, or release into the environment, of any Hazardous Substances at

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

     any location, whether or not owned by YieldUP or (2) circumstances forming the basis of a violation, or alleged violation, of any Environmental Law.

     3.24. Brokers' and Finders' Fees. Except as disclosed on the YieldUP Disclosure Schedule with respect to Needham & Company, Incorporated, YieldUP has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.25. Labor Matters. Schedule 3.25 of the YieldUP Disclosure Schedule lists all current officers and management level employees of YieldUP (and their respective titles). Except as set forth in the YieldUP Disclosure Schedule, there are no material pending claims against YieldUP under any workers compensation plan or policy or for short term or long term disability. YieldUP has fully complied with all applicable provisions of COBRA and has no obligations with respect to any former employees or qualified beneficiaries thereunder, except as set forth in the YieldUP Disclosure Schedule. YieldUP has not given to or received from any current employee of YieldUP notice of termination of employment. There is no collective bargaining unit representing any of YieldUP's employees. To the knowledge of YieldUP, no petition has been filed and is pending with the National Labor Relations Board by any labor organization or any group of employees for an election or certification regarding the representation of any group of employees by a labor organization, nor to the knowledge of YieldUP is there at present any solicitation or campaign by any labor organization or employee for the representation of YieldUP's employees by a labor organization.

     3.26.  Employee Benefit Plans.

     (a) Schedule 3.26(a) of the YieldUP Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance, and other similar employee benefit plans, programs, or arrangements, and any current or former employment or executive compensation or severance agreements, written or otherwise, for the benefit of, or relating to, any current or former employee of YieldUP or any trade or business (whether or not incorporated) which is a member or which is under common control with YieldUP (an "ERISA Affiliate") within the meaning of Section 414(b), (c), (m) or (o) of the Code, or any subsidiary of YieldUP under which YieldUP or an ERISA Affiliate has or could have any obligations or liability (together, the "Employee Plans").

     (b) Except as disclosed on the YieldUP Disclosure Schedule, (i) none of the Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person except as required by applicable law, including but not limited to COBRA; (ii) all Employee Plans are in compliance in all material respects with the requirements prescribed by any and all applicable statutes (including ERISA and the Code, except for the adoption of certain amendments to conform to changes made by recent legislation provided that the time period for adopting such amendments has not yet expired), orders, or governmental rules and regulations currently in effect with respect thereto (including all applicable requirements for notification to participants or beneficiaries or the Department of Labor, Internal Revenue Service (the "IRS") or Secretary of the Treasury), and YieldUP has performed all obligations required to be performed by it under, is not in default under or violation of, and has no knowledge of any default or violation by any other party to, any of the Employee Plans; (iii) no Employee Plan is or within the prior six

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

years has been subject to, and YieldUP has not incurred, and does not expect to incur, any liability under, Title IV of ERISA or Section 412 of the Code; and
(iv) neither YieldUP, any ERISA Affiliate nor any Employee Plan is subject to any excise tax or any similar tax or penalty under the Code or ERISA.

     (c) None of the following now exists or has existed within the six-year period ending on the date hereof with respect to any Employee Plan: (i) any act or omission by YieldUP constituting a violation of Section 402, 403, 404 or 405 of ERISA; (ii) any act or omission by YieldUP which constitutes a violation of Sections 406 and 407 of ERISA and is not exempted by Section 408 of ERISA or which constitutes a violation of Section 4975(c) of the Code and is not exempted by Section 4975(d) of the Code; (iii) any act or omission by YieldUP constituting a violation of Section 503, 510 or 511 of ERISA; or (iv) any act or omission by YieldUP which could give rise to liability under Section 502 of ERISA.

     (d) Each Employee Plan has been maintained in substantial compliance with its terms, and all contributions, premiums, or other payments due from YieldUP to (or under) any such Employee Plan have been fully paid or are adequately provided for on the YieldUP Balance Sheet. All accruals thereon (including, where appropriate, proportional accruals for partial periods) have been made in accordance with generally accepted accounting principles consistently applied on a reasonable basis. Except as set forth in the YieldUP Disclosure Schedule, there has been no amendment, written interpretation, or announcement (whether or not written) by YieldUP with respect to, or change in employee participation or coverage under, any Employee Plan that would increase the expense of maintaining such plans or arrangements, individually or in the aggregate, above the level of expense incurred with respect thereto for the most recently-ended fiscal year.

     (e) YieldUP has made available to Parent complete, accurate and current copies of all Employee Plans and all amendments, documents, correspondence and filings relating thereto, including but not limited to any statements, filings, reports, or returns filed with any Governmental Entity with respect to the Employee Plans.

     3.27. Insurance. Schedule 3.27 of the YieldUP Disclosure Schedule sets forth an accurate list of all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers, and directors of YieldUP. There is no claim by YieldUP pending under any of such policies or bonds as to which coverage has been questioned, denied, or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and YieldUP is otherwise in full compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). To YieldUP's knowledge, such policies of insurance and bonds are of the type and in amounts customarily carried by persons conducting businesses similar to those of YieldUP. YieldUP has no knowledge of any threatened termination of, or premium increase with respect to, any of such policies.

     3.28. Compliance With Laws. YieldUP has complied in all material respects with, is not in material violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law, or regulation with respect to the conduct of its business, or the ownership or operation of its business.

     3.29. Third Party Consents. Except as set forth in the YieldUP Disclosure Schedule, no consent or approval is needed from any third party in order to effect the Merger, this Agreement or any of the transactions contemplated hereby.

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

     3.30. Registration Statements; Proxy Statement. The information concerning YieldUP supplied by YieldUP for inclusion in the Registration Statement (as defined in Section 4.08) shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information concerning YieldUP supplied by YieldUP for inclusion in the proxy statement/prospectus to be sent to the stockholders of YieldUP in connection with the meeting of YieldUP's stockholders to consider the Merger and this Agreement (the "YieldUP Stockholders' Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement,") shall not, on the date the Proxy Statement is first mailed to YieldUP's stockholders, at the time of YieldUP Stockholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for YieldUP Stockholders' Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to YieldUP or any of its affiliates, officers or directors should be discovered by YieldUP which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, YieldUP shall promptly inform Parent and Sub. Notwithstanding the foregoing, YieldUP makes no representation or warranty with respect to any information concerning Parent or Sub supplied by Parent or Sub which is contained in any of the foregoing documents.

     3.31. Complete Copies of Materials. All documents made available to Parent or its counsel in connection with their legal and accounting review of YieldUP are true and complete copies thereof.

     3.32. Year 2000. The YieldUP SEC Reports describe the efforts undertaken to date by YieldUP with a view to assuring that its business is Millennium Compliant (as hereinafter defined) prior to December 31, 1999. YieldUP has no reason to believe that YieldUP is not Millennium Compliant. YieldUP has not received notice from any Significant Customer or Supplier indicating that such customer or supplier will not be Millennium Compliant and experience problems related thereto that could have a Material Adverse Effect on YieldUP. "Millennium Compliant" means that all software, hardware and associated devices material to the conduct of a company's business will operate without error relating to date data, including but not limited to any error relating to or product of date data which represents references to different centuries or more than one century or utilizes a four digit year code or format.

     3.33. Opinion of Financial Advisor. The financial advisor of YieldUP, Needham & Company, Incorporated, has delivered to the Board of Directors of YieldUP an opinion dated the date of this Agreement that, from a financial point of view, the consideration to be offered to the stockholders of YieldUP in the Merger contemplated hereby is fair.

     3.34. Voting Agreements. YieldUP has delivered to Parent an Agreement (the "YieldUP Affiliate Agreement"), in substantially the form of Exhibit 3.34(a) hereto, from, and executed by, each of Raj Mohindra and Suraj Puri and any entity controlled thereby (each a "YieldUP Affiliate"), by which each YieldUP Affiliate agrees, among other things, (i) to vote any shares of YieldUP Common Stock for which they have voting power in favor of the Merger in any stockholder vote to obtain approval to proceed with

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

the Merger, (ii) to not sell or otherwise dispose of any shares of Parent Common Stock for a period of 180 days after the Effective Time and (iii) in the event such YieldUP Affiliate is a representative of an institution that holds any shares of YieldUP Common Stock, to use his or her best efforts to ensure that such institutions comply with the terms and conditions of such YieldUP Affiliate Agreement. In addition, YieldUP will deliver to Parent prior to the Closing an agreement, substantially in the form of Exhibit 3.34(b) hereto, from, and executed by, each officer and director of YieldUP, by which such person agrees to comply with the applicable requirements of Rule 145 promulgated under the Securities Act.

     3.35 Disclosure. No representation or warranty of YieldUP in this Agreement or any document, exhibit, statement, certificate, or schedule furnished or to be furnished to the Parent pursuant hereto, contains or will contain any untrue statement of a material fact, or omits or will omit any material fact necessary to make the statements therein not misleading.

                                   ARTICLE IV

                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

     Parent and Sub jointly and severally represent and warrant to YieldUP that the statements contained in this Article IV are true and correct as of the date hereof, except as set forth in the disclosure schedule delivered by Parent to YieldUP on or before the date of this Agreement (the "Parent Disclosure Schedule"). The Parent Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV and the disclosure in any paragraph, including appropriate cross references, shall qualify only the corresponding paragraph in this Article IV.

     4.01. Organization, Standing and Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota. Each of Parent and Sub has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified would have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole. Parent has delivered a true and correct copy of the Articles of Incorporation and By-Laws of Parent and the Articles of Incorporation and By-Laws of Sub, each as amended to date, to YieldUP.

     4.02.  Capital Structure.

     (a) The authorized capital stock of Parent consists of 50,000,000 shares of Parent Common Stock, of which, as of the close of business on January 19, 1999, 23,229,905 shares were issued and outstanding, and 10,000,000 shares of Preferred Stock, no par value, none of which, as of the date hereof, is issued and outstanding. All of the issued and outstanding shares of capital stock of Parent and its subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and were not granted in violation of any statutory preemptive rights. There are no outstanding subscriptions, options, warrants, calls, or other agreements or commitments under which Parent or any subsidiary is or may become obligated to issue, sell, transfer, or otherwise dispose of, or purchase, redeem, or otherwise acquire, any shares of capital stock of, or other equity interests in, Parent or any

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subsidiary, and there are no outstanding securities convertible into or exchangeable for any such capital stock or other equity interests, except for
(i) options to purchase up to an aggregate of 2,345,695 shares (as of the date hereof) of Parent Common Stock, (ii) shares of Parent Common Stock issuable in accordance with Parent's Employee Stock Purchase Plan, (iii) up to 100,000 shares of Parent Common Stock issuable under a warrant agreement between Parent and Aspect, Inc., and (iv) the Rights Agreement dated as of May 22, 1997 between Parent and Harris Trust and Savings Bank, as amended (the "Parent Rights Agreement"), under which each outstanding share of Parent Common Stock has attached to it certain rights (the "Parent Rights"), including rights under certain circumstances to purchase one one-hundredth of a share of Parent Series A Junior Participating Preferred Shares at $90 per share, subject to adjustment. There are no stock appreciation rights, phantom stock rights, or performance shares outstanding with respect to Parent or any of its subsidiaries. Except as set forth in the Parent Disclosure Schedule, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock of every class of each subsidiary, free and clear of all liens, security interests, pledges, charges, and other encumbrances. There are no voting trusts or other agreements or understandings to which Parent or any of its subsidiaries is a party or of which Parent otherwise has knowledge with respect to the voting of the capital stock of Parent or its subsidiaries.

     (b) The shares of Parent Common Stock to be issued pursuant to the Merger, when issued in accordance with this Agreement, the Merger Agreement, and the applicable provisions of Delaware Law will be duly authorized, validly issued, fully paid, and nonassessable.

     4.03. Authority. Parent and Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by Parent and Sub and constitutes the valid and binding obligations of Parent and Sub enforceable against Sub in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors' rights generally, and subject, as to enforceability, to general principles of equity. Except as set forth in the Parent Disclosure Schedule, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation or breach of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Articles of Incorporation or By-Laws of Parent or the Certificate of Incorporation or By-Laws of Sub or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or its properties or assets, except in the case of (ii) above, for such conflicts, violations, breaches, defaults, rights, or losses which would not prevent or delay consummation of the Merger, or otherwise prevent Parent or Sub from performing its respective obligations under this Agreement, and which would not, individually or in the aggregate, have a material adverse effect on the business, operations, assets (including intangible assets), financial condition or results of operations of Parent and its subsidiaries, taken as a whole. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent and Sub

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

or the consummation by Parent or Sub of the transactions contemplated hereby, except for (i) the filing of the Merger Agreement with the Secretary of State of the State of Delaware, (ii) filings in connection, or in compliance, with the provisions of the HSR Act, (iii) the filing of the Registration Statement and Proxy Statement with the SEC, the filing of a Form 8-K with the SEC after the Closing Date, or any filings as may be required under applicable state securities laws and the laws of any foreign country, and (v) where failure to obtain such consents, approvals, orders, authorizations, registrations, or declarations, or to make such filings, would not prevent or delay consummation of the Merger, or otherwise prevent Parent or Sub from performing its respective obligations under this Agreement, and would not, individually or in the aggregate, have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole.

     4.04.  SEC Filings; Financial Statements.

     (a) Parent has filed and made available to YieldUP all forms, reports, and documents required to be filed by Parent with the SEC since August 27, 1995 (including all exhibits, notes, and schedules thereto and documents incorporated by reference therein)(all such forms, reports, and documents, including any such forms, reports, and documents filed with the SEC after the date hereof, being collectively called the "Parent SEC Reports" and individually called a "Parent SEC Report"). The Parent SEC Reports (i) at the time filed, with respect to all of the Parent SEC Reports other than registration statements filed under the Securities Act, or at the time of their respective effective dates, with respect to registration statements filed under the Securities Act, complied, and any Parent SEC Report filed with the SEC after the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not, and any Parent SEC Report filed after the date hereof will not, at the time filed or at the time of their respective effective dates, as the case may be (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Parent SEC Reports or necessary in order to make the statements in such Parent SEC Reports, in the light of the circumstances under which they were made, not misleading. Since August 27, 1995, Parent has filed in a timely manner all forms, reports, and documents that it was required to file with the SEC under the Exchange Act and the rules and regulations of the SEC. None of Parent's subsidiaries is required to file any forms, reports, or other documents with the SEC.

     (b) Each of the consolidated financial statements (including, in each case, any related notes) contained in the Parent SEC Reports at the time filed or at the time of their respective effective date, as the case may be, complied, or will comply, as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was, or will be, prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly presented, or will fairly present, the consolidated financial position of Parent and its subsidiaries at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments.

     4.05. No Material Adverse Change. Except as disclosed in the Parent SEC Reports or in the Parent Disclosure Schedule, from the date of the balance sheet included in the

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

Parent's most recently filed report on Form 10-Q through the date of this Agreement, Parent has conducted its business in the ordinary course and there has not occurred: (a) any material adverse change in the financial condition, liabilities, assets, or business of Parent and its subsidiaries, taken as a whole; (b) any amendments or changes in the Articles of Incorporation or By-Laws of Parent; (c) any damage to, destruction or loss of any assets of the Parent (whether or not covered by insurance) that materially and adversely affects the financial condition or business of Parent and its subsidiaries, taken as a whole; (d) any sale of a material amount of property of Parent, except in the ordinary course of business; or (e) any adverse change of a character that would be required to be disclosed in the next Form 10-Q or Form 10-K required to be filed by Parent.

     4.06. Litigation. There is no action, suit, proceeding, claim, arbitration, or investigation pending, or as to which Parent has received any notice of assertion nor, to Parent's knowledge, is there a reasonable basis to expect such notice of assertion, against Parent which in any manner challenges or seeks to prevent, enjoin, alter, or materially delay any of the transactions contemplated by this Agreement. Except as disclosed in the Parent SEC Reports or in the Parent Disclosure Schedule, there is no suit, action or proceeding pending, or, to the knowledge of Parent, threatened against Parent, which is reasonably likely to have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole.

     4.07. Brokers' and Finders' Fees. Except for the fee of Lehman Brothers, Inc., Parent's financial adviser, Parent has not incurred, and will not incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement, the Merger or any transaction contemplated hereby.

     4.08. Registration Statement; Proxy Statement. Subject to the accuracy of the representations of YieldUP made in Section 3.30, the Registration Statement on Form S-4 pursuant to which the shares of Parent Common Stock to be issued in the Merger will be registered with the SEC (the "Registration Statement") shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements included therein, in light of the circumstances under which they were made, not misleading. The information concerning Parent and Sub supplied by Parent for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to YieldUP's stockholders, at the time of YieldUP Stockholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for YieldUP Stockholders' Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Parent, Sub or any of their respective affiliates, officers or directors should be discovered by Parent or Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Parent or Sub will promptly inform YieldUP. Notwithstanding the foregoing, Parent and Sub make no representation or warranty with respect to any information concerning YieldUP supplied by YieldUP which is contained in any of the foregoing documents.

     4.09. Ownership and Interim Operations of Sub. All outstanding capital stock of Sub is owned by Parent and Parent is in control of Sub within the meaning of

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Section 368(e) of the Code. Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities, and has conducted its operations only as contemplated by this Agreement.

                                   ARTICLE V

                CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

     5.01. Conduct of Business of YieldUP. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, YieldUP agrees (except to the extent that Parent shall otherwise consent in writing), to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact YieldUP's present business organizations, keep available the services of its present officers and key employees and preserve their relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with YieldUP. YieldUP shall promptly notify Parent of any event or occurrence not in the ordinary course of business of YieldUP, and of any event which could have a Material Adverse Effect on YieldUP. Except as expressly contemplated by this Agreement or as described in YieldUP Disclosure Schedules, YieldUP shall not, without the prior written consent of Parent:

     (a) Accelerate, amend or change the period of exercisability of options or restricted stock granted under YieldUP Option Plans or authorize cash payments in exchange for any options granted under any of such Plans;

     (b) Enter into any commitment or transaction (i) which requires performance over a period longer than six months in duration except transactions in the ordinary course of business, or (ii) to purchase fixed assets for an aggregate purchase price in excess of $50,000 through April 30, 1999, or in excess of $10,000 per month thereafter;

     (c) Grant any severance or termination pay to (i) any director or officer or (ii) to any other employee in excess of an amount equaling one month's pay to such individual (provided, however, that severance or termination pay shall not be granted by YieldUP without Parent's written approval to more than five such employees), except payments made pursuant to written agreements outstanding on the date hereof and as disclosed on Schedule 3.14 of the YieldUP Disclosure Schedules.

     (d) Transfer, sell, or license to any person or entity any rights to or interest in YieldUP Intellectual Property Rights, except in compliance with existing agreements (which agreements are listed in Schedule 3.14 of the YieldUP Disclosure Schedules) or in the ordinary course of business in connection with product sales;

     (e) Enter into, extend, modify or enlarge the rights of the other party under any distribution, original equipment manufacturer, sales representative, license, or other similar agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any products or technology of YieldUP;

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     (f)  Violate any of the YieldUP Material Contracts in such a manner as would permit any other party thereto to cancel or terminate the same or entitle any other party to seek damages from YieldUP, or amend or otherwise modify the terms of any such YieldUP Material Contract in any manner that would be materially adverse to the interests of YieldUP.

     (g)  Commence a lawsuit other than (i) for the routine collection of bills,
(ii) in such cases where YieldUP in good faith determines that failure to commence suit could reasonably result in the material impairment of a valuable aspect of YieldUP's business, provided that YieldUP consults with Parent prior to the filing of such a suit, or (iii) for a breach of or to enforce this Agreement;

     (h) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of YieldUP, or repurchase or otherwise acquire, directly or indirectly, any shares of YieldUP's Common Stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to YieldUP;

     (i) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than grants of stock options pursuant to the YieldUP Option Plans and the issuance of shares of YieldUP Common Stock pursuant to the exercise of YieldUP Options therefor outstanding as of the date of this Agreement;

     (j) Cause or permit any amendments to its Certificate of Incorporation or By-Laws;

     (k) Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of YieldUP;

     (l) Sell, lease, license, or otherwise dispose of any of its properties or assets, except in the ordinary course of business;

     (m) Incur any indebtedness for borrowed money other than debt incurred under YieldUP's existing line of credit and in amounts and on terms consistent with past practice, or guarantee any such indebtedness or issue or sell any debt securities of YieldUP or guarantee any debt securities of others;

     (n) Adopt or amend any employee benefit or stock purchase or option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its employees, except as required to comply with applicable law or to maintain the qualified status of any plan under the Code, and except for annual wage increases for employees that do not, in the aggregate, exceed five percent of 1998 base compensation for all such employees and, individually, do not exceed five percent of 1998 base compensation in the case of any officer;

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

     (o) Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business, or change any accounting methods or practices;

     (p) Pay, discharge, or satisfy in an amount in excess of $25,000 (in the aggregate) any claim, liability, or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the YieldUP Financial Statements (or the notes thereto);

     (q) Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any Return or any amendment to a Return (other than in the ordinary course of business), enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

     (r) Waive or release any right or claim of YieldUP, including any write-off or other compromise of any account receivable of YieldUP, other than in the ordinary course of business and in an amount not in excess of $10,000 per amount or right or claim or $100,000 in the aggregate;

     (s) Enter into any contract, agreement, or license of the type referred to in Section 3.14(a)-(q) other than customer contracts or contracts for the purchase of supplies and services and the sale of products and services entered into in the ordinary course of business; or

     (t) Take, or agree to take, any of the actions described in Sections 4.1(a) through (s) above, or any action which would make any of the representations or warranties of YieldUP contained in this Agreement materially untrue or incorrect or prevent YieldUP from performing or cause YieldUP not to perform its covenants hereunder.

     5.02. Cooperation. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Parent and YieldUP shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations and shall promptly provide the other party and its counsel with copies of all filings made by such party with any Governmental Entity in connection with this Agreement, the Merger, and the transactions contemplated hereby and thereby.

                                   ARTICLE VI

                      ADDITIONAL AGREEMENTS AND COVENANTS

     6.01.  No Solicitation.

     (a) YieldUP shall not directly or indirectly, through any officer, director, employee, representative, or agent thereof, (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer), or similar transaction involving YieldUP other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide any non-

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

public information to any person or entity relating to, any Acquisition Proposal, or (iii) agree to, approve, or recommend any Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent YieldUP or its Board of Directors, from (x) furnishing non-public information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited bona fide Acquisition Proposal by such person or entity or recommending an unsolicited bona fide written Acquisition Proposal to the stockholders, if and only to the extent that (A) the Board of Directors determines in good faith after consultation with outside legal counsel that failure to provide such non-public information would be in breach of their fiduciary duties and the Board of Directors believes in good faith, after consultation with their financial advisor, that such Acquisition Proposal is bona fide and is, from a financial point of view, more favorable to the stockholders of YieldUP than the Merger and (B) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such person or entity, the Board of Directors receives from such person or entity an executed confidentiality agreement with terms no more favorable to such party than those contained in the Confidentiality and Nondisclosure Agreement dated November 18, 1998 between Parent and YieldUP (the "Confidentiality Agreement") or (y) complying with Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act with regard to an Acquisition Proposal.

     (b) YieldUP shall notify Parent immediately (and no later than 24 hours) after receipt by YieldUP (or its advisors), of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books, or records thereof by any person or entity that informs YieldUP that it is considering making, or has made, an Acquisition Proposal. Such notice by YieldUP shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry, or contact.

     (c) YieldUP shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any person conducted previously with respect to any Acquisition Proposal, and will promptly request that each such person return or destroy all confidential information previously produced to that person by YieldUP or its advisors or representatives.

     6.02.  Proxy Statement; Registration Statement.

     (a) As promptly as practicable after the execution of this Agreement, Parent and YieldUP shall prepare and file with the SEC the Proxy Statement to be sent to the stockholders of YieldUP in connection with the YieldUP Stockholders' Meeting and Parent shall prepare and file with the SEC the Registration Statement on Form S-4 pursuant to which the shares of Parent Common Stock to be issued as a result of the Merger will be registered with the SEC, in which the Proxy Statement will be included as a prospectus. Parent and YieldUP shall use all reasonable efforts to cause the Registration Statement to become effective as soon after such filing as practicable. The Proxy Statement shall include the recommendation of the Board of Directors of YieldUP in favor of this Agreement and the Merger provided that the Board of Directors of YieldUP may withdraw such recommendation if such Board of Directors shall have determined in good faith, after consultation with its outside legal counsel, that the withdrawal of such recommendation is necessary for such Board of Directors to comply with its fiduciary duties under applicable law. Parent and YieldUP shall make all other necessary filings with respect to the Merger under the Securities Act and the Exchange Act and the rules and regulations thereunder.

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

     (b) YieldUP shall take such action as may be necessary to cause the representation set forth in Section 3.30 hereof to be true and correct at all applicable times with respect to each of the Proxy Statement and the Registration Statement.

     (c) Parent shall take such action as may be necessary to cause the representation set forth in Section 4.08 hereof to be true and correct at all applicable times with respect to each of the Proxy Statement and the Registration Statement.

     6.03. Access to Information. Upon reasonable notice and to the extent permitted under applicable law and the provisions of agreements to which Parent or YieldUP, as the case may be, is a party, YieldUP and Parent shall each afford to the officers, employees, accountants, counsel, and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, and records and, during such period, each of YieldUP and Parent shall furnish promptly to the other (a) a copy of each report, schedule, registration statement, and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties, and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is non-public in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.03 shall affect or be deemed to modify a representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

     6.04. YieldUP Stockholders' Meeting. YieldUP shall call a meeting of its stockholders to be held as promptly as practicable for the purpose of voting upon this Agreement and the Merger. The YieldUP Stockholders' Meeting shall be held to vote on the Merger and this Agreement whether or not the Board of Directors determines that any time after the date of this Agreement that this Agreement is no longer advisable. Subject to Section 6.02(a) hereof, YieldUP will, through its Board of Directors, recommend to its stockholders approval of such matters and will use its best efforts to hold such meeting as soon as practicable after the date hereof. YieldUP shall use all reasonable efforts to solicit from its stockholders proxies in favor of such matters as long as the recommendation of the Board of Directors remains in effect.

     6.05. Legal Conditions to Merger. Each of Parent and YieldUP will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to the Merger (which actions shall include, without limitation, furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity) and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon either of them or any of their Subsidiaries in connection with the Merger. Each of Parent and YieldUP will, and will cause its Subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order, or approval of, or any exemption by, any Governmental Entity or other public third party, required to be obtained or made by Parent, YieldUP in connection with the Merger or the taking of any action contemplated thereby or by this Agreement. Nothing in this Section 6.05, however, shall require Parent, in connection with the receipt of any regulatory approval, to agree to (i) sell or agree to sell, discontinue, or limit, before or after the Effective Time, any assets, businesses, or interests in any assets or businesses of YieldUP, Parent or any of their respective affiliates or (ii) agree to any conditions relating to, or changes or restrictions in, the operations of any such assets or businesses that, in

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

either case, is reasonably likely to materially and adversely impact the economic or business benefits of the parties to the transactions contemplated hereby.

     6.06.  Payment of Taxes.

     (a) YieldUP shall pay prior to the Effective Time (i) all Taxes required to be paid by YieldUP prior to that day, and (ii) shall withhold with respect to its employees all federal and state income taxes, FICA, FUTA, and other Taxes required to be withheld.

     (b) Parent shall pay prior to the Effective Time (i) all Taxes required to be paid by Parent prior to that day, and (ii) shall withhold with respect to its employees all federal and state income taxes, FICA, FUTA, and other Taxes required to be withheld.

     6.07. Public Disclosure. Any public disclosures by Parent or YieldUP with respect to the Merger or this Agreement, or with respect to anything involving or referring to the other, shall be made in accordance with the terms of the Confidentiality Agreement.

     6.08.  Tax-Free Reorganization.

     (a) Parent and YieldUP shall each use its best efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a)(1)(A) and
Section 368(a)(2)(D) of the Code (a "Reorganization").

     (b) To the extent permitted under applicable tax laws, the Merger shall be reported as a Reorganization in all federal, state, and local tax returns filed after the Effective Time.

     (c) Following the Merger and for a period sufficient to qualify the Merger as a Reorganization, Parent will cause Sub to hold, at least 90% of the fair market value of YieldUP's net assets and 70% of the fair market value of YieldUP's gross assets held immediately prior to the Merger. For purposes of this subsection (c), amounts paid by YieldUP to YieldUP Stockholders who receive cash or other property, to pay reorganization expenses, and in connection with redemptions and distributions (except for regular, normal distributions) will be treated as assets of YieldUP held immediately prior to the Merger.

     (d) Following the Merger and for a period sufficient to qualify the Merger as a Reorganization, Parent will cause Sub to continue the historic business of YieldUP or use a significant portion of YieldUP's business assets in a business.

     (e) Following the Merger and for a period sufficient to qualify the Merger as a Reorganization, Parent will cause Sub not to issue additional shares of its stock that would result in Parent losing control of Sub within the meaning of section 368(c) of the Code.

     (f) Following the Merger and for a period sufficient to qualify the Merger as a Reorganization, Parent will not reacquire any of its stock issued in the Merger, whether directly or through a partnership, successor, or a person related to Parent within the meaning of Treasury Regulation Section 1.368-1(e)(3).

     (g) Following the Merger and for a period sufficient to qualify the Merger as a Reorganization, Parent will not liquidate Sub, merge Sub with or into another corporation, sell or dispose of the stock of Sub (except for transfers to other corporations controlled by Parent), or cause Sub to sell or dispose of any of its assets or the assets acquired from YieldUP, except for dispositions in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

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

     (h) Parent, Sub, YieldUP and the stockholders of YieldUP will pay their respective expenses, if any, incurred in connection with the Merger.

     (i) At the Effective Time, no indebtedness between Parent and YieldUP or between Sub and YieldUP will have been issued, acquired, or settled at a discount.

     (j) At the Effective Time, the fair market value of the assets of YieldUP transferred to Sub will exceed the sum of liabilities assumed by Sub, plus the amount of liabilities, if any, to which the transferred assets are subject. All such liabilities of YieldUP assumed by Sub, and those as to which the transferred assets are subject, will have been incurred by YieldUP in the ordinary course of its business.

     (k) At the Effective Time, none of Parent, YieldUP or Sub will be an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

     (l) In connection with the tax opinions referred to in 7.01(f), each party agrees to deliver letters of representation in such form and substance as is customary in the giving of such tax opinions.

     6.09. NASDAQ Quotation. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, prior to the Closing Date.

     6.10.  Stock Plans and Warrants.

     (a) At the Effective Time, each outstanding YieldUP Stock Option, whether vested or unvested, shall be deemed to constitute an option to acquire, on substantially the same terms and conditions as were applicable under the respective YieldUP Option Plan and under the agreement relating thereto, that number of whole shares of Parent Common Stock equal to the product of the number of shares of YieldUP Common Stock that were issuable upon exercise of such option immediately before the Effective Time multiplied by the Option Ratio (as defined in Section 6.10(d) hereto) and rounded down to the nearest whole number of shares of Parent Common Stock, and the per-share exercise price for the shares of Parent Common Stock issuable upon exercise of such replaced YieldUP Stock Option will be equal to the quotient determined by dividing the exercise price per share of YieldUP Common Stock at which such option was exercisable immediately before the Effective Time by the Option Ratio, rounded down to the nearest whole cent. It is the intention of the parties that the YieldUP Stock Options so modified in accordance with this Section 6.10 qualify following the Effective Time as "incentive stock options" as defined in Section 422 of the Code to the extent such options qualified as incentive stock options immediately before the Effective Time.

     (b) At the Effective Time, each outstanding warrant (a "YieldUP Warrant") to purchase shares of YieldUP Common Stock under any Warrant Agreement, shall become a warrant to acquire, on substantially the same terms and conditions as were applicable under such Warrant Agreement, that number of whole shares of Parent Common Stock and cash that such holder of the YieldUP Warrant would have received in the Merger if such holder would have exercised the YieldUP Warrant immediately prior to the Merger.

     (c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery under the YieldUP Stock Options and the YieldUP Warrants assumed in accordance with this Section 6.10. As soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of

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Parent Common Stock subject to the assumed options and shall use its best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding.

     (d)  For purposes of this Agreement, "Option Ratio" shall be .2177.

     6.11. Consents. Each of Parent and YieldUP shall use all reasonable efforts to obtain all necessary consents, waivers, and approvals under any of Parent's or YieldUP's material agreements, contracts, licenses, or leases in connection with the Merger.

     6.12. Employee Benefits; Employee Issues. Following the Effective Time and subject to the eligibility and other participation requirements and terms contained in Parent's benefit programs and plans, all employees of YieldUP shall be given credit for their periods of service with YieldUP as if such service were with Parent in determining their eligibility for inclusion in, and the level of benefits granted after the Effective Time under, Parent's current employee benefit plans.

     6.13. Reports. From and after the Effective Time and so long as necessary in order to permit each officer and director of YieldUP to sell the shares of Parent Common Stock received by them as a result of the Merger pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, Parent will use its best efforts to file on a timely basis all reports required to be filed by it pursuant to Section 13 or 15(d) of the Exchange Act, referred to in paragraph (c)(1) of Rule 144 under the Securities Act (or, if applicable, Parent will use its best efforts to make publicly available the information regarding itself referred to in paragraph (c)(2) of Rule 144).

     6.14. Notification of Certain Matters. YieldUP will give prompt notice to Parent upon discovery thereof, and Parent will give prompt notice to YieldUP upon discovery thereof, of (a) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, and
(b) any material failure of such party, or any director, officer, employee, agent or representative thereof, to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder.

     6.15. Additional Agreements; Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, subject to the appropriate vote of stockholders of YieldUP described in Section 6.04 hereof, including cooperating fully with the other party. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities, and franchises of either of the Constituent Corporations, the proper officers and directors of each party to this Agreement shall take all such necessary action.

     6.16 Director and Officer Insurance. Parent and the Surviving Corporation shall maintain YieldUP's existing officers' and directors' liability insurance ("D&O Insurance") for a period of six (6) years after the Effective Time so long as the annual premium therefor is not in excess of 150% of the last annual premium paid prior to the date hereof (the "Current Premium"); provided, however, that if the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Surviving Corporation will use

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its commercially reasonable efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 150% of the Current Premium; provided further, that, in lieu of maintaining such existing D&O Insurance as provided above, Parent may cause coverage to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries, so long as the terms, as a whole, are not less advantageous to the intended beneficiaries thereof than the existing D&O Insurance. In lieu of the purchase of such insurance by Parent or the Surviving Corporation, YieldUP, with Parent's prior written consent, may purchase a six year extended reporting period endorsement ("reporting tail coverage") under its existing directors' and liability insurance coverage, provided that the total cost of the reporting tail coverage shall not exceed $350,000, and provided that such reporting tail coverage shall extend the director and officer liability coverage in force as of the date hereof for a period of six (6) years from the Effective Time for any claims based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving wrongful acts or omissions occurring on or prior to the Effective Time, including without limitation all claims based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the Merger or related events.

                                  ARTICLE VII

                              CONDITIONS TO MERGER

     7.01. Conditions to Each Party's Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:

     (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of YieldUP as may be required by law, by the rules of the Nasdaq Small Cap Market, and by any applicable provisions of YieldUP's Certificate of Incorporation and By-Laws.

     (b) Approvals. There shall have been obtained permits, consents, and approvals of securities or "blue sky" commissions or agencies of any jurisdiction and of other governmental bodies or agencies that may reasonably be deemed necessary so that the consummation of the Merger and the transactions contemplated hereby will be in compliance with applicable laws, the failure to comply with which would have a Material Adverse Effect on Surviving Corporation after consummation of the Merger.

     (c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by a Governmental Entity seeking a stop order. The Proxy Statement shall have been delivered to the stockholders of YieldUP in accordance with the requirements of the Securities Act and the Exchange Act.

     (d) NASDAQ. The shares of Parent Common Stock to be issued in the Merger or to be issued pursuant to options and warrants granted pursuant to the Merger shall have been approved for quotation on the Nasdaq National Market.

     (e) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction, or other order issued by any court of competent jurisdiction or other legal or regulatory restraints or prohibition preventing the consummation of the Merger or materially limiting or restricting Parent's conduct or operation of the business of Parent or YieldUP after the Merger shall have been issued, nor shall any proceedings brought by any Governmental Entity seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation, or order enacted, entered, enforced, or deemed applicable to the Merger which makes the consummation of the Merger illegal.

     (f) Tax Opinions. Parent shall receive the opinion of Faegre & Benson LLP and YieldUP shall receive the opinion of Gray Cary Ware & Freidenrich LLP to the effect that the Merger will qualify as a reorganization within the meaning of
Section 368(a) of the Code, which opinions shall be dated on or about the date the Proxy Statement is first mailed to the stockholders of YieldUP and which shall be updated as of the Effective Time. In connection with providing such tax opinions, counsel shall be entitled to rely upon tax certificates of Parent, YieldUP and other applicable persons in such form and substance as is customary in the giving of such opinions.

     (g) Comfort Letter. On the date of the Proxy Statement, Parent and YieldUP shall have received a letter (in form and substance as is customary in a registered public offering) from KPMG Peat Marwick LLP, independent public accountants of both Parent and YieldUP, dated as of such date, in connection with such accountant's review of certain data and information contained in the Registration Statement and the Proxy Statement.

     7.02. Additional Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived in writing exclusively by Parent and Sub.

     (a)  Accuracy of Representations and Warranties; Compliance with
Covenants. The representations and warranties of YieldUP contained in this Agreement shall be true and correct in all material respects (i) as of the date of this Agreement, and (ii) immediately prior to the Effective Time with the same effect as if such representations and warranties had been made immediately prior to the Effective Time (except for representations and warranties made as of a specified date, which shall be true and correct as of such date), except to the extent that any and all inaccuracies in any representations and warranties, other than those in the first two sentences of Section 3.01, those in Section
3.02 and those in the first three sentences of Section 3.04, that were true and correct on the date of this Agreement but were inaccurate immediately prior to the Effective Time have not had, and are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on YieldUP (provided that, for purposes of this clause (ii), any representation and warranty in
Article III that is qualified by materiality or Material Adverse Effect language shall be read solely for purposes of this Section 7.02(a)(ii) as if such language were not present). YieldUP shall have performed and complied in all material respects with the agreements and obligations contained in this Agreement required to be performed and complied with by it at or prior to the Effective Time. Parent and Sub shall have received a certificate signed on behalf of YieldUP by the Chief Executive Officer and the Chief Financial Officer of YieldUP to the effects set forth in this paragraph (a).

     (b) Blue Sky Laws. Parent shall have received all state securities or "Blue Sky" permits and other authorizations necessary to issue shares of Parent Common Stock pursuant to the Merger.

     (c) Opinion of YieldUP's Counsel. Parent shall have received a written opinion of counsel to YieldUP dated as of the Closing Date, substantially in the form of Exhibit 7.02(c) hereto.

     (d) Consents. YieldUP shall have obtained all of the consents, waivers, and approvals set forth in Schedule 7.03(d) of the YieldUP Disclosure Schedule.

     (e) Dissenting Shares. The holders of not more than 5% of the total of the issued and outstanding shares of YieldUP Common Stock shall have taken such action prior to or at the time of the stockholders' vote as is necessary as of that time to entitle them to the statutory dissenters' rights referred to in
Section 2.01(f) hereof.

     (f) 1998 Audit. The audited balance sheet of YieldUP as of December 31, 1998 and 1997, the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, and the accompanying report of KPMG Peat Marwick LLP shall have been delivered to Parent.

     (g) Employment Agreements. Sub and each of Raj Mohindra, Suraj Puri, and David Wong shall have entered into employment agreements, substantially in the form attached hereto as Exhibits 7.02(g)(1), (2) and (3).

     7.03. Additional Conditions to Obligations of YieldUP. The obligation of YieldUP to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by YieldUP.

     (a) Accuracy of Representations and Warranties; Compliance with Covenants. The representations and warranties of Parent and Sub contained in this Agreement shall be true and correct in all material respects (i) as of the date of this Agreement, and (ii) immediately prior to the Effective Time with the same effect as if such representations and warranties had been made immediately prior to the Effective Time (except for representations and warranties made as of a specified date, which shall be true and correct as of such date); Parent and Sub shall each have performed and complied in all material respects with the agreements and obligations contained in this Agreement required to be performed and complied with by it at or prior to the Effective Time; and YieldUP shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and Chief Financial Officer of Parent to the effects set forth in this paragraph (a).

     (b) Opinion of Parent's Counsel. YieldUP shall have received a written opinion of counsel to Parent dated as of the Closing Date, substantially in the form of Exhibit 7.03(b) hereto.

                                  ARTICLE VIII

                           TERMINATION AND AMENDMENT

     8.01. Termination. This Agreement may be terminated and the Merger and the other transactions contemplated herein may be abandoned at any time prior to the Effective Time, by written notice by the terminating party to the other party, whether before or after approval of the matters presented in connection with the Merger by the stockholders of YieldUP:

     (a) by mutual written consent of the Board of Directors of Parent and YieldUP; or

     (b) by either Parent or YieldUP by action of its Board of Directors if the Merger shall not have been consummated within 150 days of the date hereof (provided that the right to terminate this Agreement under this Section 8.01(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);

     (c) by either Parent or YieldUP by action of its Board of Directors if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree, or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger, except, if the party relying on such order, decree, or ruling or other action has not complied with its obligations under Section 6.05 of this Agreement;

     (d) by Parent or YieldUP by action of its Board of Directors, if, at the YieldUP Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of YieldUP in favor of this Agreement and the Merger shall not have been obtained;

     (e) by Parent by action of its Board of Directors, if (i) the Board of Directors of YieldUP shall have withdrawn or modified its recommendation of this Agreement or the Merger in any way detrimental to Parent or shall have resolved to so withdraw or modify such recommendation; (ii) the Board of Directors of YieldUP shall have recommended to the stockholders of YieldUP an Alternative Transaction (as defined in Section 8.04 hereof); or (iii) a tender offer or exchange offer for 15% or more of the outstanding shares of YieldUP Common Stock is commenced (other than by Parent or an Affiliate of Parent) and the Board of Directors of YieldUP recommends that the stockholders of YieldUP tender their shares in such tender or exchange offer;

     (f) by Parent by action of its Board of Directors, if any of the conditions set forth in Section 7.01 or 7.02 shall become impossible to fulfill other than for reasons within the control of Parent, and such conditions shall not have been waived under Article VII; or

     (g) by YieldUP by action of its Board of Directors, if any of the conditions set forth in Section 7.01 or 7.03 shall become impossible to fulfill other than for reasons within the control of YieldUP, and such conditions shall not have been waived under Article VII.

     8.02.  Effect of Termination.

     (a)  In the event of termination of this Agreement as provided in Section
8.01 hereof, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Parent, YieldUP, Sub or their respective officers, directors, shareholders, or Affiliates, except as set forth in Section
8.03 hereof or except to the extent the termination is a result of a willful and material breach by a party to this Agreement of any representation, warranty or covenant contained in this Agreement (subject to Section 8.02(b)); provided that the provisions of Section 8.02(b) and Section 8.03 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

     (b)  In the event of a termination of this Agreement by YieldUP pursuant to
Section 8.01(g) hereof as a result of a willful and material breach of Parent, Parent shall, as YieldUP's sole and exclusive remedy under this Agreement, in equity or otherwise, pay to YieldUP an amount equal to $1,000,000 within five business days of such termination.

     8.03.  Fees and Expenses.

     (a) Except as set forth in this Section 8.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and YieldUP shall share equally all fees and expenses, other than accountants, attorneys' and other professional fees, incurred in connection with the filings and notices required under the HSR Act and the printing and filing of the Proxy Statement (including any related preliminary materials) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements.

     (b) In the event of termination of this Agreement pursuant to Section 8.01(d) or (e) hereof, then, in addition to any damages which may be available as a result of a material breach by YieldUP of any representation, warranty, or covenant contained in this Agreement, YieldUP shall pay to Parent an amount equal to $1,000,000. Such fee to be payable within five business days after such termination.

     (c)  In the event of termination of this Agreement by Parent pursuant to
Section 8.01(b) or 8.01(f) hereof as a result of a material breach by YieldUP of any representations, warranties or covenants contained in this Agreement and prior to such termination (i) any person or group shall have informed YieldUP (or the Board of Directors or an executive officer of YieldUP) that such person or group proposes, intends to propose, is considering proposing, or will or may, if the Merger is delayed, abandoned, or not approved by YieldUP's stockholders, propose, an Alternative Transaction, or (ii) any such person or group or YieldUP publicly announces (including without limitation any filing with any federal or state office or agency) that such person or group has proposed, intends to propose, is considering proposing, or will or may, if the Merger is delayed, abandoned, or not approved by YieldUP's stockholders, propose, an Alternative Transaction, and within one year after such termination an Alternative Transaction (whether or not involving such person or group) is consummated, then, in addition to any damages which may be available as a result of a material breach by YieldUP of any representation, warranty, or covenant contained in this Agreement, YieldUP shall pay to Parent an amount equal to $1,000,000. Such fee shall be payable within five business days after the consummation of such Alternative Transaction.

     8.04. Alternative Transaction Definition. As used in this Agreement, "Alternative Transaction" means either (i) a transaction pursuant to which any person (or group of persons) including current management of YieldUP but other than Parent or its Affiliates (a "Third Party") acquires outstanding shares of YieldUP Common Stock pursuant to a tender offer or exchange offer or otherwise that, in the aggregate possess 20% or more of the voting power of the outstanding YieldUP Common Stock, (ii) a merger or other business combination involving YieldUP pursuant to which any Third Party acquires outstanding equity securities of YieldUP or of the entity surviving such merger or business combination that, in the aggregate, possess 20% or more of the voting power of such outstanding YieldUP securities or the securities of such other entity,
(iii) any other transaction pursuant to which any Third Party acquires control of assets of YieldUP having a fair market value (as determined by the Board of Directors of Parent in good faith) equal to more than 20% of the fair market value of all the assets of YieldUP immediately prior to such transaction, or
(iv) any public announcement of a proposal, plan, or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     8.05. Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of YieldUP, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This

Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     8.06. Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                   ARTICLE IX

                                 MISCELLANEOUS

     9.01. Nonsurvival of Representations, Warranties, and Agreements. None of the representations, warranties, and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the (i) agreements contained in (x) Sections 1.05, 2.01, 2.02, 6.07, 6.08, 6.10, 6.11, 6.12, 6.13, 6.15, 6.16, 8.02, and 8.03 hereof, (y) the last sentence of Section 8.05, and (z) Article IX, and (ii) the agreements delivered pursuant to Section 3.34 hereof. The Confidentiality Agreement shall survive the execution and delivery of this Agreement.

     9.02. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed), or mailed by registered or certified mail (return receipt requested) or sent by overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a)  if to Parent or Sub, to:

          FSI International, Inc.
          322 Lake Hazeltine Drive
          Chaska, Minnesota 55318
          Attention: Benno G. Sand

          with a required copy to each of (which alone shall not constitute notice):

          FSI International, Inc.
          322 Lake Hazeltine Drive
          Chaska, Minnesota 55318
          Attention: Luke R. Komarek

          Faegre & Benson LLP
          2200 Norwest Center
          90 South Seventh Street
          Minneapolis, Minnesota 55402-3901
          Attention: Douglas P. Long

     (b)  if to YieldUP, to:

          YieldUP International Corporation
          117 Easy Street
          Mountain View, California 94043
          Attention: Raj Mohindra

          with a required copy to (which alone shall not constitute notice):

          Gray Cary Ware & Freidenrich LLP
          4365 Executive Drive, Suite 1600
          San Diego, California 92121
          Attention: Scott M. Stanton

     9.03. Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes," or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement," "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the first paragraph of this Agreement.

     9.04. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     9.05. Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein) (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (except for the Confidentiality Agreement), and (b) except as specifically provided herein, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     9.06. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota without regard to any applicable conflicts of law.

     9.07. Assignment. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

                                   ARTICLE X

                                  DEFINITIONS

     10.01. Subsidiary. As used in this Agreement, the term "subsidiary" shall mean, with respect to any party, corporation, or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

     10.02. Affiliate. As used in this Agreement, the term "Affiliate" of "affiliate" shall have the meaning set forth in Rule 12b-2 of the General Rules and Regulations promulgated under the Exchange Act.

     10.03. Knowledge. All references in this Agreement to knowledge of a corporation shall be deemed to mean knowledge of any one or more of its executive officers.

     IN WITNESS WHEREOF, Parent, Sub, and YieldUP have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                   FSI INTERNATIONAL, INC.

                                   By           /s/ Benno G. Sand
                                     -------------------------------------------
                                      Its Chief Administrative Officer

                                   BMI INTERNATIONAL, INC.

                                   By           /s/ Benno G. Sand
                                     -------------------------------------------
                                      Its Chief Administrative Officer

                                   YIELDUP INTERNATIONAL CORPORATION

                                   YIELDUP INTERNATIONAL CORPORATION

                                   By            /s/ Raj Mohindra
                                     -------------------------------------------
                                      Its President and Chief Executive Officer

                               FIRST AMENDMENT TO
                      AGREEMENT AND PLAN OF REORGANIZATION

     This First Amendment (this "Amendment"), is dated as of June 16, 1999, and is made to the Agreement and Plan of Reorganization, dated as of January 21, 1999 (the "Original Agreement"), among FSI International, Inc., a Minnesota corporation ("Parent"), BMI International, Inc., a Minnesota corporation and wholly owned subsidiary of Parent, and YieldUP International Corporation, a Delaware corporation ("YieldUP").

     Whereas, Section 2.01(c) of the Original Agreement currently provides an incorrect dollar amount to be paid to former YieldUP stockholders in lieu of the issuance of fractional shares of Parent Common Stock;

     Whereas, Section 8.01(b) of the Original Agreement currently provides that either Parent or YieldUP may terminate the Original Agreement if the Merger shall not have been consummated within 150 days of January 21, 1999; and

     Whereas, the parties to the Original Agreement desire to amend that agreement to revise Sections 2.01(c) and 8.01(b) thereof.

     Now, therefore, the parties hereby agree to amend the Original Agreement as follows:

     1. Fractional Shares. The reference in Section 2.01(c) of the Original Agreement to "$1.8806" is hereby amended to read "$12.00."

     2. Termination Date. Section 8.01(b) of the Original Agreement is hereby amended and restated in its entirety to read as follows:

          (b) by either Parent or YieldUP by action of its Board of Directors if the Merger shall not have been consummated on or before August 31, 1999 (provided that the right to terminate this Agreement under this Section 8.01(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);

     3. Defined Terms. All capitalized terms used but not defined in this Amendment have the meanings given them in the Original Agreement. All references in the Original Agreement to "this Agreement" mean the Original Agreement as amended by this Amendment.

     4. Continuing Effect. Except as modified by this Amendment, the Original Agreement remains in full force and effect, without change.

     In witness whereof, the parties have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                   FSI INTERNATIONAL, INC.

                                   By           /s/ Benno G. Sand
                                     -------------------------------------------
                                      Its Chief Administrative Officer

                                   BMI INTERNATIONAL, INC.

                                   By           /s/ Benno G. Sand
                                     -------------------------------------------
                                      Its Chief Administrative Officer

                                   YIELDUP INTERNATIONAL CORPORATION

                                   By            /s/ Raj Mohindra
                                     -------------------------------------------
                                      Its President and Chief Executive Officer

                              SECOND AMENDMENT TO
                      AGREEMENT AND PLAN OF REORGANIZATION

     This Second Amendment (this "Amendment"), is dated as of August 12, 1999, and is made to the Agreement and Plan of Reorganization, dated as of January 21, 1999 (the "Original Agreement"), as first amended on June 16, 1999, among FSI International, Inc., a Minnesota corporation ("Parent"), BMI International, Inc., a Minnesota corporation and wholly owned subsidiary of Parent, and YieldUP International Corporation, a Delaware corporation ("YieldUP").

     Whereas, Section 8.01(b) of the Original Agreement, as amended, currently provides that either Parent or YieldUP may terminate the Original Agreement if the Merger shall not have been consummated on or before August 31, 1999; and

     Whereas, the parties to the Original Agreement desire to amend that agreement to revise Section 8.01(b) thereof.

     Now, therefore, the parties hereby agree to amend the Original Agreement as follows:

     1. Termination Date. Section 8.01(b) of the Original Agreement is hereby amended and restated in its entirety to read as follows:

          (b) by either Parent or YieldUP by action of its Board of Directors if the Merger shall not have been consummated on or before September 30, 1999 (provided that the right to terminate this Agreement under this Section 8.01(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);

     2. Defined Terms. All capitalized terms used but not defined in this Amendment have the meanings given them in the Original Agreement. All references in the Original Agreement to "this Agreement" mean the Original Agreement as amended by this Amendment and the first amendment.

     3. Continuing Effect. Except as modified by this Amendment, the Original Agreement remains in full force and effect, without change.

     In witness whereof, the parties have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                   FSI INTERNATIONAL, INC.

                                   By       /s/ Patricia M. Hollister
                                     -------------------------------------------
                                      Its Chief Financial Officer

                                   BMI INTERNATIONAL, INC.

                                   By           /s/ Benno G. Sand
                                     -------------------------------------------
                                      Its Chief Administrative Officer

                                   YIELDUP INTERNATIONAL CORPORATION

                                   By            /s/ Raj Mohindra
                                     -------------------------------------------
                                      Its President and Chief Executive Officer

                               THIRD AMENDMENT TO
                      AGREEMENT AND PLAN OF REORGANIZATION

     This Third Amendment (this "Amendment"), is dated as of September 9, 1999, and is made to the Agreement and Plan of Reorganization, dated as of January 21, 1999 (the "Original Agreement"), as amended on June 16 and August 12, 1999, among FSI International, Inc., a Minnesota corporation ("Parent"), BMI International, Inc., a Minnesota corporation and wholly owned subsidiary of Parent, and YieldUP International Corporation, a Delaware corporation ("YieldUP").

     Whereas, Section 8.01(b) of the Original Agreement, as amended, currently provides that either Parent or YieldUP may terminate the Original Agreement if the Merger shall not have been consummated on or before September 30, 1999; and

     Whereas, the parties to the Original Agreement desire to amend that agreement to revise Section 8.01(b) thereof.

     Now, therefore, the parties hereby agree to amend the Original Agreement as follows:

     1. Termination Date. Section 8.01(b) of the Original Agreement is hereby amended and restated in its entirety to read as follows:

          (b) by either Parent or YieldUP by action of its Board of Directors if the Merger shall not have been consummated on or before October 31, 1999 (provided that the right to terminate this Agreement under this Section 8.01(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);

     2. Defined Terms. All capitalized terms used but not defined in this Amendment have the meanings given them in the Original Agreement. All references in the Original Agreement to "this Agreement" mean the Original Agreement, as amended.

     3. Continuing Effect. Except as modified by this Amendment, the Original Agreement remains in full force and effect, without change.

     In witness whereof, the parties have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                   FSI INTERNATIONAL, INC.

                                   By       /s/ Patricia M. Hollister
                                     -------------------------------------------
                                      Its Chief Financial Officer

                                   BMI INTERNATIONAL, INC.

                                   By           /s/ Benno G. Sand
                                     -------------------------------------------
                                      Its Chief Administrative Officer

                                   YIELDUP INTERNATIONAL CORPORATION

                                   By            /s/ Raj Mahindra
                                     -------------------------------------------
                                      Its President and Chief Executive Officer

                    [LETTERHEAD OF NEEDHAM & COMPANY, INC.]

                                          January 21, 1999

Board of Directors
YieldUP International Corporation
117 Easy Street
Mountain View, California 94043

Members of the Board:

     We understand that FSI International, Inc. ("FSI"), YieldUP International Corporation ("YieldUP"), and a wholly owned subsidiary of FSI ("Acquisition Sub") propose to enter into an Agreement and Plan of Reorganization (the "Merger Agreement") whereby YieldUP will be merged with and into Acquisition Sub (the "Merger"). The terms of the Merger will be set forth more fully in the Merger Agreement.

     Pursuant to the proposed Merger Agreement, we understand that at the Effective Time (as defined in the Merger Agreement), each issued and outstanding share of Common Stock, $0.001 par value, and Class A Common Stock, $0.001 par value, of YieldUP (collectively, "YieldUP Common Stock") (other than shares held by stockholders exercising statutory appraisal rights and shares held by FSI, YieldUP or their respective subsidiaries) will be converted into the right to receive $0.7313 in cash and 0.1567 shares of Common Stock, no par value of FSI (the "FSI Common Stock") (collectively, the "Consideration").

     You have asked us to advise you as to the fairness, from a financial point of view, of the Consideration to be received by the holders of YieldUP Common Stock in the Merger. Needham & Company, Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have acted as financial advisor to YieldUP in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent on the consummation of the Merger. In addition, YieldUP has agreed to indemnify us for certain liabilities arising from our role as financial advisor and out of the rendering of this opinion.

     For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated January 20, 1999; (ii) reviewed certain publicly available information concerning YieldUP and FSI and certain other relevant financial and operating data of YieldUP and FSI furnished to us by YieldUP and FSI; (iii) reviewed the historical stock prices and trading volumes of YieldUP Common Stock and FSI Common Stock; (iv) held discussions with members of senior management of YieldUP and FSI concerning their current and future business prospects; (v) reviewed certain financial forecasts and projections prepared by the respective managements of YieldUP and FSI; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for YieldUP; (vii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (viii) performed and/or considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

     In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial and other information publicly available or furnished to or otherwise reviewed by or discussed with us for purposes of rendering this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In preparing our opinion, we have assumed, with your consent, equivalent value for the Common Stock and the Class A Common Stock of YieldUP. In addition, we have assumed, with your consent, that (i) the Merger will be accounted for under the purchase method of accounting, (ii) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, and (iii) the terms set forth in the executed Merger Agreement will not differ materially from the proposed terms provided to us in the draft Merger Agreement dated January 20, 1999. With respect to YieldUP's and FSI's financial forecasts provided to us by their respective managements, we have assumed for purposes of our opinion that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, at the time of preparation, of the future operating and financial performance of YieldUP and FSI. We express no opinion with respect to such forecasts or the assumptions on which they were based. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of YieldUP and FSI. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of YieldUP Common Stock of the consideration to be received by such holders in the Merger and does not address YieldUP's underlying business decision to engage in the Merger. Our opinion does not constitute a recommendation to any stockholder of YieldUP as to how such stockholder should vote on the proposed Merger.

     We are not expressing any opinion as to what the value of FSI Common Stock will be when issued to the stockholders of YieldUP pursuant to the Merger or the prices at which FSI Common Stock will actually trade at any time.

     In the ordinary course of our business, we may actively trade the equity securities of YieldUP and FSI for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This letter and the opinion expressed herein are provided at the request and for the information of the board of directors of YieldUP and may not be quoted or referred to or used by such Board for any purpose without our prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger so long as this letter is quoted in full in such registration statement or proxy statement.

     Based upon and subject to the foregoing, it is our opinion that as of the date hereof the Consideration to be received by the holders of YieldUP Common Stock pursuant to the Merger is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          /s/ Needham & Company, Inc.

                                          NEEDHAM & COMPANY, INC.

                        DELAWARE GENERAL CORPORATION LAW

SEC. 262.  APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the Merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d)  Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection
(e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 4.01 of FSI's Restated By-Laws provides that FSI shall indemnify its directors and officers to the full extent required or permitted by Minnesota Statutes or by other provisions of law. Section 302A.521 of the Minnesota Business Corporation Act provides in substance that, unless prohibited or limited by its articles of incorporation or By-Laws, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of his or her official capacity against judgments, penalties, fines, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person seeking indemnification, are:

          (a) that such person has not been indemnified by another organization for the same judgments, penalties, fines, settlements, and expenses;

          (b) that such person acted in good faith;

          (c) that no improper personal benefit was obtained by such person and certain statutory conflicts of interest provisions have been satisfied, if applicable;

          (d) that, in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and

          (e) that such person acted in a manner he reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation.

     The determination as to eligibility for indemnification is made by the members of the corporation's board of directors or a committee of the board who are at the time not parties to the proceeding under consideration, by special legal counsel, by the shareholders who are not parties to the proceeding, or by a court.

     Article VIII of FSI's Restated Articles of Incorporation provides that no director shall be personally liable to FSI or its shareholders for monetary damages for breach of fiduciary duty as a director, except:

          (1) for any breach of the director's duty of loyalty to FSI or its shareholders;

          (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

          (3) for dividends, stock repurchases, and other distributions made in violation of Minnesota law or for violations of the Minnesota securities laws;

          (4) for any transaction from which the director derived an improper personal benefit; or

          (5) for any act or omission occurring prior to the effective date of the provision limiting such liability in FSI's Articles of Incorporation.

     Article VIII does not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. This Article also does not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities laws.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A)  EXHIBITS

     The following Exhibits are filed as part of this registration statement:

       EXHIBIT
       NUMBER      EXHIBIT
       -------     -------
         2.1       --   Agreement and Plan of Reorganization, dated as of January
                        21, 1999, among FSI, BMI International, Inc., and YieldUP
                        (included in the proxy statement/prospectus as Exhibit A).
         2.2       --   Asset Purchase Agreement, dated as of June 9, 1999, between
                        FSI and The BOC Group, Inc.(1)
         3.1       --   Restated Articles of Incorporation of FSI.(2)
         3.2       --   Restated By-Laws of FSI.(3)
         3.3       --   Amendment to Restated By-Laws of FSI.(4)
         4.1       --   Note Purchase Agreement between FSI and Metropolitan Life
                        Insurance Company and other purchasers (Schedule A
                        omitted).(5)
         4.2       --   Form of Rights Agreement dated as of May 22, 1997 between
                        FSI and Harris Trust and Savings Bank, National Association,
                        as Rights Agent.(6)
         4.3       --   Amendment dated March 26, 1998 to Rights Agreement dated May
                        22, 1997 by and between FSI and Harris Trust and Saving
                        Bank, National Association as Rights Agent.(7)
         5.1       --   Opinion of Faegre & Benson LLP.
         8.1       --   Opinion of Faegre & Benson LLP regarding tax matters.
         8.2       --   Opinion of Gray Cary Ware & Freidenrich LLP regarding tax
                        matters.
        10.1*      --   License Agreement for Microelectronic Technology between
                        YieldUP and FSI dated January 21, 1999.(8)
        23.1       --   Consent of KPMG LLP (relating to financial statements of
                        FSI).
        23.2       --   Consent of KPMG LLP (relating to financial statements of
                        YieldUP).
        23.3       --   Consent of Faegre & Benson LLP (included in Exhibits 5.1 and
                        8.1).
        23.4       --   Consent of Gray Cary Ware & Freidenrich LLP (included in
                        Exhibit 8.2).
        24.1       --   Powers of Attorney from the directors and officers of FSI.
        99.1       --   Form of Proxy of YieldUP.
        99.2       --   Opinion of Needham & Company, Inc. (included in the proxy
                        statement/prospectus as Exhibit B).
        99.3       --   Consent of Needham & Company, Inc.
        99.4       --   Annual Report on Form 10-KSB/A of YieldUP for the fiscal
                        year ended December 31, 1998.

---------------

* Contains portions for which confidential treatment has been granted.

(1) Incorporated by reference to FSI's Current Report on Form 8-K filed June 24, 1999.

(2) Incorporated by reference to FSI's Quarterly Report on Form 10-Q for the quarter ended February 24, 1990.

(3) Incorporated by reference to FSI's registration statement on Form S-1, Reg. No. 33-25035.

(4) Incorporated by reference to FSI's Annual Report on Form 10-K for the fiscal year ended August 26, 1989.

(5) Incorporated by reference to FSI's Quarterly Report on Form 10-Q for the quarter ended March 1, 1997.

(6) Incorporated by reference to FSI's Current Report on Form 8-K, filed June 5, 1997.

(7) Incorporated by reference to FSI's Registration Statement on Form 8-A/A, dated April 16, 1998.

(8) Incorporated by reference to FSI's Current Report on Form 8-K, filed January 27, 1999.

     (B)  FINANCIAL STATEMENT SCHEDULES

     Independent Auditors' Report on Schedule*

     Schedule II -- Valuation and Qualifying Accounts*

     All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.
---------------

* Incorporated by reference to FSI's Annual Report on Form 10-K/A for the fiscal year ended August 29, 1998.

     (C)  REPORTS, OPINIONS OR APPRAISALS

     Information requested hereunder is furnished as Exhibit 99.2 hereto and as Exhibit B to the proxy statement/prospectus.

ITEM 22.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement provided, however, that paragraphs (1)(i) and
     (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by YieldUP pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of this registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chaska, State of Minnesota, on the 7th day of September, 1999.
                                          FSI INTERNATIONAL, INC.

                                                 /s/ JOEL A. ELFTMANN
                                          By:
                                          --------------------------------------

                                              Joel A. Elftmann, Chairman and
                                              Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on the 7th day of September, 1999, by the following persons in the capacities indicated:

     /s/ JOEL A. ELFTMANN       Chairman and Chief Executive Officer
------------------------------  (Principal Executive Officer)
       Joel A. Elftmann

  /s/ PATRICIA M. HOLLISTER     Chief Financial Officer and Corporate
------------------------------  Controller (Principal Financial and
    Patricia M. Hollister       Accounting Officer)

Joel A. Elftmann
James A. Bernards
Neil R. Bonke
Terrence W. Glarner              A majority of the board of directors*
Joanna T. Lau
Thomas D. George
Charles R. Wofford

* Patricia M. Hollister, by signing her name hereto, does hereby sign this document on behalf of each of the other above-named officers or directors of the registrant pursuant to powers of attorney duly executed by such persons.

                                               /s/ PATRICIA M. HOLLISTER
                                          By:
                                          --------------------------------------

                                              Patricia M. Hollister, Chief
                                              Financial
                                              Officer and Corporate Controller

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER         EXHIBIT
-------        -------
  2.1      --  Agreement and Plan of Reorganization, dated
               as of January 21, 1999, among FSI, BMI
               International, Inc., and YieldUP (included
               in the proxy statement/prospectus as Exhibit
               A)..........................................  Filed Electronically
  2.2      --  Asset Purchase Agreement, dated as of June
               9, 1999, between FSI and The BOC Group,
               Inc. .......................................  Incorporated by Reference
  3.1      --  Restated Articles of Incorporation of FSI...  Incorporated by Reference
  3.2      --  Restated By-Laws of FSI.....................  Incorporated by Reference
  3.3      --  Amendment to Restated By-Laws of FSI........  Incorporated by Reference
  4.1      --  Note Purchase Agreement between FSI and
               Metropolitan Life Insurance Company and
               other purchasers (Schedule A omitted).......  Incorporated by Reference
  4.2      --  Form of Rights Agreement dated as of May 22,
               1997 between FSI and Harris Trust and
               Savings Bank, National Association, as
               Rights Agent................................  Incorporated by Reference
  4.3      --  Amendment dated March 26, 1998 to Rights
               Agreement dated May 22, 1997 by and between
               FSI and Harris Trust and Saving Bank,
               National Association as Rights Agent........  Incorporated by Reference
  5.1      --  Opinion of Faegre & Benson LLP..............  Filed Electronically
  8.1      --  Opinion of Faegre & Benson LLP regarding tax
               matters.....................................  Filed Electronically
  8.2      --  Opinion of Gray Cary Ware & Freidenrich LLP
               regarding tax matters.......................  Filed Electronically
 10.1      --  License Agreement for Microelectronic
               Technology between YieldUP and FSI dated
               January 21, 1999............................  Incorporated by Reference
 23.1      --  Consent of KPMG LLP (relating to financial
               statements of FSI)..........................  Filed Electronically
 23.2      --  Consent of KPMG LLP (relating to financial
               statements of YieldUP)......................  Filed Electronically
 23.3      --  Consent of Faegre & Benson LLP (included in
               Exhibits 5.1 and 8.1).......................  Filed Electronically
 23.4      --  Consent of Gray Cary Ware & Freidenrich LLP
               (included in Exhibit 8.2)...................  Filed Electronically
 24.1      --  Powers of Attorney from the directors and
               officers of FSI.............................  Filed Electronically
 99.1      --  Form of Proxy of YieldUP....................  Filed Electronically
 99.2      --  Opinion of Needham & Company, Inc. (included
               in the proxy statement/prospectus as Exhibit
               B)..........................................  Filed Electronically
 99.3      --  Consent of Needham & Company, Inc...........  Filed Electronically
 99.4      --  Annual Report on Form 10-KSB/A of YieldUP
               for the fiscal year ended December 31,
               1998........................................  Filed Electronically